                                                                    Exhibit 99.1

                                IMPORTANT NOTICE

Recognizing that Goldcorp Inc. (Goldcorp) and its joint venture partner, Kinross Gold Corporation ("Kinross"), have legal and regulatory obligations in a number of global jurisdictions, AMEC Americas Limited (AMEC) consents to the filing of this report with any stock exchange and other regulatory authority and any publication by Goldcorp and/or Kinross, including electronic publication on their respective websites accessible by the public, of this report.

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Goldcorp by AMEC. This report has been readdressed to Kinross, at their request, with the consent from Goldcorp. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Goldcorp and Kinross, subject to the terms and conditions of their respective contracts with AMEC. Those contracts respectively permit Goldcorp and Kinross to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

CONTENTS
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1.0    SUMMARY..........................................................     1-1

2.0    INTRODUCTION AND TERMS OF REFERENCE..............................     2-1
       2.1  Scope of Work...............................................     2-1
       2.2  Report Basis................................................     2-2

3.0    RELIANCE ON OTHER EXPERTS........................................     3-1
4.0    PROPERTY DESCRIPTION AND LOCATION................................     4-1
       4.1  Pamour Property.............................................     4-2
            4.1.1    Location and Mining Titles.........................     4-2
            4.1.2    Land Tenure........................................     4-2
       4.2  Hoyle Pond Property.........................................     4-2
            4.2.1    Location and Mining Titles.........................     4-2
            4.2.2    Land Tenure........................................     4-2
       4.3  Dome Property...............................................     4-2
            4.3.1    Location and Mining Titles.........................     4-2
            4.3.2    Land Tenure........................................     4-3

5.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
       PHYSIOGRAPHY.....................................................     5-1

6.0    HISTORY..........................................................     6-1
       6.1  Pamour......................................................     6-1
       6.2  Hoyle Pond..................................................     6-3
       6.3  Dome........................................................     6-4

7.0    GEOLOGICAL SETTING...............................................     7-1
       7.1  Regional Geology............................................     7-1
       7.2  Property Geology............................................     7-8
            7.2.1   Pamour Mine.........................................     7-8
            7.2.2   Hoyle Pond Mine.....................................    7-11
            7.2.3   Dome Mine...........................................    7-14

8.0    DEPOSIT TYPES....................................................     8-1

9.0    MINERALIZATION...................................................     9-1
       9.1  Pamour Mine.................................................     9-1
       9.2  Hoyle Pond Mine.............................................     9-1
       9.3  Dome Mine...................................................     9-2

10.0   EXPLORATION......................................................    10-1

11.0   DRILLING.........................................................    11-1
       11.1 Pamour Mine.................................................    11-1
       11.2 Hoyle Pond Mine.............................................    11-1
       11.3 Dome Mine...................................................    11-2

12.0   SAMPLING METHOD AND APPROACH.....................................    12-1
       12.1 Pamour Mine.................................................    12-1
       12.2 Hoyle Pond..................................................    12-1
       12.3 Dome Mine...................................................    12-2

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Project No.: 152236                   TOC i                          [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY........................    13-1

14.0   DATA VERIFICATION................................................    14-1

15.0   ADJACENT PROPERTIES..............................................    15-1

16.0   MINERAL PROCESSING AND METALLURGICAL TESTING.....................    16-1
       16.1 PJV Mill Circuit Description................................    16-1
       16.2 Mill Production Overview....................................    16-5
       16.3 Gold Recovery...............................................    16-7
       16.4 Mill Workforce..............................................    16-7
       16.5 Reconciliation Mine-Mill....................................    16-7
       16.6 Assay Laboratory............................................    16-8
       16.7 Operating Costs.............................................    16-8

17.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES...................    17-1
       17.1 Introduction................................................    17-1
       17.2 Pamour Open Pit.............................................    17-1
            17.2.1  Mineralized Zone Models.............................    17-2
            17.2.2  Exploratory Data Analysis (EDA).....................    17-4
            17.2.3  Compositing.........................................    17-4
            17.2.4  Grade Capping.......................................    17-8
            17.2.5  Spatial Data Analysis...............................    17-8
            17.2.6  Resource Model......................................   17-11
            17.2.7  Interpolation Methods...............................   17-12
            17.2.8  Resource Classification.............................   17-12
            17.2.9  Mineral Resource Validation.........................   17-13
            17.2.10 Comparing Composite and Kriged Model Statistics.....   17-14
            17.2.11 Cross Section Validation............................   17-15
            17.2.12 Swath Plots.........................................   17-15
            17.2.13 Herco Validation and Grade-Tonnage Curves...........   17-29
            17.2.14 Pamour Conclusions..................................   17-35
       17.3 Hoyle Pond Underground Mine.................................   17-35
            17.3.1  Assessment of Polygonal Reserves and Resources......   17-36
            17.3.2  Assessment of Block Modeled Reserves and
                    Resources...........................................   17-37
            17.3.3  Mineralized Domains.................................   17-38
            17.3.4  Vein Model Solids...................................   17-39
            17.3.5  Resource Model Solids...............................   17-39
            17.3.6  Grade Model Solids..................................   17-39
            17.3.7  Exploratory Data Analysis (EDA).....................   17-40
            17.3.8  Compositing.........................................   17-40
            17.3.9  Grade Capping.......................................   17-43
            17.3.10 Resource Model......................................   17-43
            17.3.11 Resource Classification.............................   17-44
            17.3.12 Resource Model Validation...........................   17-45
            17.3.13 Hoyle Pond Conclusions..............................   17-45
       17.4 Dome Underground Mine.......................................   17-46
            17.4.1  Mineralized Zone Models.............................   17-46
            17.4.2  Exploratory Data Analysis (EDA).....................   17-47
            17.4.3  Compositing.........................................   17-47
            17.4.4  Grade Capping.......................................   17-47
            17.4.5  Spatial Data Analysis...............................   17-48

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Project No.: 152236                   TOC ii                         [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

            17.4.6  Resource Model......................................   17-48
            17.4.7  Interpolation Methods...............................   17-48
            17.4.8  Resource Classification.............................   17-49
            17.4.9  Resource Model Validation...........................   17-49
            17.4.10 Swath Plots.........................................   17-49
            17.4.11 Herco Validation and Grade-Tonnage Curves...........   17-50
            17.4.12 Dome Mine Conclusions...............................   17-60
       17.5 PJV Summary.................................................   17-60

18.0   OTHER RELEVANT DATA AND INFORMATION..............................    18-1

19.0   INTERPRETATION AND CONCLUSIONS...................................    19-1

20.0   RECOMMENDATIONS..................................................    20-1

21.0   REFERENCES.......................................................    21-1

22.0   DATE AND SIGNATURE PAGE..........................................    22-1

23.0   ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND
       DEVELOPMENT PROPERTIES...........................................    23-1
       23.1 Pamour Open Pit.............................................    23-1
            23.1.1  Mining Operations...................................    23-1
            23.1.2  Gold Recovery.......................................    23-8
            23.1.3  Reserve Estimate....................................    23-8
            23.1.4  Capital Cost Estimate...............................   23-10
            23.1.5  Operating Cost Estimate.............................   23-10
            23.1.6  Mine Life...........................................   23-10
            23.1.7  Exploration Potential...............................   23-10
       23.2 Hoyle Pond..................................................   23-11
            23.2.1  Mining Operations...................................   23-11
            23.2.2  Gold Recovery.......................................   23-20
            23.2.3  Reserves Estimates..................................   23-20
            23.2.4  Capital and Operating Cost Estimates................   23-22
            23.2.5  Mine Life...........................................   23-24
       23.3 Dome Mine...................................................   23-25
            23.3.1  Mining Operations...................................   23-25
            23.3.2  Gold Recovery.......................................   23-32
            23.3.3  Reserve Estimate....................................   23-32
            23.3.4  Capital Cost Estimate...............................   23-38
            23.3.5  Operating Cost Estimate.............................   23-39
            23.3.6  Mine Life...........................................   23-39
       23.4 Market and Contracts........................................   23-40
       23.5 Environmental Considerations................................   23-40
            23.5.1  Bonding, Reclamation and Closure Plan...............   23-42
       23.6 Taxes and Royalties.........................................   23-43
       23.7 Economic Analysis...........................................   23-44
            23.7.1  Economic Parameters.................................   23-44

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Project No.: 152236                  TOC iii                         [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

TABLES
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Table 1-1:    Summary of PJV Mineral Resource...........................     1-1
Table 1-2:    Summary of PJV Mineral Reserves...........................     1-2
Table 4-1:    Environmental Permit and Approval List for Dome Mine......     4-4
Table 6-1:    Historical Production at Hoyle Pond.......................     6-3
Table 6-2:    Historical Production at the Dome Mine....................     6-4
Table 11-1:   Pamour Mine Drilling Summary..............................    11-1
Table 11-2:   Hoyle Pond Drilling Summary...............................    11-2
Table 11-3:   Dome Mine Drilling Summary................................    11-2
Table 13-1:   Pamour Specific Gravity Determinations....................    13-5
Table 13-2:   Hoyle Pond Specific Gravity Determinations................    13-5
Table 16-1:   Mill Production 2002 to 2005..............................    16-6
Table 16-2:   Mill Equipment Utilization................................    16-6
Table 16-3:   Mine-Mill Reconciliation for 2004 and 2005................    16-8
Table 17-1:   Summary of Mineral Resource* by Classification Category -
                 Pamour Open Pit........................................    17-2
Table 17-2:   Mineralized Domains (Placer Dome, 2003)...................    17-3
Table 17-3:   Gold Grade Capping Thresholds (Placer Dome, 2003).........    17-9
Table 17-4:   2003 Pamour Open Pit Variogram Model Parameters
                 (Placer Dome, 2003)....................................   17-11
Table 17-5:   Pamour Open Pit Block Model Setup.........................   17-12
Table 17-6:   Resource Categorization Criteria..........................   17-13
Table 17-7:   Comparing Au Statistics between 1.5 m Composites,
                 Nearest-Neighbour and Kriged Model.....................   17-15
Table 17-8:   Correction Factors for Herco Validation...................   17-29
Table 17-9:   Summary of Mineral Resource* by Classification
                 Category-Hoyle Pond Underground........................   17-35
Table 17-10:  Cut-off grades by Mining Method for Hoyle Pond
                 Underground............................................   17-36
Table 17-11:  Hoyle Pond Crown Pillar Mineral Resource..................   17-36
Table 17-12:  UP Vein Block Model Setup.................................   17-44
Table 17-13:  Summary of Mineral Resource* by Classification Category --
                 Dome Underground.......................................   17-46
Table 17-14:  UG_sed5 Block Model Setup.................................   17-48
Table 18-1:   Selected 2005 year-end reconciliation information: Actual
                 against Predicted......................................    18-1
Table 23-1:   Open Pit Mining Equipment.................................    23-6
Table 23-2:   Pamour Open Pit Mining Schedule (SBP 2005 base case)......    23-8
Table 23-3:   Mineral Reserve Statement (December 31, 2005).............    23-9
Table 23-4:   Pamour Stockpiles Mineral Reserves........................   23-10
Table 23-5:   Hoyle Pond Equipment List.................................   23-18
Table 23-6:   Hoyle Pond Production Forecast-Base Case Scenario.........   23-19
Table 23-7:   Hoyle Pond Production Forecast-Target Case Scenario.......   23-19
Table 23-8:   Break-Even Cut-Off Grades at Hoyle Pond by Mining Method..   23-20
Table 23-9:   Tail Grades Used for Hoyle Pond Various Vein Systems......   23-21
Table 23-10:  Hoyle Pond Underground Mineral Reserves...................   23-22
Table 23-11:  Hoyle Pond Crown Pillar Mineral Reserves..................   23-22
Table 23-12:  Hoyle Pond Operating Cost.................................   23-24
Table 23-13:  Rock Type Strength Values (Average Laboratory Results)....   23-27

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Project No.: 152236                  TOC iv                          [AMEC LOGO]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

Table 23-14:  Dome Underground Active Equipment List....................   23-31
Table 23-15:  LOM Production Plan (Target Case).........................   23-32
Table 23-16:  Break-Even Cut-Off Grade Parameters (Base Case)...........   23-33
Table 23-17:  Break-Even Cut-Off Grade Parameters.......................   23-33
Table 23-18:  Mineral Resource Statement for Dome Mine (Dec. 31, 2005)..   23-34
Table 23-19: Mineral Reserve Statement for Dome Mine (Dec. 31, 2005)... 23-35 Table 23-20: Mineral Reserve Statement for Dome Mine Open-Pit
                 Stockpiles (Dec. 31, 2005).............................   23-35
Table 23-21:  Mineral Reserve Statement for Dome Mine Open-Pit Ramp
                 Scavenging (Dec. 31, 2005).............................   23-35
Table 23-22:  AFE Capital Cost Estimate (Goldcorp)......................   23-39
Table 23-23:  Adjusted Operating Costs ($/tonne)........................   23-39
Table 23-24:  Taxes, Rent and Royalties.................................   23-44
Table 23-25:  Dome Mine Economic Model Parameters.......................   23-45

FIGURES
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Figure 4-1:   Location Plan Showing PJV Claims..........................     4-1
Figure 6-1:   Historical Ore Tonnes Production at Pamour Mine by Main
                 Mining Methods.........................................     6-2
Figure 6-2:   Historical Gold Ounces Production at Pamour Mine by Main
                 Mining Methods.........................................     6-2
Figure 7-1:   Stratigraphy of the Timmins Camp..........................     7-4
Figure 7-2:   Timmins Regional Geology..................................     7-7
Figure 7-3:   Pamour Mine Schematic Cross Section, Looking West.........     7-9
Figure 7-4:   Hoyle Pond Geology........................................    7-13
Figure 7-5:   Dome General Geology......................................    7-15
Figure 12-1:  Pamour Blast Hole Sampling................................    12-1
Figure 13-1:  2005 Analytical Results - Low-Grade Standards.............    13-2
Figure 13-2:  2005 Analytical Results - Medium-Grade Standards..........    13-2
Figure 13-3:  2005 Analytical Results - High-Grade Standards............    13-3
Figure 13-4:  Pulp Duplicate Scatter Plot...............................    13-4
Figure 13-5:  2005 Percent Relative Difference..........................    13-4
Figure 16-1:  Crushing Circuit Block Flow Diagram.......................    16-2
Figure 16-2:  Grinding Line Block Flow Diagram..........................    16-2
Figure 16-3:  Leach and CIP Circuit Block Flow Diagram..................    16-3
Figure 17-1:  EDA of Uncapped Assay Composites-Pamour Pit-Domains 2-16
                 (Placer Dome, 2003)....................................    17-6
Figure 17-2:  EDA of Uncapped Assay Composites Domains 17-28
                 (Placer Dome, 2003)....................................    17-7
Figure 17-3:  Swath Plot along Easting for Domain 4 -- Pamour Open Pit..   17-16
Figure 17-4:  Swath Plot along Northing for Domain 4 -- Pamour
                 Open Pit...............................................   17-17
Figure 17-5:  Swath Plot Along Elevation For Domain 4 -- Pamour
                 Open Pit...............................................   17-18
Figure 17-6:  Swath Plot Along Easting For Domain 8 --Pamour Open Pit...   17-20
Figure 17-7:  Swath Plot Along Northing For Domain 8 -- Pamour
                 Open Pit...............................................   17-21
Figure 17-8:  Swath Plot Along Elevation For Domain 8 -- Pamour
                 Open Pit...............................................   17-22
Figure 17-9:  Swath Plot Along Easting For Domain 20 -- Pamour
                 Open Pit...............................................   17-23
Figure 17-10: Swath Plot Along Northing For Domain 20 -- Pamour
                 Open Pit...............................................   17-24
Figure 17-11: Swath Plot Along Elevation For Domain 20 -- Pamour
                 Open Pit...............................................   17-25
Figure 17-12: Swath Plot Along Easting For All Domains -- Pamour
                 Open Pit...............................................   17-26

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Project No.: 152236                  TOC v                           [AMEC LOGO]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

Figure 17-13: Swath Plot Along Northing For All Domains -- Pamour
                 Open Pit...............................................   17-27
Figure 17-14: Swath Plot Along Elevation For All Domains -- Pamour
                 Open Pit...............................................   17-28
Figure 17-15: Grade-Tonnage Curve for Domain 4..........................   17-31
Figure 17-16: Grade-Tonnage Curve for Domain 8..........................   17-32
Figure 17-17: Grade-Tonnage Curve for Domain 20.........................   17-33
Figure 17-18: Grade-Tonnage Curve for All Domains.......................   17-34
Figure 17-19: Box Plots of Hoyle Pond Underground Domains (1 of 2)......   17-41
Figure 17-20: Box Plots of Hoyle Pond Underground Domains (2 of 2)......   17-42
Figure 17-21: Au East-West Swaths Plots Dome ug_sed5 Model..............   17-51
Figure 17-22: Au North-South Swaths Plots Dome ug_sed5 Model............   17-52
Figure 17-23: Au Elevation Swaths Plots Dome ug_sed5 Model..............   17-53
Figure 17-24: Au Herco (5 x 5 x 5 ft or 1.5 x 1.5 x 1.5 m SMU)..........   17-56
Figure 17-25: Au Herco (10 x 10 x 10 ft or 3 x 3 x 3 m  (SMU)...........   17-57
Figure 17-26: Au Herco (20 x 20 x 20 ft or 6 x 6 x 6 m SMU).............   17-58
Figure 17-27: Difference in Tonnage by Cut-off Grade and SMU Sizes
                 (SMU size in feet).....................................   17-59
Figure 17-28: Difference in Grade-above-cutoff by SMU Size
                 (SMU size in feet).....................................   17-59
Figure 23-1:  Pamour final pit design displaying phase locations........    23-2
Figure 23-2:  Pamour pit design sectors. Inter-ramp angles shown are
                 for 18 m bench height (CNI, 2003)......................    23-3
Figure 23-3:  View of Hoist Installations on 655 Level..................   23-12
Figure 23-4:  View of the Automated Control Room for the Winze Hoist....   23-12
Figure 23-5:  Updated Longitudinal Section of Hoyle Pond Mine...........   23-13
Figure 23-6:  2007 Production Distribution by Mining Method.............   23-14
Figure 23-7:  Paste Cut and Fill Stope Layout...........................   23-15
Figure 23-8:  View from Inside the Stope................................   23-16
Figure 23-9:  Dome Mine Longitudinal Section (Looking East).............   23-26
Figure 23-10: History of Unusual Occurrences at Dome Mine...............   23-28
Figure 23-11: Air Quality Monitoring Stations...........................   23-38

APPENDICES
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Appendix A   List of Claims

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Project No.: 152236                  TOC vi                          [AMEC LOGO]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

UNITS OF MEASURE
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Above mean sea level...........................................   amsl
Ampere.........................................................   A
Annum (year)...................................................   a
Billion years ago..............................................   Ga
British thermal unit...........................................   Btu
Candela........................................................   cd
Carat..........................................................   ct
Carats per hundred tonnes......................................   cpht
Carats per tonne...............................................   cpt
Centimetre.....................................................   cm
Cubic centimetre...............................................   cm(3)
Cubic feet per second..........................................   ft(3)/s or cfs
Cubic foot.....................................................   ft(3)
Cubic inch.....................................................   in(3)
Cubic metre....................................................   m(3)
Cubic yard.....................................................   yd(3)
Day............................................................   d
Days per week..................................................   d/wk
Days per year (annum)..........................................   d/a
Dead weight tonnes.............................................   DWT
Decibel adjusted...............................................   dBa
Decibel........................................................   dB
Degree.........................................................   DEG.
Degrees Celsius................................................   DEG. C
Degrees Fahrenheit.............................................   DEG. F
Diameter.......................................................   (PHI)
Dry metric ton.................................................   dmt
Foot...........................................................   ft
Gallon.........................................................   gal
Gallons per minute (US)........................................   gpm
Gigajoule......................................................   GJ
Gram...........................................................   g
Grams per litre................................................   g/L
Grams per tonne................................................   g/t
Greater than...................................................   >
Hectare (10,000 m(2))..........................................   ha
Hertz..........................................................   Hz
Horsepower.....................................................   hp
Hour...........................................................   h (NOT hr)
Hours per day..................................................   h/d
Hours per week.................................................   h/wk
Hours per year.................................................   h/a
Inch...........................................................   "
Joule..........................................................   J
Joules per kilowatt-hour.......................................   J/kWh
Kelvin.........................................................   K
Kilo (thousand)................................................   k
Kilocalorie....................................................   kcal
Kilogram.......................................................   kg
Kilograms per cubic metre......................................   kg/m(3)
Kilograms per hour.............................................   kg/h

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Project No.: 152236                  TOC vii                         [AMEC LOGO]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

Kilograms per square metre.....................................   kg/m(2)
Kilojoule......................................................   kJ
Kilometre......................................................   km
Kilometres per hour............................................   km/h
Kilonewton.....................................................   kN
Kilopascal.....................................................   kPa
Kilovolt.......................................................   kV
Kilovolt-ampere................................................   kVA
Kilovolts......................................................   kV
Kilowatt.......................................................   kW
Kilowatt hour..................................................   kWh
Kilowatt hours per short ton (US)..............................   kWh/st
Kilowatt hours per tonne (metric ton)..........................   kWh/t
Kilowatt hours per year........................................   kWh/a
Kilowatts adjusted for motor efficiency........................   kWe
Less than......................................................   <
Litre..........................................................   L
Litres per minute..............................................   L/m
Megabytes per second...........................................   Mb/s
Megapascal.....................................................   MPa
Megavolt-ampere................................................   MVA
Megawatt.......................................................   MW
Metre..........................................................   m
Metres above sea level ........................................   masl
Metres per minute..............................................   m/min
Metres per second..............................................   m/s
Metric ton (tonne).............................................   t
Micrometre (micron)............................................   (MICRON)m
Microsiemens (electrical)......................................   (MICRON)s
Miles per hour.................................................   mph
Milliamperes...................................................   mA
Milligram......................................................   mg
Milligrams per litre...........................................   mg/L
Millilitre.....................................................   mL
Millimetre.....................................................   mm
Million........................................................   M
Million tonnes.................................................   Mt
Minute (plane angle)...........................................   '
Minute (time)..................................................   min
Month..........................................................   mo
Newton.........................................................   N
Newtons per metre..............................................   N/m
Ohm (electrical)...............................................   (OHM)
Ounce..........................................................   oz
Parts per billion..............................................   ppb
Parts per million..............................................   ppm
Pascal (newtons per square metre)..............................   Pa
Pascals per second.............................................   Pa/s
Percent........................................................   %
Percent moisture (relative humidity)...........................   % RH
Phase (electrical).............................................   Ph
Pound(s).......................................................   lb
Pounds per square inch.........................................   psi
Power factor...................................................   pF
Quart..........................................................   qt
Revolutions per minute.........................................   rpm

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Project No.: 152236                 TOC viii                         [AMEC LOGO]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

Second (plane angle)...........................................   "
Second (time)..................................................   s
Short ton (2,000 lb)...........................................   st
Short ton (US).................................................   t
Short tons per day (US)........................................   tpd
Short tons per hour (US).......................................   tph
Short tons per year (US).......................................   tpy
Specific gravity...............................................   SG
Square centimetre..............................................   cm(2)
Square foot....................................................   ft(2)
Square inch....................................................   in(2)
Square kilometre...............................................   km(2)
Square metre...................................................   m(2)
Thousand tonnes................................................   kt
Tonne (1,000 kg)...............................................   t
Tonnes per day.................................................   t/d
Tonnes per hour................................................   t/h
Tonnes per year................................................   t/a
Total dissolved solids.........................................   TDS
Total suspended solids.........................................   TSS
Volt...........................................................   V
Week...........................................................   wk
Weight/weight..................................................   w/w
Wet metric ton.................................................   wmt
Yard...........................................................   yd
Year (annum)...................................................   a
Year (US)......................................................   yr

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Project No.: 152236                  TOC ix                          [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

1.0       SUMMARY

          This report is an update of the August 28th version. The modifications are:

          o Inclusion of mineral reserves declared for the Dome Open-Pit Stockpile and Ramp Scavenging.

          o Inclusion of mineral reserves declared for the Hoyle Pond crown pillar.

          o Correction of a mistake made in reporting Pamour Open-Pit mineral reserves.

          o    Inclusion of mineral reserves for the Pamour Open-pit
               (stockpiles).

          o    Inclusion of Hoyle Pond Crown Pillar mineral resource.

          o Inclusion of a summary table for mineral reserves and mineral resource in the summary section.

          o AMEC did not verify the above listed mineral resource and mineral reserves.

          AMEC was commissioned by Goldcorp Inc. and its wholly owned subsidiary Goldcorp Canada Ltd. (together Goldcorp) to provide an independent Qualified Person's review and Technical Report for the Porcupine Joint Venture Mine operations in Ontario, Canada. AMEC was to determine if Mineral Resource and Mineral Reserve estimation for the operation was carried out in accordance with industry standard practices, and if Mineral Resources and Mineral Reserves are compliant with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves (2000) as incorporated by reference in Canadian National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators. The format and content of this report are intended to conform to Form 43-101F1.

          The Porcupine Joint Venture (PJV) comprises the Dome, Pamour and Hoyle Pond Mines and an extensive regional property package. The properties lie within the Porcupine Gold Camp in the Archaean Abitibi greenstone belt at Timmins, Ontario, and have similar geological settings. The Porcupine Gold Camp has total historic production in excess of 62 Moz of gold, making it one of the most significant camps in North America. Production has come from laterally-restricted, yet vertically extensive, quartz-carbonate lode systems hosted within greenschist-facies metamorphic rocks.

          The deposits are found within a 10 km wide corridor parallel to the 200 km long Destor-Porcupine Fault. At the district scale, gold deposits are spatially associated with regional fault zones. At the camp scale gold deposits generally occur within 5 km of, but not in, the regional faults.

          The PJV properties contain a massive amount of information that has been collected over more than 90 years. This includes 71,101 drill holes totalling 4,733,025 m to the end of

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          2005. AMEC conducted "spot checks" on the data. The checks involved randomly selecting drill hole logs and comparing the collar location data, down-hole deviation data, geology and assay data against the respective plotted paper sections. No errors were found in this exercise.

          Gold assays have been completed with industry standard fire assay techniques supported by PJV's quality assurance and quality control (QA/QC) program. The program consists of the regular insertion of standard reference materials, blanks, and both pulp and reject duplicate samples into the core sample stream. Five percent of exploration samples are also sent to an outside lab as a further test on quality of the primary assay results

          AMEC has reviewed selected resource models from the PJV operations and believes that the methodologies used in the creation of the models are adequate and acceptable for public disclosure of a resource statement.

          Of the three models reviewed, the Pamour Open Pit has the most significance in terms of tonnage contributed to the combined total PJV resources. Accordingly, AMEC focused the review on this model. From the validation work performed, it appears that the overall model grades are conservative, and AMEC recommends that a sensitivity analysis be undertaken to assess the current capping. AMEC does not have any issues with the Hoyle Pond model that was reviewed.

          For Dome underground mine, the validation exercise showed that the 10 ft x 10 ft selective mining unit (SMU) size is the most appropriate for this model. The resource tonnes appear to be well estimated, but the grade above the resource cut-off of 2.95 gpt Au appears to be 11% underestimated, although reconciliation work (for the combined operations) does not directly support this statement. Dome staff should perform a sensitivity analysis on capped grades to aid in reducing the underestimation.

          The Dome underground mine was re-opened in the first quarter of 2006, based on mineral reserves that were not included in the Strategic Business Plan. In light of current economic conditions, recovery of this mineral reserve was accelerated for inclusion into the current mine plan. AMEC considers this decision to be appropriate due to the short mine life of the Dome mine.

          It is believed that the current industry wide shortage of qualified and skilled workers may have an impact on the PJV operations and, as a result, may lead to increase the proportion of contractors on site.

          AMEC has reviewed the site data (production reporting, Life of Mine plan) and considers the resulting projections to be reasonable and achievable. In AMEC's opinion, the resource and reserve estimation process, which yielded a resource estimate of 41.7 Mt at 2.58 gpt (~3.47 Moz) and a reserve estimate of 63.2 Mt at 1.66 gpt (~3.37 Moz), is in conformance to industry standards and NI43-101 guidelines.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          A summary of the mineral resource and mineral reserves is presented in Tables 1-1 and 1-2.

          TABLE 1-1: SUMMARY OF PJV MINERAL RESOURCE

                                   Measured                                Indicated
                     ------------------------------------  ----------------------------------------
                                         Metal Content                            Metal Content
                      Tonnage   Grade  ------------------    Tonnage   Grade  ---------------------
Item                    (t)     (g/t)    (oz)      (kg)        (t)     (g/t)     (oz)       (kg)
---------------------------------------------------------------------------------------------------
Dome OP                      0  0.000        0      0.000   6,426,281  1.632    337,187  10,487.691
Dome UG                894,117  4.701  135,137  4,203.244   2,864,791  4.336    399,341  12,420.891
Pamour OP              257,269  0.740    6,121    190.379   1,950,824  0.740     46,413   1,443.610
Pamour NC OP                 0  0.000        0      0.000   1,753,242  1.907    107,494   3,343.432
Pamour NC UG                 0  0.000        0      0.000     290,129  8.570     79,940   2,486.406
Hoyle Pond UG          116,757  9.064   34,025  1,058.292     411,136  9.706    128,292   3,990.322
Hoyle Pond CP OP         5,034  8.423    1,363     42.398      11,691  2.285        859      26.710
Owl Creek OP           924,079  2.796   83,069  2,583.725     965,284  2.448     75,973   2,363.015
Marlhill UG                  0  0.000        0      0.000      56,422  8.030     14,566     453.069
Nighthawk Lake UG            0  0.000        0      0.000      87,625  8.980     25,299     786.873
Hallnor 1-55 OP              0  0.000        0      0.000      37,225  3.149      3,769     117.222
Ronnoco South OP             0  0.000        0      0.000   1,887,312  1.954    118,566   3,687.808
Central Porphyry UG          0  0.000        0      0.000      71,203  9.470     21,679     674.292
Sandy OP                     0  0.000        0      0.000           0  0.000          0       0.000
---------------------------------------------------------------------------------------------------
TOTAL                2,197,256  3.676  259,715  8,078.038  16,813,165  2.515  1,359,377  42,281.340
---------------------------------------------------------------------------------------------------

                                     Inferred
                     ----------------------------------------
                                            Metal Content
                       Tonnage   Grade  ---------------------
Item                     (t)     (g/t)    (oz)        (kg)
-------------------------------------------------------------
Dome OP                 879,574  1.346     38,063   1,183.907
Dome UG                 710,326  3.978     90,848   2,825.677
Pamour OP             3,514,647  1.562    176,504   5,489.879
Pamour NC OP            713,843  1.575     36,147   1,124.303
Pamour NC UG            434,372  9.030    126,107   3,922.379
Hoyle Pond UG           848,500  9.498    259,093   8,058.679
Hoyle Pond CP OP         84,764  8.048     21,932     682.152
Owl Creek OP             96,123  2.082      6,434     200.128
Marlhill UG             298,337  8.940     85,750   2,667.133
Nighthawk Lake UG       119,949  7.790     30,042     934.403
Hallnor 1-55 OP               0  0.000          0       0.000
Ronnoco South OP              0  0.000          0       0.000
Central Porphyry UG     249,605  9.500     76,237   2,371.248
Sandy OP             14,744,735  1.896    898,807  27,956.018
-------------------------------------------------------------
TOTAL                22,694,776  2.530  1,845,964  57,415.903
-------------------------------------------------------------

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 1-2: SUMMARY OF PJV MINERAL RESERVES

                                   Proven                                   Probable
                  ---------------------------------------  -----------------------------------------
                                         Metal Content                             Metal Content
                    Tonnage    Grade  -------------------    Tonnage    Grade  ---------------------
Item                  (t)      (g/t)    (oz)      (kg)         (t)      (g/t)     (oz)       (kg)
----------------------------------------------------------------------------------------------------
Dome OP              140,796   2.288   10,357     322.141           0   0.000          0       0.000
Dome SP           14,513,187   0.901  420,468  13,078.008           0   0.000          0       0.000
Dome UG               75,575   3.978    9,667     300.670   1,084,172   4.379    152,641   4,747.663
Pamour OP          6,119,163   1.502  295,508   9,191.337  39,230,881   1.404  1,770,868  55,080.157
Pamour SP            626,622   1.022   20,598     640.670           0   0.000          0       0.000
Hoyle Pond UG        322,692  16.110  167,141   5,198.667     764,544  17.524    430,754  13,397.958
Hoyle Pond CP OP      25,270  11.248    9,138     284.224     257,740  10.433     86,456   2,689.088
----------------------------------------------------------------------------------------------------
TOTAL             21,823,304   1.330  932,877  29,015.715  41,337,337   1.836  2,440,720  75,914.865
----------------------------------------------------------------------------------------------------

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

2.0       INTRODUCTION AND TERMS OF REFERENCE

          AMEC Americas Limited (AMEC) was commissioned by Goldcorp to provide an independent Qualified Person's review and update the Technical Report of the Porcupine Joint Venture operation (PJV) in Timmins, Ontario, Canada. The PJV is a joint venture between Kinross Gold Corporation (Kinross), which holds 49% of the venture, and Goldcorp (51% and manager).

          Pierre Rocque, P. Eng., an employee of AMEC, served as the Qualified Person responsible for preparing or supervising the preparation of the mining sections and Sections 1 to 6 of the update Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Properties, and in compliance with Form 43-101F1 (the "Technical Report"). Richard Kilpatrick, P. Geol., and Gordon Wilson,
          P. Eng., both employees of AMEC and Qualified Persons, prepared, or supervised the preparation of the geological and metallurgical sections, respectively. As well, assistance in the review of the resource estimate was provided by Jeff Smith, Senior Resource Geologist for AMEC.

2.1       SCOPE OF WORK

          AMEC was requested to update the NI43-101 Technical Report on the PJV operation that was completed by Steffen, Robertson and Kirsten (Canada) Inc. (SRK) in 2003, for Kinross. The scope of work was to provide an independent Qualified Person's review and Technical Report for the Porcupine Joint Venture Mine operations in Ontario, Canada. AMEC was to determine if Mineral Resource and Mineral Reserve estimation for the operation was carried out in accordance with industry standard practices, and if Mineral Resources and Mineral Reserves are compliant with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves (2000) as incorporated by reference in Canadian National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators. The format and content of this report are intended to conform to Form 43-101F1, with the following sections:

          o    Summary

          o    Introduction

          o    Reliance on Other Experts

          o    Property Description and Location

          o Accessibility, Climate, Local Resources, Infrastructure and Physiography

          o    History

          o    Geological Setting

          o    Deposit Types

          o    Mineralization

          o    Exploration

          o    Drilling

          o    Sampling Method and Approach

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          o    Sample preparation, Analyses and Security

          o    Data Verification

          o    Adjacent Properties

          o    Mineral Processing and Metallurgical Testing

          o    Mineral Resource and Mineral Reserves Estimates

          o    Other Relevant Data and Information

          o    Interpretation and Conclusions

          o    Recommendations

          o    Reference

          o    Data and Signature Page

          o Additional Requirements for Technical Reports on Development Properties and Production Properties.

2.2       REPORT BASIS

          The PJV is an unincorporated joint venture between Goldcorp (51%) and Kinross Gold Corporation (49%).

          The terms of joint venture agreement with Kinross were not verified as AMEC believes the joint venture business to be sound.

          Unless otherwise specified, all units of measurement in this report are metric. All costs are expressed in Canadian dollars (CAD$). The payable metals, gold and silver, are priced in United States dollars (USD$) per ounce.

          The statement of Reserves and Resources for the PJV as of December 31, 2005, is based on a gold price of USD$400/oz and a currency exchange rate of 0.77 (USD$ to CAD$) for Mineral Reserves and USD$450/oz and a currency exchange rate of 0.82 (USD$ to CAD$) for Mineral Resources. The Mineral Resource and Mineral Reserves models and estimates have been prepared by PJV geological and engineering personnel.

          AMEC acknowledges the sensitive nature of the PJV Strategic Business Plan and marketing contract with the refiner for the mine products. As a result, these documents were reviewed but will not be appended to this report. Selected financial information from the 2005 Strategic Business Plan and other month-end or year-end internal documents has been used in the preparation of this report.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

3.0       RELIANCE ON OTHER EXPERTS

          Information and data for the report were obtained during a site visit by the following AMEC Qualified Persons (QPs): Pierre Rocque, Sam Mah, Richard Kilpatrick and Gordon Wilson, between the 11th and 16th of June 2006. AMEC also consulted additional sources of information from the issuers' reports on SEDAR and from PJV personnel at the mine sites and Goldcorp Corporate Head Office. The relevant geological, mining, metallurgical and financial information was reviewed in sufficient detail to prepare this report. AMEC's review of the PJV operation was completed based on information provided by Goldcorp personnel under the direct supervision of Stephen Price, P. Geo., Chief Geologist.

          The report expresses the professional opinion of the authors and includes estimates, conclusions, and recommendations that are based on professional judgment and reasonable care. The said estimates, conclusions, and recommendations are consistent with the level of detail of this study, which is based on the information available to AMEC at the time of report completion. All estimates, conclusions and recommendations presented are based on the assumptions and conditions outlined in this report.

          This report is to be issued and read in its entirety. Written or verbal excerpts from this report may not be used without the express written consent of the author(s) and Goldcorp.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

4.0       PROPERTY DESCRIPTION AND LOCATION

          The PJV property covers twenty six townships and is a complex assemblage of mining and surface property rights with a current land holding of 36,640 ha. The complete list of claims was provided by PJV personnel and is attached as Appendix 1. Three properties are currently active within the Porcupine Joint Venture (PJV) portfolio, namely:

          o    The Pamour open-pit mine

          o    The Hoyle Pond underground mine

          o    The Dome underground mine

          This updated technical report summarizes only changes or variations in mining titles and land tenure from the previous technical report (SRK, 2003). Full details of mining title and tenure data are included in the 2003 report.

          A plan view of claims controlled by the PJV is shown in Figure 4-1.

          FIGURE 4-1: LOCATION PLAN SHOWING PJV CLAIMS

                             [GRAPHIC APPEARS HERE]

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

4.1       PAMOUR PROPERTY

4.1.1     LOCATION AND MINING TITLES

          The Pamour property is located within the city limits of Timmins, in the Whitney Township, District of Cochrane, Ontario. It is about 1 km north-west of Highway 101, approximately 19 km east of downtown Timmins. The property abuts the Hoyle Pond Mine property to the north (see Figure 4-1).

4.1.2     LAND TENURE

          Issues with relocation of Highway 101, discussed in the previous technical report, have been resolved in favour of the PJV proposal. The PJV has also acquired sufficient land for waste disposal, and a haul road right of way.

          In AMEC's view, the PJV complies with all permits in all material aspects of the Pamour operation.

4.2       HOYLE POND PROPERTY

4.2.1     LOCATION AND MINING TITLES

          The Hoyle Pond Mine site is located within the city limits of Timmins and can be accessed via a gravel road, off Highway 101 (see Figure 4-1).

4.2.2     LAND TENURE

          The Hoyle Pond mine complex covers approximately 1,440 ha spread over Crown lease, private lease and staked mining claims.

          A list of property titles for Hoyle Pond is presented in Appendix 1.

          In AMEC's view, the PJV complies with all permits in all material aspects of the Hoyle Pond operation.

4.3       DOME PROPERTY

4.3.1     LOCATION AND MINING TITLES

          The Dome mine is located within Timmins' city limits in Ontario, Canada (see Figure 4-1). It covers an estimated area of 2,740 ha that comprises staked and patented mining claims held or under option.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          All required permits have been obtained for the mining and continued development of the Dome underground mine and mill (the open-pit operation was suspended).

          In AMEC's view, the PJV complies with all permits in all material aspects of the Dome operation.

4.3.2     LAND TENURE

          The land holdings are subdivided in three categories:

          o    The Dome Pit, Underground Mine and Mill Complex

          o    The Preston Property

          o    The Paymaster Property

          A list of property titles for the Dome Mine Complex is presented in Appendix 1.

          The Dome underground (and open-pit) mines, claims, mining and surface rights are located within the Deloro, Shaw, Tisdale and Whitney Townships.

          All requisite permits have been obtained for the mining and continued development of the mine site and are considered to be in good standing for the PJV (refer to Table 4-1).

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 4-1: ENVIRONMENTAL PERMIT AND APPROVAL LIST FOR DOME MINE

Permit                       Code            Issue  Date      Expiry Date      Description
----------------------------------------------------------------------------------------------------
Closure Plan                                                  Submitted in
                                                              June 1995
Closure Plan                                                  Feb. 1997        Updated -
Closure Plan                                                  Sept. 2001       Updated -
Industrial Sewage (C of A)   4-0038-83-929
Industrial Sewage (C of A)   4-0038-83-877
Industrial Sewage (C of A)   4-0038-83-888
Industrial Sewage (C of A)   4-0038-83-926
Industrial Sewage (C of A)   4-0083-83-006
Permit to take Water         87-P-5528       Jan. 6, 1987     Jan. 6, 1987     8 Shaft Water
                                                                               Pumping to MWP
                                                                               Simpson Lake / Expl
Permit to take Water         00-P-6057       Sept. 22, 2000   Sept. 22, 2001   Program DDC
Permit to take Water         90-P-5839       Nov. 15, 1990    Mar. 31, 2000    Dewater Open Pit
Permit to take Water         87-P-5529                                         Shaft #3 Dewatering
                                                                               Simpson Lake / Expl
Permit to take Water         00-P-6057                                         Program DDC
                                                                               Simpson Lake / Expl
Permit to take Water         99-P-6004                                         Program DDC
Permit to take Water         80-P-8085                                         Porcupine Lake

          PJV and its consultants have prepared the technical data concerning the environmental and closure aspects of the mining assets.

          AMEC has reviewed this data, which forms the basis of the related discussion and conclusions in this report, and considers them to be factual and complete.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

5.0       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
          PHYSIOGRAPHY

          The three properties are located within Timmins city limits. They all are easily accessible via Highway 101 and secondary access roads, all year round. The City of Timmins can be accessed from the east via Highway 11 (approximately 60 km away) and via Highway 144 from the west. A full service airport is located north of town.

          The local climate varies from hot summers to cold winters, with average temperature ranging from approximately -40 DEG. C to +30 DEG.
          C. The extreme minimum was recorded at -45.6 DEG. C and the extreme maximum was recorded at +38.9 DEG. C. Annual precipitation (snow and rain combined) is in the order of 830mm.

          Abundant water and power resources are available for the operation of the three properties. Some waste and storage sites were visited, AMEC did not have concerns over their adequacy or management. Timmins is a regional centre for employing and training mining personnel; however, the current shortage of qualified personnel is a major concern for appropriately staffing the operation.

          The three sites were visited and their respective infrastructure (power capacity, dewatering, compressed air, ventilation, communication, etc.) reviewed with site personnel. In AMEC's view, the infrastructure seen is appropriate for operating the three mine sites.

          The topography of the Timmins area is typical of the Canadian Shield: an irregular surface showing moderate relief. The high points result from bedrock outcrops, whereas poorly drained wetlands form the low points. The elevation ranges from approximately 200 m to 300 m above MSL (Mean Sea Level) with an average of 294.7 m above MSL.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

6.0       HISTORY

6.1       PAMOUR

          Production started on the Pamour property in 1911 and continued on a limited basis until 1914. A number of companies operated the Pamour mine from 1936 until 1999, when Kinross Gold Corporation purchased it from Royal Oak Mines Inc. Since 1936, in excess of four million ounces of gold have been produced from the Pamour Mine.

          The deposit was initially mined by underground methods suited to the high-grade, narrow-vein mineralization style. Workings extended from surface down to the 2,200 ft (671 m) level. Approximately 3.2 Moz was extracted during 1936-1975, with an estimated 0.88 Moz directly attributed to the veins.

          The production throughput was increased by using bulk mining methods in lower-grade areas.

          Many mining methods were implemented, including longhole, open blasthole, sub-level caving, sub-level retreat and modifications of vertical cave retreat (VCRTM) techniques. Crown pillars extraction commenced in 1976, and open-pit mining was expanded to include lower-grade zones adjacent to previously mined areas.

          The underground and open pit operations were shutdown at the end of 1999. Upon formation of the PJV, a feasibility was completed on a much larger open pit, which was approved in 2004 and is now in full production.

          A break down of historical production until 1999 by mining method is summarized in Figures 6-1 and 6-2.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 6-1: HISTORICAL ORE TONNES PRODUCTION AT PAMOUR MINE BY MAIN
                       MINING METHODS

                              [CHART APPEARS HERE]

          FIGURE 6-2: HISTORICAL GOLD OUNCES PRODUCTION AT PAMOUR MINE BY MAIN
                       MINING METHODS

                              [CHART APPEARS HERE]

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

6.2       HOYLE POND

          The Hoyle Pond discovery hole was drilled by Texas Gulf in 1980, when hole 69-17 intersected 6.5 g/t Au over 3.0 m (0.19 oz/t Au over 9.8 ft). Subsequent drill programs in 1980 and 1982 outlined a deposit of 199,637 tonnes grading 15.1 g/t Au. Development was initiated in 1983 and 1984 by driving ramp access. The first year of mining, in 1985, yielded 64,400 tonnes at an average grade of 13.0 g/t Au.

          Following the acquisition of Falconbridge Gold Corporation in 1993 by Kinross, an exploration programme consisting of diamond drilling and underground development, was implemented at Hoyle Pond in early 1994. This work resulted in the discovery and partial definition of significant additional mineralization in the 1060 Zone, 'A' Vein and extensions of many producing vein systems in the Hoyle Pond mine.

          Continued drilling since 1994, has resulted in the discovery of the '7' Vein system of flat-lying veins. Ongoing development work led to the sinking of an 815 m deep, four-compartment shaft and construction of additional ramp access.

          A production milestone of 2.0 million ounces was reached in 2005 making Hoyle Pond the sixth largest producer on an ounce basis. The head grade for the Hoyle Pond mine is the second highest of all mines in the Timmins camp-past or present. The historical production of Hoyle Pond is displayed in Table 6-1.

          TABLE 6-1: HISTORICAL PRODUCTION AT HOYLE POND

          Year    Tonnes Mined   Tonnes Milled   Grade (g/t)   Recovered ounces
          ---------------------------------------------------------------------
          1985         64,400         64,400        13.00            27,000
          1986         86,598         83,596        22.30            56,898
          1987         89,415        100,690        15.20            47,212
          1988         86,817         97,223        17.40            51,358
          1989        107,329        109,995        17.90            58,540
          1990        109,559        114,995        18.60            64,573
          1991        100,196        106,859        18.60            54,118
          1992        106,145        109,234        17.80            58,864
          1993         77,368         77,368        19.20            47,092
          1994         97,369        102,824        17.30            55,170
          1995        200,970        178,653        16.70            91,611
          1996        379,805        377,752        14.90           161,669
          1997        467,446        469,177        13.60           174,317
          1998        443,994        416,156        13.27           158,593
          1999        435,172        419,108        11.51           136,709
          2000        466,787        460,576        11.30           140,441
          2001        416,241        443,892        12.40           156,581
          2002        444,213        444,213        11.88           152,865
          2003        374,463        374,463        12.27           147,743
          2004        393,833        393,833        11.88           138,168
          2005        402,971        402,971        12.13           146,581
          ---------------------------------------------------------------------
          Total     5,351,091      5,347,978        12.78         2,126,103
          ---------------------------------------------------------------------

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

6.3       DOME

          The Dome Mine was discovered in 1909 by a party of prospectors, headed by John S. Wilson, who found a spectacular showing of gold on a dome-shaped outcrop of quartz approximately two miles (3.22 km) southwest of Porcupine Lake. The mine has been continuously operational for over 90 years, and mineralization has been defined over an area approximately 3.5 km long and1.8 km wide, to a depth of at least 1.8 km deep.

          Numerous mine and mill expansions were undertaken at Dome. In about 1985, the mill capacity was increased from 2,000 tpd to 3,000 tpd. A carbon-in-leach (CIL), carbon-in-pulp (CIP) and electro-winning circuit were added in 1987. Production was again increased in 1995 with the enlargement of the open-pit, bringing the milling capacity to approximately 12,000 tpd.

          The Dome mine is recognized as the second largest gold producer of the Timmins camp with total production to date of about 16 Moz of gold. The underground mine was active until 2004. An open-pit was started in mid 1994 and ran until the end of 2005. The underground workings were re-activated in 2006 and a three-year mine life is now planned for the underground Dome mine, with closure scheduled in 2009-2010.

          Historical gold production at the Dome mine is summarized in Table
          6-2.

          TABLE 6-2: HISTORICAL PRODUCTION AT THE DOME MINE

                                        Grade
          Year      Tons Milled   (ounces per ton)   Recovered Ounces Au
          --------------------------------------------------------------
          1910-85   42,714,014          0.260             11,092,862
          1986       1,060,100          0.134                137,023
          1987       1,087,100          0.126                132,017
          1988       1,131,800          0.101                109,890
          1989       1,315,500          0.114                144,135
          1990         861,800          0.098                 79,987
          1991       1,267,200          0.119                144,681
          1992       1,507,800          0.121                172,997
          1993       1,616,400          0.119                185,082
          1994       1,691,400          0.108                175,017
          1995       3,041,286          0.089                256,204
          1996       4,224,629          0.077                305,183
          1997       4,229,269          0.084                328,729
          1998       4,591,426          0.077                328,939
          1999       4,747,323          0.074                328,150
          2000       4,667,332          0.073                313,904
          2001       4,543,602          0.075                302,795
          2002       3,992,482          0.070                257,893
          2003       4,075,963          0.083                314,644
          2004       3,970,248          0.071                257,361
          2005       3,231,450          0.058                172,342
          --------------------------------------------------------------
          Total     99,568,124                            15,539,835
          --------------------------------------------------------------

          Note: Production records up to 1985 refer to recovered grade. Since
                1986 this has been replaced by the head grade.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

7.0       GEOLOGICAL SETTING

7.1       REGIONAL GEOLOGY

          The properties comprising the PJV lie within the Porcupine Gold Camp in the Archaean Abitibi greenstone belt at Timmins, Ontario, and the mines share common geological and mineralization features. The Porcupine Gold Camp has total historic production in excess of 62 Moz of gold, making it one of the most significant camps in North America. Production has come from laterally-restricted, yet vertically extensive, quartz-carbonate lode systems hosted within greenschist-facies metamorphic rocks.

          The deposits are found within a 10 km wide corridor parallel to the 200 km long Destor-Porcupine Fault. At the district scale, gold deposits are spatially associated with regional fault zones. At the camp scale, gold deposits generally occur within 5 km of, but not in, the regional faults.

          Within this mineralogically significant corridor, the rocks consist of Timiskaming and Porcupine Group conglomerates, greywackes and slates, 2681-2676 Ma in age, which unconformably overlie the Keewatin Series, dated at 2698+/-4 Ma.

          The Timiskaming assemblage (2681 - 2668 Ma) is dominated by alluvial sediments including conglomerates and sandstones. There are also shelf-facies sandstones and turbidites. In the model area the Timiskaming is divided into two formations. The Dome formation consists of a basal conglomerate grading into greywacke / argillites. The Dome formation is overlain to the east by the Three Nations formation, which are alluvial to fluvial to shelf-facies sandstones and wackes with local conglomerates. Remaining outcrop of this assemblage is controlled by the Porcupine-Destor deformation zone
          (PDDZ) in the model area. East of the Buffalo-Ankerite, the gold mines closest to the PDDZ have mineralized Timiskaming rocks as one of the ores. In the Kirkland area, a feldspar-phyric trachyte flow returned an age of 2669 Ma, which is consistent with the youngest zircon found in the Timiskaming sediments.

          The Porcupine assemblage (2693 - 2684 Ma) is partly felsic pyroclastic and the rest, turbidity sediments. The lowest formation is the Krist which is a sub-aerial to sub-aqueous felsic pyroclastic with a basal graphitic argillite. The turbidity sediments are mostly interbedded greywacke / argillites with local conglomerates and are divided into the geographical Hoyle, Beatty and Whitney formations. There is sufficient evidence to show that a revision to the formation names would divide this part of the assemblage into Whitney formation for those sediments south of the (PDDZ) and Hoyle formation for those sediments on the north side.

          The Keewatin Series is subdivided into the lower Deloro Group and the upper Tisdale Group.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          The Deloro Group comprises a basal suite of mainly basaltic and andesitic flows and an upper succession of dacitic flows and dacite-rhyolite pyroclastics with stacked Algoma-type iron formations. The overlying Tisdale Group consists of a basal mixed ultramafic and Mg-tholeiitic metavolcanics, a middle sequence of Fe-tholeiitic basalts capped by distinctive variolitic tholeiitic basalts and an upper sequence of calcalkaline dacitic volcaniclastics, the Krist Fragmentals.

          The Lower Tisdale assemblage (2709 - 2706 Ma) is dominated by tholeiitic mafic volcanic rocks with interbedded komatiite volcanics at the base. It is divided into four formations in the centre of the model area. The lowest Hersey Lake, which has interbedded komatiites and Mg-tholeiites, with a local Fe-tholeiite unit. The following Central formation is mostly Mg-tholeiiites. The Vipond formation is characterized by variolitic Fe-tholeiites with a massive leucoxenitic flow at the base of the formation. The top Gold Centre formation is mostly Fe-tholeiites. This assemblage is found in most of the Porcupine Camp gold mines and deposits.

          Deformation of the Keewatin Series prior to deposition of the Timiskaming sedimentary rocks resulted in east-west striking, periclinal, north-verging folds. These folds are the dominant control on the distribution of lithostratigraphic units in the Timmins area.

          The D2 deformation event took place about 2682 Ma. It was responsible for the end of Porcupine sedimentation and for the creation of the Porcupine-Destor fault, which went on to become the PDDZ in D3 / D4. There is no evidence for a S2 foliation in the model area. The deformation started with contact-parallel folding along axes in an east-west direction. This was followed by further compression that developed thrusts at a small clockwise rotation from the original folds. This resulted in Tisdale volcanics being thrust up into the Porcupine sediments. The Kayorum syncline, South Tisdale anticline and Porcupine syncline are D2 folds which have been re-folded by the later deformation.

          The D3/D4 deformation event occurred during and after the main gold mineralizing event at around 2665 Ma. It is responsibly for the most widely recognized foliations in the model area. The D3 / D4 foliations are generally 20 DEG. apart with the D4 being rotated clockwise with respect to D3. The approximately 12 km of sinistral displacement along the PDDZ occurs at this time. The thrusts developed in D2 are pulled around to the west and down to the south. The units locked-up and finally started to extrude forming a lineation dipping to the northeast. The peak metamorphic event is also associated with this deformation event.

          Most of the gold in the district has been found within the Tisdale Group, which was intruded by porphyritic felsic stocks emplaced after tilting of the volcanics but prior to the Timiskaming unconformity, which is dated to 2679+/-2 Ma. The porphyries and associated breccias were preferentially emplaced between 2688+/-2 and 2691+/-3 Ma into folded and faulted sites.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Intrusion of albitite dykes into the older intrusive centers initiated porphyry-style hydrothermal systems that culminated in the formation of vein- and replacement-type Au-Ag mineralization, late in the evolution of these hydrothermal systems (Melnik-Proud, 1992).

          The orebodies are localized by specific lithostructural sites, proximity to high level felsic intrusions, and to related hydrothermal breccias and alteration (Brisbin, 1997). Although some gold occurs within the stocks, the majority of known mineralization is hosted in the basalts near the contact with individual stocks.

          At the Dome mine, there are a series of pyrite-rich banded ankerite veins which cut across the Tisdale volcanic flows. There are clasts of this type of vein at the base of the Timiskaming conglomerate (<2678
          Ma), above the volcanics. One of the ankerite veins cuts across the Paymaster porphyry (2690 +/- 2 Ma). The Timiskaming conglomerate is mineralized by the main gold event.

          At the Paymaster mine there is a deep sulphide-rich ore body hosted within the Tisdale mafic volcanics, adjacent to the ultramafic volcanics. The pyrrhotite, chalcopyrite, pyrite mineralization is younger than the porphyry found there, but a younger-than bounding relationship has not been observed. It is possible that veining within the porphyry is the same age as the main gold event.

          At the Pamour mine and the Dome mine there are pyrrhotite and gold mineralized clasts within the Timiskaming conglomerate, which is later mineralized by the main gold event. This is interpreted as showing an earlier sulphide-rich mineralizing event.

          Generally all these ore bodies are sulphide rich with almost no quartz veining. They have age relationships which show they are an earlier event than the main gold event. The individual ore bodies are in the order of a few million ounces. The main gold event can be over 10 million ounces in size (Hollinger, McIntyre and Dome). They possibly represent an earlier event from the main gold mineralizing event, but this is not necessarily so, as they could be end members of one long lived event.

          The trigger for this first mineralizing event is most likely the intrusion of the sodic porphyrys and lamprophyres from 2677 - 2671 Ma and the fluid that came with these intrusions.

          Quartz-tourmaline rich mineralization is characterized by veining. The initial phase of this veining is dominated by tourmaline which gradually gives way to quartz. The veining is generally in the form of shear veins with extension veins between and over printing the shear veins. The Timiskaming assemblage (~2681 - 2668 Ma) is mineralized by this event and this puts the age of mineralization at around 2665 Ma. The ore bodies can be over 10 million ounces in size. This event is responsible for most of the gold produced from mines in the Porcupine Camp.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          The trigger for this main mineralizing event is most likely the approach of peak metamorphisim and deformation; the fluid source being metamorphic. The source of the gold could still be magmatic and the event could be caused by fluid mixing.

          A stratigraphic representation of the Timmins camp is shown in Figure 7-1.

          FIGURE 7-1: STRATIGRAPHY OF THE TIMMINS CAMP

                             [GRAPHIC APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Primary and secondary permeability are important controls on hydrothermal alteration; stockwork fracturing is the dominant secondary permeability control on alteration in the Porcupine Camp. Alteration and stockwork fracturing increase in intensity towards mineralized centers. Pervasive and fracture-controlled sericite, ferroan dolomite-ankerite, silica, albite, chlorite, and tourmaline alteration mark mineralized centers. Selective vein-veinlet chloritization and carbonatization, and less intense hydrothermal fracturing typify distal alteration. Distal carbonatization is locally pervasive.

          Numerous Porcupine and Timiskaming aged intrusions occur in the region. The basal Krist formation is a felsic pyroclastic, which has an intrusional equivalent in the camp-wide quartz feldspar porphyrys. The Krist ranges in age from 2693 - 2686 Ma and the porphyrys range from 2694 - 2683 Ma. Larger dated intrusions that fall into the Porcupine age are quartz-diorites or granodiorites, such as the Adams stock. Most of the intrusions have a high Al, T-T-G signature (OFR 6145 p75).

          The larger Timiskaming aged intrusions are monzonites or syenites, such as the Garrison stock. The one large dated intrusion in the model area is the quartz monzonite in McEvay township, that is part of the Watabeag batholith. There is a similar date from another part of the Watabeag batholith in Dunmore township. There is a core of 5 intrusional dates (mostly syenites) of this age in the Kirkland Lake area. All of these dated Timiskaming intrusions are syenites or monzonites.

          There are a number of dykes of this age which are either sodic porphyrys to albities or lamprophyres. They range in age from 2680 to 2670 Ma and further age dating will no doubt find there are a lot more of these small intrusions of that age range, especially in the Nighthawk Lake to Aquarius area.

          PDDZ is traceable right through the Porcupine Camp and east into Quebec (Figure 7-2). It consists of a number of ductile shear zones within a fault corridor. The zone can be up to 2 km wide but individual shear zones are narrow and discrete. The original fault was formed as the southernmost thrust during D2 and the shearing came as part of D3 /D4. The estimated 12 km of sinistral displacement is shown by the displacement between the Whitney formation and Beatty formation sediments north and south of the PDDZ. Also, in Guibord, Michaud and Garrison townships, a similar displacement is seen between the north part and south part of a group of Timiskaming aged felsic intrusions. In the east part of the model area, the PDDZ dips clearly to the south and actually changes the dip of one of the Abitibi diabases (shown by the magnetic inversion) as it crosses the zone. A major splay, the Nighthawk Lake deformation zone (NLDZ), also dips in this direction. West of the NLDZ, the PDDZ turns to dip to the north at surface, but it is still interpreted to dip to the south within the first 4 km. In the Shaw anticline and Adams stock area it seems to dip around a large buried granite intrusion. There are a number of surfaces modeled for the PDDZ. Generally, there is a north and south boundary surface and locally some surfaces from within the deformation zone. The north boundary surface is the Dome fault at the

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Dome mine and this name should be given to the north boundary fault throughout the model.

          The other main structural feature in the Timmins area is the Nighthawk Lake defformatiom zone. This is a splay of the PDDZ starting in Stock township and becoming untraceable in Cody township. There are two boundary surfaces, the Nighthawk Lake 'fault' or more properly 'structure' and the South Nighthawk Lake structure. Between these surfaces there is sinistral displacement of the Tisdale aged volcanics.

          All major deposits in the area are situated north of the Destor-Porcupine Fault.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 7-2: TIMMINS REGIONAL GEOLOGY

                             [MAP APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

7.2       PROPERTY GEOLOGY

7.2.1     PAMOUR MINE

          GEOLOGY

          The Pamour Mine geology is characterized by three dominant rock packages; mafic and ultramafic metavolcanic flows of the Tisdale Group, a fragmental unit of uncertain origin and Timiskaming-age sedimentary units lying unconformably above both units. A second sedimentary package, located along the extreme north boundary of the property, may be of Porcupine/Hoyle sedimentary rocks (Figure 7-3).

          The metavolcanic assemblage belongs to the lower portion of the Tisdale Group. It consists predominantly of a series of high Mg-tholeiitic basalts intercalated with thick units of ultramafic talc-carbonate rocks of komatiitic or basaltic-komatiitic composition.

          A laterally and vertically discontinuous unit of fragmental rock occurs stratigraphically between the underlying Keewatin metavolcanic rocks and the overlying Timiskaming metasedimentary rocks. The unit averages 6-10 m in thickness, and consists of a dark green chloritic rock, hosting angular to sub-angular clasts of metavolcanic origin. The unit locally occupies depressions along the palaeotopographic surface of the underlying metavolcanic rocks and forms the trace of the Pamour Unconformity.

          Metasedimentary rocks south of the Tisdale assemblage and south of the Pamour Unconformity are part of the Timiskaming assemblage, comprising several sequences of greywacke-turbidite and conglomerate. The North Greywacke consists of intercalated greywackes and slates and occurs between the Pamour Unconformity to the north and the Pamour Conglomerate to the south. The Pamour Conglomerate is clast-supported, with pebble compositions varying from chert to porphyry. The conglomerate is lenticular in shape suggesting a submarine fan depositional origin. The South Greywacke is stratigraphically above the Pamour Conglomerate and is a sandy turbidite sequence consisting of well-bedded intercalated slates and greywackes.

          The only major intrusive rocks identified in the Pamour Mine are Matachewan diabase dykes.

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                                                                   GOLDCORP INC.
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          FIGURE 7-3: PAMOUR MINE SCHEMATIC CROSS SECTION, LOOKING WEST

        [SCHEMATIC CROSS SECTION OF THE PAMOUR MINE GEOLOGY APPEARS HERE]

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                                                                   GOLDCORP INC.
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          STRUCTURE

          The Pamour deposit is located on the north limb of an overturned north-dipping syncline. The axial surface trends east-northeast with a moderate dip to the north of 70 DEG. The south limb of this syncline is interpreted to have been faulted out by the Destor-Porcupine Fault, which is located to the south of the mine property. Three generations of small-scale folds have been recognized at the Pamour No. 1 Mine. F1 folds are restricted to the volcanic rocks and predate gold mineralization. F2 folds occur in both volcanic and sedimentary rocks and also predate mineralization. The youngest F3 folds are the weakest developed; occur in both metasedimentary and metavolcanic rock types, and post-date gold mineralization (Pamour Feasibility Study, 2003).

          Narrow auriferous veins in the volcanic and sedimentary rocks are produced by nested conjugate sets of reverse faults developed on either side of the Pamour Unconformity. The fault veins strike east-west with steep northerly and southerly dips. The intersection between both sets plunges east at approximately 30 DEG. and repetition occurs at roughly 120 m intervals. When fault veins come in contact with rock types of differing competence, sheeted extension (ladder) veins are developed. These commonly occur on the footwall side of the primary vein structures. The sheeted veins themselves strike northeast and dip between 30 DEG. and 60 DEG. The most prolific occurrence of extension veins appears at the axes of the conjugate sets where they are coincident with the Pamour Unconformity.

          The Pamour Conglomerate, being comparatively stiffer than other lithologies, is more susceptible to brittle failure and "structural preparation". The resulting increase in permeability enhanced circulation of hydrothermal solutions within the conglomerate unit, and consequently led to the deposition of more gold mineralization in that unit than in any other rock type. Approximately 80% of the historical ore tonnage and gold ounces at Pamour were produced from the Pamour Conglomerate.

          Two major post-ore dextral faults, the Hallnor and Pamour faults, strike north to northwest, dip 60 DEG. east, and offset the stratigraphy by as much as 300 m. Other post mineralization minor subvertical faults include conjugate northwest-dextral and northeast-sinistral faults with decameter-scale displacement.

          Reverse faults with shallow dips (5 DEG. to 10 DEG.) occur predominantly in the metasediments on the west end of the property. Flat faults are truncated by post mineralization faults, but their relationship with mineralization is uncertain.

          A talc-chlorite schist zone occurs near the southern property boundary and is interpreted to delimit the northern margin of the Porcupine-Destor Fault zone.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          ALTERATION

          All rock units, with the exception of diabase dikes, are metamorphosed to lower greenschist facies. At the Pamour Mine, a large halo of carbonate alteration occurs. Alteration is also characterized by additions of K, Rb, Ba, and variable gains or losses of Na. In general, higher gold values correlate with increasing alteration intensity.

          Hydrothermal alteration in metavolcanic rocks depicts a zoned profile around the Pamour deposit. The inner alteration zone may be less than 30 m thick, and is characterized by the presence of albite, quartz, pyrite and locally, talc. The outer assemblage is up to 100 m in thickness, and is characterized by the reduction of albite and quartz, and the introduction of sericite.

          Hydrothermal alteration of the Timiskaming metasedimentary rocks is more intense, pervasive, and penetrative than that observed in the metavolcanic rocks but exhibits a similar zonation. The inner alteration zone is dominated by albite, quartz, carbonate and sericite. The outer alteration assemblage is characterized by reduced quartz, albite and sericite with increased

7.2.2     HOYLE POND MINE

          GEOLOGY AND STRUCTURE

          The volcanic stratigraphy in the mine area consists of Archaean-aged (2703 to 2698 Ma) komatiitic flows (ultramafic units) defining the core of a large antiformal structure (Figure 7-4). Flanking the ultramafics are 200-600 m of massive to pillowed tholeiitic basalts (mafic volcanic units). The volcanics are bounded to the north and south by thin graphitic sediments grading outward to intercalated argillite and greywackes of the Porcupine Group. These units generally contain a northeast-striking (070 DEG.) and steeply north-dipping
          S2 foliation that is parallel to regional structures throughout the Porcupine Camp. Intrusive rocks are limited to quartz and quartz-feldspar porphyry bodies and late, north-trending diabase dykes, which crosscut all units.

          The Hoyle Pond Main Zone and 1060 Zone deposits occur on opposite limbs of an open, northeast-plunging antiformal structure, hosted within carbonatized north-dipping tholeiitic basalts. The 7 Vein System occurs as a series of stacked, flat to gently northeast-dipping veins in the nose of the antiformal structure.

          The Hoyle Pond Main Zone includes a series of generally northeast-striking, linked, quartz vein zones folded on a small scale with moderate west- and northeast-plunging axes.

          The 1060 Zone consists of at least five main vein structures (1060 B1, B2 and B3 zones, A zone and Porphyry zone) with orientations ranging from north to northeast and a generally

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          subvertical dip. The veins are strongly boudinaged, with the long axis of the boudin oriented from subhorizontal to shallow west-southwest plunging.

          ALTERATION

          The mineralization at Hoyle Pond occurs as coarse free gold in white to grey-white quartz veins with a variable ankerite, tourmaline, pyrite, and locally arsenopyrite, content. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system and carbonate-sericite, plus fuchsite with pyrite, arsenopyrite and trace amounts of chalcopyrite and sphalerite within the 1060 structure (SRK, 2003).

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 7-4: HOYLE POND GEOLOGY

        [SCHEMATIC PLAN VIEW SHOWING THE HOYLE POND GEOLOGY APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

7.2.3     DOME MINE

          GEOLOGY

          The Dome Mine lies on the south limb of the large-scale Porcupine Syncline in an area where the Tisdale Group meta-volcanics are unconformably overlain by meta-sedimentary rocks of the Timiskaming Group (Figure 7-5). The meta-volcanics strike northeast and dip steeply to the northwest at approximately 65 DEG.

          At the mine site, the local sequence of north-dipping meta-volcanics and meta-sedimentary rocks has been folded to form a north-easterly-plunging structure, referred to as the "Greenstone Nose". The contact between the volcanics and sediments consists of a basal conglomerate overlain by slates. The sediments are draped around this structure and form the "Sedimentary Trough" on the south side.

          Immediately south of the Sedimentary Trough lies an east-west-trending, highly strained zone in which magnesium-rich, carbonatized volcanics occur. This highly-altered zone corresponds to the trace of the ductile Dome Fault, which is interpreted to represent a splay off the main Destor-Porcupine Fault. To the west, the Dome Fault Zone passes between two major porphyritic intrusive bodies, the Paymaster and Preston Porphyries. Beyond the Preston Porphyry, the location of the Dome Fault is unclear. This zone is marked by several inferred faults, talcose chlorite alteration zones, some areas of identifiable ultramafics, and numerous discontinuous porphyry bodies. To the east, lenses of porphyry, similar compositionally to the main porphyry bodies, occur within the Dome Fault Zone. Chlorite and talc-rich assemblages similarly represent the eastern extremity of the zone before being truncated by the Burrows-Benedict Fault.

          To the south of the Dome Fault Zone are the "Southern Greenstones", a south-dipping sequence of basalts consisting of massive and pillowed flows. "Southern Greenstone" basalts are more mafic in composition than the flows of the "Greenstone Nose". Their anomalous southerly dip suggests that a major structural break exists along the Destor-Porcupine deformation zone, which dips steeply north, and is identified by a well-defined talc-chlorite zone. This deformation zone passes about one kilometre south of the mine workings.

          Quartz-olivine diabase dykes cut through the main mine area in several places and are the only post-ore rock type observed. They occur as a single 9 m wide dyke in the open pit area and as several narrower dykes that cut the Dome Fault in the Blueberry Hill area. These dykes belong to the "Matatchewan Swarm," a north-south-trending set of early Precambrian quartz-olivine dykes that crosscut the Timmins-Matatchewan area.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 7-5: DOME GENERAL GEOLOGY

                [GEOLOGICAL MAP OF THE DOME GEOLOGY APPEARS HERE]

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          STRUCTURE

          The main structural feature in the vicinity of the mine is the Dome Fault. The Dome Fault is intimately associated with mineralization. At depth, the Dome Fault appears to merge with the Destor-Porcupine deformation zone.

          The Dome Fault is interpreted to represent the scarp face of an early half-graben along which conglomerate debris flows were emplaced ("Sedimentary Trough"). This structure was re-activated as a reverse shear during regional compression and proved a favourable conduit for porphyry intrusion and fluid flow.

          A significant reverse shear is located along the graphitic unit immediately south of the Krist Fragmental.

          All mineralization at the Dome mine is present between these two structures, and is usually associated with lesser reverse shears occupied by ankerite veins or extensional veins acting as accommodation structures.

          The dip of the Graphitic unit at approx 65 degrees north, combined with the sub-vertical dip of the Dome Fault, demonstrates the divergence of the primary controlling structures with depth.

          ALTERATION

          The majority of rocks observed at the Dome Mine have been metamorphosed to lower greenschist facies. All of the rocks at the mine are affected to some degree by carbonatization, sericitization, silicification/albitization, and chloritization. Carbonatization is associated with all of the mineralization at Dome Mine. Sericitization occurs in porphyry and accompanies ankerite in carbonatized greenstone. Chloritization is common throughout the basalts and is especially intense adjacent to zones of strong carbonatization.

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[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

8.0       DEPOSIT TYPES

          The mineralization at the PJV mines can be classified as Archaean Greenstone Belt-hosted gold deposits.

          The majority of the mineralization in these types of deposits is intimately associated with quartz +/- carbonate (calcite, ankerite, or siderite) veins with persistent sericite-carbonate alteration haloes in highly deformed, Archaean host rocks that have been regionally metamorphosed to lower or middle greenschist facies. The host rocks are highly-altered, supracrustal rocks; most commonly tholeiitic basalts, komatiites or their volcanoclastic or subvolcanic equivalents. Mineralization also occurs in felsic volcanic rocks, porphyries, greywackes and conglomerates.

          Examples of this type of deposit in Canada other than the PJV operations include Goldcorp's Red Lake Gold Mines in Ontario, the mined-out Kerr Addison deposit in the Kirkland Lake camp within Ontario, the Sigma mine in Quebec, and the Con and Giant Yellowknife mines of the North West Territories.

          Significant international examples are hosted in the Western Australian Yilgarn Craton, the Zimbabwean Craton, the Amazonian Craton, southern India, and the west African Birimian belts. Specific mines include the Geita and Bulyanhulu mines in Tanzania, operations such as Kanowna Belle, Bronzewing and Plutonic in the Yilgarn Craton, Australia; and the Kolar and Hutti mines in southern India.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

9.0       MINERALIZATION

9.1       PAMOUR MINE

          There are three distinct mineralization styles at Pamour. There is a strong lithological control on gold distribution within the Pamour deposit. North of the Pamour unconformity, gold mineralization is hosted by and generally aligned along, volcanic strata dipping north, and striking roughly parallel to the Pamour unconformity at approximately 072 azimuth (Type I). This mineralization rolls over at the Pamour Unconformity breaking up into Type II mineralization, then dips steeply to the south as Type III mineralization (Figure 7-3). The steep, south-dipping Type III mineralization also propagates at depth and rolls over in brittle greywacke beds and conglomerates near the Pamour Unconformity.

          Although the mineralization types are genetically and spatially linked, the extension-vein bulk mineralization (Type II) is the dominant open pit-amenable mineralization type. The bulk-type mineralization occurs in the conglomerate and greywackes as sheeted quartz veins or stockwork stringers where the two types of narrow vein structures come together. The resulting mineralization resembles "inverted horseshoes" and plunges at about 30 DEG. to the east. This style of mineralization is vertically repetitive at about 60 to 120 m intervals.

          Gold occurs in two principal modes. The first is as free gold associated with narrow, quartz-ankerite extension veins with associated traces of sphalerite, galena, and local arsenopyrite. Pyrite and pyrrhotite also occur within the quartz veins, but are more commonly found as disseminated grains in the bleached and altered wall rock.

          The second mode of occurrence is pyrite-associated gold. A disseminated pyrite-gold alteration halo occurs around the sheeted quartz veinlets and stockworks. Locally, in order of decreasing abundance, arsenopyrite, sphalerite and galena occur in minor amounts. Gold occurs as electrum, an amalgam of gold and silver with historic gold to silver ratios of 5:1.

9.2       HOYLE POND MINE

          Gold at the Hoyle Pond Mine predominantly occurs as coarse free gold in white to greyish-white quartz veins with variable ankerite, tourmaline, pyrite, pyrrhotite and local arsenopyrite. Trace amounts of chalcopyrite and sphalerite have also been noted.

          The Hoyle Pond Main Zone includes a series of generally northeast-striking, linked quartz vein zones. There are at least 11 veins of economic significance. These veins are folded on a small scale with moderate west and northeast plunging axes. The 1060 zone consists of at least five main vein structures with orientations ranging from north to northeast, are strongly boudinaged, and generally have a subvertical dip.

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          A series of auriferous zones occurs along what is termed the "South
          Trend", stretching from the Bell Creek deposit (to the west of Hoyle
          Pond) for 6.4 km to the 1060 zone (includes Blackhawk-Vogel deposit, Owl Creek West, Owl Creek, Owl Creek East and the 950 zone). Mineralization in these zones consists of quartz-ankerite veining with varying amounts of pyrite, pyrrhotite and free gold.

9.3       DOME MINE

          Gold at the Dome Mine occurs primarily as native gold in quartz or ankerite veins. Gold tellurides have been recognized, but constitute a very minor source of the total gold production. Silver is recovered as a by-product in a ratio of about one ounce of silver to six ounces of gold. Sulphides are present in all ore types, and average about two to three percent. Pyrites with lesser pyrrhotite are the dominant sulphides; chalcopyrite, sphalerite and galena are also found locally.

          Several ore types have been identified at Dome Mine. Some styles of mineralization are preferentially developed in particular rock types. There are two dominant (Types I and II) and three subordinate mineralization styles (Types III, IV and V):

          TYPE I: Long, narrow veins parallel to the foliation and the general trend of the formation. It includes three types of veins: ankerite veins (at flow contacts in the "Greenstone Nose"), quartz-tourmaline veins (in the rocks of the Dome Fault Zone), and quartz-fuchsite veins, (predominantly in "carb rock");

          TYPE II: Lenticular or irregular "tension" veins in massive rocks or crossing schistosity in schistose rocks. It consists of two styles of veining: en echelon veins in massive flows in "Greenstone Block" and "Stockworks" in porphyries; "Highly-Altered Rock" and sediments;

          TYPE III: Mineralized Rock (gold is associated with disseminated pyrite and/or pyrrhotite with little or no veining);

          TYPE IV: Silicified Greenstone - occurs only within the greenstone "xenolith" within the Dome Fault Zone;

          TYPE V: Narrow Quartz Vein Zones - within the slate/greywacke, vertical to steep northerly dipping narrow veins striking east-northeast.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

10.0      EXPLORATION

          Exploration and mining activities undertaken in the area prior to the formation of the PJV are discussed in Section 6, History.

          The PJV controls an extensive land package within the Porcupine Gold Camp. The package contains highly prospective areas including five individual deposits that combined, have over one million ounces of gold, categorized currently as Inferred Resources, in addition to the operating mines.

          When the PJV was formed in July 2002, an accelerated, drill-intensive exploration campaign commenced on the combined properties. Underground drilling was undertaken at the Dome and Hoyle Pond mines, and at surface on the Pamour property, the Hallnor-Bonetal-Broulan mine area, the Owl Creek property, and on the McIntyre mine property, as well as at Buffalo-Ankerite, and in Carr and Tully Townships. A total of 88,090 m of diamond drilling was completed by end 2003. The Pamour open pit feasibility study was finalized in late 2003 and permitting work was initiated. Demolition of the old Pamour headframe and associated infrastructure was completed in preparation for the development of the open pit operations (Kinross, 2003).

          During 2004, exploration continued on areas within, and peripheral to, the Dome, Hoyle Pond and Pamour mines. Construction of the haul road and site infrastructure for the Pamour operation commenced in 2004, and pre-stripping began in late 2004.

          In 2005, diamond drilling from all surface and underground sources totalled 137,121 m, an increase of 10% over 2004 levels (Goldcorp website, 2006). Approximately 39,117 m of surface exploration drilling was completed predominantly at Pamour, Bell Creek and other regional properties. Additionally, 66,423 m of exploration drilling was completed underground on the Hoyle Pond deposit and 31,581 m of definition drilling at Hoyle Pond.

          This accelerated exploration program is scheduled to continue in 2006 with a total of 74,000 m of underground drilling planned at Hoyle Pond and 26,500 m of exploration drilling planned for regional targets.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

11.0      DRILLING

          All of the exploration and definition drilling conducted on the PJV properties to date has been diamond drilling.

          All current drill core produced at PJV is logged by dedicated geologists following written procedures. Core is logged directly into a drillhole database to eliminate transcription errors.

          A massive amount of information has been collected on the PJV properties, including completion of 224,843 holes totaling 5,930,634
          m. Included in this amount are 71,101 drill holes (4,733,025 m) drilled on the currently producing operations.

11.1      PAMOUR MINE

          The Pamour Mine had completed 15,963 diamond drill holes totalling 989,449 m to the end of 2005 (Table 11-1). Holes conducted prior to 2003 were drilled to NQ or BQ size. Current holes are drilled at NQ size.

          TABLE 11-1: PAMOUR MINE DRILLING SUMMARY

            Year     Total Number of Holes   Total Metres
          -----------------------------------------------
          Historic           15,823             968,607
              2000               61               5,704
              2002               29               7,313
              2003               10               2,344
              2004               29               4,486
              2005               11                 995
          -----------------------------------------------
             Total           15,963             989,449
          -----------------------------------------------

          Drill hole collars are surveyed in the field by the survey department using a Total Station instrument, as well as with real time differential GPS. Downhole surveys were conducted using a Reflex Easy-shot(R) instrument with measurements beinG taken at the collar and at the end of the hole. Recent drilling on the property was completed using a JKS Boyles 35A surface rig.

11.2      HOYLE POND MINE

          Diamond drilling to the end of 2005 at Hoyle Pond totalled 1,230,377 m from 11,998 holes (Table 11-2). Most of the holes were drilled on the property were BQ (36.4 mm) size or its equivalent.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Extensive underground development at Hoyle Pond provides an excellent base for definition and exploration drilling. Drill hole collars are picked up by the surveyors using a total Station instrument. Downhole surveys are conducted using either a Tropari(R), a Reflex Easy-shot(R) or a Reflex AQEMS(R) Multi-shot instrument.

          Hoyle Pond Geology has ten drill rigs at its disposal to perform the definition and exploration programs. These include VAGs, JKS Boyles 300s, JKS B-15s and a Bazooka.

          TABLE 11-2: HOYLE POND DRILLING SUMMARY

            Year     Total Number of Holes   Total Metres
          -----------------------------------------------
          Historic           6,805               766,002
              2000             939                98,620
              2001           1,046                64,299
              2002             877                61,331
              2003             781                52,243
              2004             738                89,886
              2005             812                97,997
          -----------------------------------------------
             Total          11,998             1,230,377
          -----------------------------------------------

11.3      DOME MINE

          By the end of 2005, a total of 43,140 diamond drill holes with a cumulative length of 2,513,199 m had been completed at Dome Mine (see Table 11-3). The historic holes were of mixed diameter, ranging from EXT (23 mm) to NQ (47.6 mm). Recent surface holes were all drilled at the NQ size and all current underground holes are drilled at AQTK (30.5 mm) size.

          TABLE 11-3: DOME MINE DRILLING SUMMARY

            Year     Total Number of Holes   Total Metres
          -----------------------------------------------
          Historic           41,722            2,388,162
              2000              674               62,707
              2001              522               44,472
              2002              220               17,739
              2003                2                  119
              2004                0                    0
              2005                0                    0
          -----------------------------------------------
             Total           43,140            2,513,199
          -----------------------------------------------

          Surface holes drilled after 1980 were surveyed at the collar, and at downhole intervals, using a Tropari(R) or Sperry Sun(R) single shot bore hole camera. Underground drill hole collars are picked up using a Total Station instrument. The trajectory of the hole at the collar is measured by the survey department using a modified drill rod, which is placed

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          part-way into the hole. The location of the rod is measured at the rod/rock interface and at the end of the rod. The differences in the measurements supply the azimuth and dip of the hole for plotting purposes.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

12.0      SAMPLING METHOD AND APPROACH

12.1      PAMOUR MINE

          Drilling conducted at the Pamour Mine post-1999 was performed at BQ and NQ sizes and whole-core sampled. Sampling was done on average at
          1.5 m intervals, with variable sample sizes taken where changes in mineralization, alteration or lithology warranted.

          The Pamour Geologists collect blast hole cuttings from the production drilling in the pit. Ore production drilling is conducted on a 4.25 m x 5 m pattern. Samples are collected in a metal "scoop" which is placed adjacent to the production hole to be drilled (Figure 12-1) and is filled as the cuttings are produced. Typical sample weights range from 15 to 20 kg.

          AMEC considers the sampling methodology to be adequate.

          FIGURE 12-1: PAMOUR BLAST HOLE SAMPLING

                             [GRAPHIC APPEARS HERE]

12.2      HOYLE POND

          All exploration diamond drill core and definition or infill drill holes used in the estimation of the resources and reserves are whole core sampled to allow for a larger and more representative sample size.

          Sample intervals are constrained by geology to aid the interpretation of gold distribution within and between lithological units. The typical sample length is 1.5 m, however in areas where the width of the mineralization is narrow; the sample length may be reduced to 0.2 m to 1.0 m. Only the potentially mineralized portions of the holes and generally 2 m of the surrounding wall rock material are sampled.

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[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          AMEC considers the sampling methodology to be adequate.

          Hoyle Pond Beat Geologists collect face/back chip samples from the underground development headings which intersect the ore horizons and in the stopes. Samples are taken by geology (i.e. obeying the lithological contacts) once the heading has been made safe by the mining department. Sample lengths vary from 20 cm to 1 m. Face/back samples are taken approximately every 5 m along strike. Sample results are used to guide development and to provide additional information for the determination of the grade of the area to be extracted.

          AMEC considers the sampling methodology to be adequate.

12.3      DOME MINE

          The Dome underground mine operated continuously from 1909 until 2004 when operations were suspended. Underground operations re-commenced in April 2006. Current ore production is from long-hole stopes that had been either blasted in the two years previous to the 2004 shutdown and never completely mucked out, or newly developed stopes.

          Samples generated at Dome Mine currently consist of muck samples taken from the rail cars. Operators are instructed to collect one 3-5 kg sample for every 15 cars. This equates to approximately one sample for every 45 tonnes of material delivered to the ore pass. Sample results are used as a guide in assessing how the stope is performing during production and as a reference during reconciliation. AMEC has no issues with the sampling methodology.

          Prior to the shutdown, chip sample data were collected from the ore development headings. The samples were taken by geology (i.e. obeying the lithological contacts) once the heading has been made safe by the mining department. The sample data is mainly stored on AutoCad(R) drawings. Recent (post-1996) chip sample data is stored in a central acQuire(R) databASE as well as on AutoCad(R) drawings. The geology department plans on taking face chip samples by lithology approximately every 5 m along strike once ore development re-commences.

          Historical muck sample data is stored on linens stored in the Dome vault. This data is only used to evaluate the grade of ankerite veins and select quartz veins as these narrow veins lack diamond drill data and have only been defined through underground development. Since much of the development sampled consisted of level drifting at 2.7 m widths, as opposed to mining widths of 1.8 m, the muck data could be considered conservative, as it includes a higher proportion of diluting wall rock. As with chip samples, recent (post-1996 muck samples are stored in a central acQuire(R) database as well as on the linens.

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          The last drilling to take place on the Dome property occurred in 2002.
          AMEC did not review any of the historical drilling in detail.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

13.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

          Diamond drill core samples at PJV have been prepared and analyzed at a number of laboratories since exploration drilling began in 1909. Currently, the samples are being prepared and analyzed primarily at the PJV laboratory (lab) located at the Dome Mine. During periods of increased sample generation, samples are shipped to SGS Lakefield in Sudbury. The maximum capacity of the mine assay lab is approximately 250 geology samples per day (including approximately 30 quality control samples).

          All PJV samples (core, mucks and chips) are received and recorded at the Dome Mine lab and placed into individual trays. Blast hole samples are initially riffle split down to approximately 8 kg in weight before being placed into the trays. All samples are placed in a 125 DEG.C drying oven for 6 hours.

          Samples are first coarse-crushed in a jaw crusher which crushes the material to a nominal 6 mm size. The sample is then introduced into a secondary rolls crusher, which takes the complete sample down to 1.5 mm size. The sample is riffle split until a 700 gram sample is collected. The course reject is collected and stored for 31 days. The Geology Department collects approximately 5% of the coarse rejects and saves these for future QAQC work. The sample is ground in a ring pulverizer to 90% passing #200 mesh.

          Two samples are then taken from the resulting pulp. A 50 gram sample is collected and stored in a Kraft paper bag. This sample is saved for the weekly screen analysis check. The second sample collected from the pulp weighs 30 grams. This sample is placed in a Kraft paper bag and sent for fire assay.

          All of the samples submitted undergo a fire assay (FA) pre-concentration method followed by an atomic absorption (AA) or gravimetric finish on a one assay ton aliquot (~30 g). The gravimetric finish is employed if the AA results for core samples are greater than 10 g/t gold, and 17 g/t gold for blast hole samples.

          In AMEC's opinion the sample preparation and assaying methods are equivalent to industry-standard practices.

          Lab analytical accuracy is monitored with the insertion of both commercially prepared standard reference materials purchased from CANMET and numerous in-house standards. Standards are inserted at a rate of approximately one standard per 20 samples. The lab chooses the standards on a low-, medium- and high-grade range. The mean grades for the ranges are 0.54 g/t, 1.70 g/t and 5.0 g/t respectively. The results are presented in chronological order in Figures 13-1, 13-2 and 13-3.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 13-1: 2005 ANALYTICAL RESULTS - LOW-GRADE STANDARDS

                              [CHART APPEARS HERE]

          FIGURE 13-2: 2005 ANALYTICAL RESULTS - MEDIUM-GRADE STANDARDS

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 13-3: 2005 ANALYTICAL RESULTS - HIGH-GRADE STANDARDS

                              [CHART APPEARS HERE]

          As illustrated in Figures 13-1 and 13-2, the assay lab returns are more commonly below the respective mean values for the low- and medium-grade standards. The lab's accuracy was much tighter when analyzing the high grade standard (Figure 13-3). Any standard which falls outside the upper or lower control limits causes a re-assay of the complete run from pulps.

          Sample contamination was monitored by the insertion of silica blank material at a rate of one blank for every 20 samples. Failure of a blank sample results in the re-assay of the entire batch from the course reject material.

          The lab also inserted pulp duplicate samples at a rate of one duplicate for every 20 samples to monitor analytical precision. In 2005, a total of 3,573 duplicates were analyzed. Figure 13-4 is a scatter plot which illustrates the correlation between the original assays and the duplicates. For clarity, original assays (and their respective duplicates) which graded above 100 g/t Au were removed. The erratic scatter of the data is an indication of the nuggety nature of the mineralization. It is also possible that the lab is not homogenizing the sample completely before splitting it into pairs.

          A further check on the precision (Figure 13-5) shows that the 90% cumulative frequency mark corresponds to a 23.7% relative variance. This is above what is generally accepted for pulp duplicates (~15%). AMEC recommends that the PJV lab investigate the potential causes for these results in an effort to address precision.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 13-4: PULP DUPLICATE SCATTER PLOT

       [CHART COMPARING ORIGINAL TO DUPLICATE PULP ANALYSES APPEARS HERE]

          FIGURE 13-5: 2005 PERCENT RELATIVE DIFFERENCE

    [RELATIVE DIFFERENCE CHART FOR 2005 PULP DUPLICATE ANALYSES APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          The exploration group at PJV insert blind standards, duplicates and blanks in different locations in each batch of 20 samples. The exploration group also submits 5% of the samples collected to an external laboratory for duplicate analyses as an additional check. All QAQC data must pass before analytical data is approved in the central acQuire(R) database. AMEC reviewed the procedures with Colin Green, PJV database Manager and has no issues.

          A large number of specific gravity (SG) determinations have been completed on core samples at PJV.

          The most recent density analysis campaign conducted at Pamour Mine was completed in October 2003 and involved 486 measurements of the mineralized rock units using a mass air/mass water method. The method involves weighing a sample in air, and dividing this value by the difference between the mass in air and the mass in water. The mean SG from this campaign is shown in Table 13-1.

          TABLE 13-1: PAMOUR SPECIFIC GRAVITY DETERMINATIONS

               Lithology        Number of Determinations   Specific Gravity
          -----------------------------------------------------------------
          Ultramafic Volcanic               96                   2.84
          Mafic Volcanic                   159                   2.82
          Conglomerate                      64                   2.80
          Greywacke                        164                   2.76
          Diabase                            -                   3.00
          Overburden                         -                   1.83
          Tailings                           -                   1.40

          The Hoyle Pond Mine conducted a verification check on the density of the mineralized units in November 2004 using the same methodology as described above. A total of 104 samples were measured. Table 13-2 summarizes the results of determinations.

          TABLE 13-2: HOYLE POND SPECIFIC GRAVITY DETERMINATIONS

                                             Number of
                    Lithology              Determinations   Specific Gravity
          ------------------------------------------------------------------
          Mafic Metavolcanics (VM)               35               2.83
          Ultramafic Metavolcanics (UM)          19               2.87
          Clastic Metasediments (SS)              6               2.72
          Quartz Vein (QV)                       32               2.70

          AMEC is satisfied that PJV's QA/QC program ensures an acceptable level of confidence in the quality of the data used to estimate Mineral Resources and Reserves on the properties.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

14.0      DATA VERIFICATION

          The PJV properties contain a massive amount of information that has been collected over the past 90 years. The combined information includes 224,843 drill holes totalling 5,930,634 m to the end of 2005.

          Given the extensive operating history of the mining assets, geological investigations, reconciliation studies, recent feasibility studies, independent check assaying and recent independent audits, AMEC did not consider it necessary to conduct an in-depth verification of the underlying data, including sampling and assay data.

          AMEC did conduct "spot checks" on the data. The checks involved randomly selecting drill hole logs and comparing the collar location data, down-hole deviation data, geology and assay data against the respective plotted paper sections. No errors were found in this exercise.

          Although the AMEC review did not encounter any errors, it has been reported at Hoyle Pond that a few drill holes had to be ignored when generating the resources as it was felt that the holes did not reflect the true location of the vein. AMEC recommends that Hoyle Pond conduct a complete audit of the drill hole database to identify the holes that have been disregarded during the resource estimation exercise. These holes should be flagged in the database to ensure that they are not used in future resource estimates.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

15.0      ADJACENT PROPERTIES

          Under NI 43-101 and in the context of this report, an "adjacent property" means a property:

          o    in which the issuer does not have an interest;

          o that has a boundary reasonably proximate to the property being reported on; and

          o that has geological characteristics similar to those of the property being reported on.

          The PJV properties are situated in the mineralogically significant Porcupine Gold Camp of the Abitibi Greenstone Belt, which is host to over 50 past producers, which combined, have produced over 62 million ounces of gold.

          The PJV properties were the only active gold producers in the camp until very recently. St. Andrew Goldfields commenced mining of the Stock gold complex through development of the Clavos mine in early 2006. The mine is situated 55 km east of Timmins, Ontario, Resources, as at March 2003, included an Indicated Resource of 753,000 t at 7.3 g/t Au and an Inferred Resource of 452,000 t at 8.9 g/t Au (St Andrew Goldfields Ltd., 2006). There are no currently published reserves.

          Lake Shore Gold Corporation operates an advanced exploration stage property known as Timmins West, located approximately 18 km west of Timmins. The project has resources as at September 2004 of 1,369,000 t at 10.96 g/t Au in the Indicated category, and 200,000 t at 8.70 g/t (Lake Shore Gold Corporation, 2006)

          Three base metal mines are currently in operation in the area, these being the Kidd Creek and Montcalm mines operated by Xstrata, and the Redstone mine operated by Liberty Mines.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

16.0      MINERAL PROCESSING AND METALLURGICAL TESTING

16.1      PJV MILL CIRCUIT DESCRIPTION

          After the formation of the Porcupine Joint Venture (PJV) in 2002, ore has been fed to the Dome mill from three main sources:

          o    Pamour open pit

          o    Dome's open pit stockpile and underground mine

          o    Hoyle Pond underground mine

          Ore from these sources is crushed in 3 stages to produce a product size of 80% passing 12 mm (1/2 inches).

          Primary and secondary crushing is achieved in a 300 kW (400 hp) 1.06 m x 1.65 m (42 inches x 65 inches) gyratory crusher and 300 kW (400 hp) 2.1m (7 ft) standard cone crusher. The latter feeds a 3 m x 7.3 m (10 x 24 ft) double deck screen in a closed circuit with a tertiary HP700 cone crusher. The screen undersize reports to two 4,000 tonne fine ore bins and the oversize is conveyed to a 75 t tertiary surge bin feeding the HP700 cone crusher. Due to limited fine ore bin capacity, an external fine ore stockpile and reclaim conveyor system provide for supplemental mill feed during planned weekly or extended maintenance shutdowns of the crushing plants. The present capacity of the crushing circuit is approximately 45% above the design capacity of the mill. In AMEC's opinion the reclaim system is well developed, well used, and allows PJV to maintain the mill tonnage target. A block flow diagram of the PJV crushing circuit is provided in Figure 16-1.

          Crushed product is fed to a grinding circuit consisting of two parallel lines. Circuit A includes a 3.2 m (10.5 ft) diameter x 4.3 m (14 ft) 520 kW (700 hp) rod mill in series with a 13.5 x 20 ft 1620 kW (2,200 hp) ball mill. Circuit B includes a 4.6 m (15 ft) diameter x 6 m (20 ft) 1620 kW (2,200 hp) rod mill and a 4.9 m x 8.7 m (16 x 28.5
          ft) 3350 kW (4,500 hp) ball mill.

          The total capacity of the PJV mill is 11,000 tpd. Prior to 2005, mill Circuit B operated as a primary ball mill circuit. The rod mill was added in concurrence with the Pamour pit expansion, to a layout corresponding to Circuit A. Circuit B was designed to manage the higher work index of the Pamour ore and to produce a finer grind, at a total plant capacity of 11,000 tpd.

          Ground product is classified by cyclone to a target P(80) of 120 microns, and gravity gold is recovered by the use of five Knelson CD-30 concentrators fed from the cyclone underflow. Due to increased throughput, a coarser grind of 120 microns is targeted, as testwork has demonstrated that the increased throughput offsets any recovery loss due to the coarser

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 16-1: CRUSHING CIRCUIT BLOCK FLOW DIAGRAM

                             [GRAPHIC APPEARS HERE]

          FIGURE 16-2: GRINDING LINE BLOCK FLOW DIAGRAM

                             [GRAPHIC APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          grind. Gravity recovery accounts for up to 45% of the recovered gold, depending on the ore source. A block diagram showing 1 of 2 parallel lines follows in Figure 16-2.

          In December 2002, a Consep CS6000 Acacia Reactor was commissioned to intensively leach the gravity concentrate from each of the two grinding circuits. The high grade solution produced by the leach reactor feeds a dedicated electro-winning circuit.

          The cyclone overflows from the two grinding circuits report to a single 47 m (155 ft) diameter thickener where the slurry density is increased to 55-60% solids. The thickener underflow feeds nine leach tanks operating in series, providing a design residence time of 32 hours. In parallel with the Pamour pit expansion, the leach circuit was expanded with the installation of three additional 17 m diameter x 18 m high (56 ft diameter x 60 ft) tanks, and an oxygen plant, to meet the requirement for increased leaching time. A block flow diagram of the leach and CIP circuits is provided in Figure 16-3.

          FIGURE 16-3: LEACH AND CIP CIRCUIT BLOCK FLOW DIAGRAM

                             [GRAPHIC APPEARS HERE]

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          To maintain a pH of 11.5 during cyanide leaching, lime slurry is added at several points in the circuit: to the mill discharge pump boxes, thickener feed-well, at the head of the leach circuit, and at staged points in the leach circuit. Staged oxygen additions are also made to maintain optimum leach kinetics.

          After leaching, the slurry is fed to a vibrating screen to remove grit, and then pumped to a carbon-in-pulp (CIP) circuit where gold from solution is adsorbed. Activated carbon, loaded with gold, is removed from the CIP tanks and stripped. A fine carbon collection system is used to collect any fines generated during the CIP transferring and sizing stages and the fine carbon is periodically shipped to a smelter for refining and recovery of gold values.

          The strip and elution process transfers the gold back into solution. The high-grade solution is fed through electro-winning cells where gold is deposited onto the cathodes in the form of high-grade sludge. The electro-winning cell is power washed to remove the sludge from the stainless steel mesh cathodes. The sludge is then filtered, dried and refined in an induction furnace. Gold dore is poured at site and is shipped for further refining at Johnson Matthey Limited.

          During the Pamour pit expansion there were no changes to the main CIP circuit, however, the strip circuit was upgraded to address a production bottleneck. Upgrades were made to the acid wash and strip vessels, and a new 8 t carbon regenerating kiln was added.

          Tailings slurry from the CIP circuit is fed over a vibrating screen to collect fine loaded carbon which may have passed from the CIP interstage screens. This carbon is collected and shipped to a smelter for refining. The final tailings slurry is then sampled using a full stream automatic sampler and pumped to tailings impoundment area operating with a combination of end-of-pipe spill and spigotting line.

          Water is reclaimed from the tailing impoundment area and returned to the milling circuit as mill water. Water reclaimed from the tailings impoundment area represents approximately 60% of the process water requirements. The remainder originates as fresh water, with a nominal amount being pumped from underground mining operations. Excess water in the tailings impoundment area is treated before being discharged to the environment. The Effluent Treatment Plant (ETP) operates each year between May and October. The ETP uses sulphur dioxide and air to destroy residual cyanide, and ferric sulfate and lime to precipitate heavy metals. A 32 m diameter x 5 m high (105 ft diameter x 16ft-9 inches high) reactor clarifier is used to separate the precipitated sludge from the treated water. The sludge is pumped back to the impoundment area where it is co-deposited with the tailings. The treated clear overflow from the clarifier is further treated with EDTA (ethylenediaminetetraacetic acid) and carbon dioxide to control the final water discharge to regulatory limits.

          For general control improvements PJV have also upgraded the mill automation infrastructure using Modicon PLCs and a remote server.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

16.2      MILL PRODUCTION OVERVIEW

          Table 16-1 shows production for the mill in the period 2002-2005. The mill is achieving the target 11,000 tpd set for the installation of the B circuit 1620 kW rod mill in 2004.

          PJV's forward projection of 11,210 to 12,051 tpd is recognized as being dependant on the proportion of ore of varying hardness from Pamour, Hoyle Pond, and Dome ore sources. It is likely the higher target tonnages will only be achieved through mill utilisation above that achieved in 2005, as shown in Table 16-2.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 16-1: MILL PRODUCTION 2002 TO 2005

                                            2002        2003        2004        2005
          ----------------------------------------------------------------------------
          Tonnes milled             t    3,820,380   4,124,816   3,995,588   4,265,918
          Average tonnes per day   tpd      10,467      11,301      10,947      11,687
          Head grade               g/t        2.83        3.73        3.35        2.87
          Recovery                  %         91.6        92.4        91.9        92.6
          Recovered gold           oz      318,501     457,060     395,510     364,469

TABLE 16-2: MILL EQUIPMENT UTILIZATION

                                2002   2003   2004   2005
          -----------------------------------------------
          Crushing          %   62.2   61.3   61.9   64.0
          Mill, A circuit   %   87.2   91.9   94.5   93.7
          Mill, B circuit   %    851   93.4   94.6   90.2

          Although the mill is achieving the current target tonnage throughput rate of 11,000 tpd, and utilisation compares well with industry standards on a monthly basis, current utilization of 93.7% and 90.2% in circuits A and B respectively is below the 95% target set by PJV for the full 2005 year.

          In AMEC's opinion, PJV have a well developed and visible planned maintenance system supporting the mill operations by :

          o    appropriate planning and scheduling staff

          o    ongoing development of job standard procedures

          o    acceptable access around equipment

          o central workshop and warehouse with established organization and procedures, such as a motor management programme and crusher rebuild area

          o    an appropriate sparing strategy with an advance delivery schedule

          o proximity to supplier expertise and resources in nearby communities.

          PJV do not warehouse mill motor spares on site, however, crusher motors are readily available at the supplier's warehouse as part of the motor management programme.

          In the mill, PJV are examining the implications of reducing planned downtime for major maintenance to alternate months, and AMEC believes this study will help identify steps that would result in improved mill availability.

          The planned maintenance computerized tracking system remains based on DOS programming. Although the programme is currently being improved, some risk remains to PJV for ongoing support.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

16.3      GOLD RECOVERY

          As shown in Table 16-1 above, 92.6% recovery was achieved in 2005 at a head grade of 2.87 g/t Au.

          Despite a lower head grade, gold recovery in 2005 was maintained at a higher level over recoveries achieved in 2004. This suggests the benefit of the leach tanks added in 2004, and the increased leach residence time when treating a mixture with Pamour ore.

          PJV recognise that plant recovery is dependent on the head grade, and have developed grade recovery curves to assist in recovery projections. On a daily basis the proportion of the higher-grade Hoyle Pond ore is recognized as driving recovery.

          With a recovery of 92.6% and a head grade of 2.87 g/t Au for 2005 as the basis, the annual projections by PJV for 2006 are, in AMEC's opinion, reasonable.

16.4      MILL WORKFORCE

          Current mill workforce is broken down as follows:

          o    supervision and analytical: 26 people

          o    operations, hourly: 30 people

          o    maintenance, hourly: 25 people

16.5      RECONCILIATION MINE-MILL

          In AMEC's opinion this is undertaken to industry standards.

          From PJV reports the mine-mill differences can be summarised as annual values, as shown in Table 16-3.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 16-3: MINE-MILL RECONCILIATION FOR 2004 AND 2005

          Year   Mine (Production Metal, g)   Mill (Metal, g)   % Difference
          ------------------------------------------------------------------
          2004   444,577                      430,574           3.2
          2005   413,090                      393,538           4.7

          Reconciliation calculations of tonnage and grades are based on the monthly values from the mine and mill and tracked historically. Charts are constructed with monthly, tri-monthly, and with annual data, and assist in identifying variances.

          At the mill, tonnage is measured by weightometers at the rod mills, crusher, and primary screen underflow, and cross-checked with density and flow measurements at the leach tanks. For calculation of grade and total ounces, sampling is conducted by manual grab samples and by automatic sampling, notably an engineered final tailings sampler; and automatic sampling of solutions. Results, by fire assay (carbon and solids) or ICP (solutions), are reported in duplicate and allow measurement of the material loads at key points in the circuit, including the CIP tailings, as well as showing the carbon-gold loading profile.

          Mined tonnage is based on number of skips from underground and load factors. The 6% moisture factor currently used in the tonnage calculation is under review by PJV.

16.6      ASSAY LABORATORY

          The laboratory provides assays for exploration, geology and mining activities, processing, environmental services, as well as smaller demand services from nearby third-party enterprises.

          The laboratory uses a well developed bar-coding and colour coding system to track sample flow through the assay steps and to assist in maintaining productivity. The laboratory equipment is maintained by supplier calibration; and the laboratory methodologies are subject to independent audits. In AMEC's opinion the quality control duplicates, check calculations, and charts are to industry standards. Monthly quality reports are sent to geology and processing staff.

16.7      OPERATING COSTS

          For the mill operations this averaged $6.75/tonne in 2005.

          Mill budget projections are derived from the unit costs of consumables and reagents within each plant area, from labour costs, and power requirements. Fixed and variable costs are identified and variable costs calculated on the tonnage budgeted. Reagent and grinding

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          media costs are high value items and accounted amongst the variable items. Operating cost adjustments are made for the projected proportion of Pamour ore processed.

          The operating costs are provided in a confidential document which has been reviewed by AMEC. In AMEC's opinion the operating cost projections were valid.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

17.0      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1      INTRODUCTION

          The 2005 Mineral Resource and Mineral Reserve statement was estimated by Porcupine Joint Venture (PJV) staff using a combination of in-house (Goldcorp predecessor company Placer Dome's OP) and commercial (Vulcan) mine planning software. The resource estimate was completed under the supervision of Qualified Person Stephen Price, P.Geo. (Chief Geologist, PJV). Assistance for the estimates was provided by senior staff at each mine site, namely by Ralph Koch, P.Geo (Senior Open Pit Geologist, Pamour Mine), Alain Mainville, P.Geo (Senior Underground Geologist, Hoyle Pond Mine) and Erik Barr, P.Geo (Underground Geologist, Dome Mine).

          For this report, AMEC has reviewed a model from each mine site. For Pamour, the open pit model was selected. From the Hoyle Pond Mine, the underground UP Vein model was selected and for the Dome Mine, the Ugsed5 model was selected.

          Resource models at PJV have used ordinary kriging (OK), nearest neighbour (NN), indicator kriging (IK), polygonal, inverse distance
          (ID) and weighted-average chip samples as the estimation methodologies, listed in order of most frequently to less frequently used.

          AMEC has used its proprietary software and some public domain software (GSLIB) for reviewing the exploratory data analysis and Surpac Vision software for the viewing and validation of the resource models.

17.2      PAMOUR OPEN PIT

          The estimated total Measured and Indicated Resource (excluding Mineral Reserves) reported by the PJV to the 2000 CIM Standards as incorporated by reference in NI43-101 as of 31 December 2005, is 5.723 Mt grading 1.24 g/t Au for the Pamour Open Pit deposit. This resource is based on a gold price of US$450/oz. An additional Resource of 0.970 Mt at a grade of 0.79 g/t Au has been classified as Inferred.

          Table 17-1 summarizes the Mineral Resource by classification category. Mineral Resources are reported for blocks above a 0.73 g/t Au resource cut-off but below a 0.77 g/t Au reserve cut-off, remaining within the smoothed economic pit volume. Inferred resources are reported for all Inferred blocks above the 0.73 g/t Au resource cut-off, remaining within the smoothed economic pit volume (Goldcorp, 2006).

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 17-1: SUMMARY OF MINERAL RESOURCE* BY CLASSIFICATION CATEGORY -
                       PAMOUR OPEN PIT

                                RESOURCE CUTOFF
                         (ABOVE A GRADE OF 0.73 G/T AU)
                         ------------------------------
          CLASS             TONNES      AU GRADE (G/T)
          ---------------------------------------------
          Measured          257,269         0.74
          Indicated       1,950,824         0.74
          SUBTOTAL M&I    2,208,093         0.74
          Inferred        3,514,647         1.56

          *Note: Resources are exclusive of Mineral Reserves.

17.2.1    MINERALIZED ZONE MODELS

          In order to honour the stratigraphic and structural controls on mineralization, mineralized domains were modeled by the PJV. The predominant influence on the mineralized domain models was lithology. However, geometry of existing stopes, quartz vein data from mapping and diamond drill holes, sulphide content in drill core samples, and spatial distribution of gold grades were also used to help refine mineralized domains within the lithological units. Narrow auriferous quartz veins, such as the 51 Vein and TN veins, were modeled separately.

          The 51 FW Zone was isolated as a mineralized domain based upon the mafic-ultramafic rock contacts, and the 51 Vein as its northern boundary.

          Similar zones of mineralization to those hosted in the greywackes, also occur in the mafic volcanic rocks immediately north of the Pamour unconformity. Two such zones were modeled.

          Domains were subdivided into the different fault blocks. However, where character and geometry of mineralization did not change across a fault, (e.g. where there was simple displacement with no rotation) a domain was allowed to cross the fault.

          The Hoyle Mine Central Zone towards the east end presents significant metallurgical recovery issues due to encapsulation of the gold within arsenopyrite. This material was segregated, based upon arsenopyrite content in the diamond drill data, and upon discussion with the exploration geologists familiar with the zone.

          AMEC believes that the geology is well understood and that the domaining is reasonable to support a resource model.

          The final mineralized domain model consists of 28 different domains, presented in Table 17-2.

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                                                                   GOLDCORP INC.
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          TABLE 17-2: MINERALIZED DOMAINS (PLACER DOME, 2003)

 Alpha    Integer
  Code      Code                             Description
--------------------------------------------------------------------------------
SUNDF        1      South Undefined - UM and GWK around and south of PDFZ - no data
SGWK_W       2      South Greywacke West - mineralization around SVOL nose
SGWK_TN      3      South Greywacke TN Vein Zone - mineralization around the TN
                    Veins, northeast-striking
SGWK_E       4      South Greywacke East - east-northeast shallow plunging
                    shoots
SGWK_CZ      5      South Greywacke Central Zone - arsenopyrite-associated,
                    metallurgical issues (<20% recovery)
SEDW         6      West Sediments - includes greywackes, conglomerate, mafic
                    volcanic melange
CON_W        7      West Conglomerates - northeast striking
CON_C        8      Central Conglomerate - east-northeast-striking
CON_E        9      East Conglomerate - strike rotated slightly from CON_C
DIA          10     Diabase - unmineralized
NGWK_W       11     West Northern Greywacke - between CON and Pamour
                    unconformity, striking northeast
NGWK_C       12     Central Northern Greywacke - between CON and Pamour
                    unconformity, striking east-northeast
NGWK_E       13     East Northern Greywacke - between CON and Pamour
                    unconformity, strike rotated slightly from NGWK_C
SVOL         14     South Mafic Volcanics - nose of mafic volcanics, surrounded by greywacke
CVOL_C       15     Central Contact Mafic Volcanics - shoot of east-northeast
                    -trending ,shallowly plunging mineralization in mafic
                    volcanics north of Pamour unconformity
CVOL_E       16     East Contact Mafic Volcanics - shoot of east-northeast
                    -trending shallowly plunging mineralization in mafic
                    volcanics north of Pamour unconformity, repeat of CVOL_C
NVOL_W       17     Northern Volcanics - little data
NVOL_66      18     Northern Volcanics 66 Vein Zone - bottom of model
NCONT        19     North Contact - weak mineralization in mafic volcanics south of North unconformity, wide spaced diamond drillholes
51FW         20     51 Footwall Zone - bi-modal mineralization (SX and NV),
                    footwall to 51 Vein in shoot of mafic volcanics
51HW         21     51 Hangingwall Zone - weak mineralization in 51 Vein hanging wall, sub-parallel weak veins
NVOL_E       22     North Volcanics East - little data in block of mafic and
                    ultramafic volcanics
NSED         23     Northern Sediments - little data, grouped together
51VN         24     51 Vein - includes 35, 39, 40 and 51 veins, same orientation and style, narrow quartz veins principally in mafic
                    volcanics, common association with VOL/UM contacts, moderate north dip, east-northeast strike
TNVN         25     TN Veins (Three Nations) - narrow quartz veins in
                    greywackes, sub-vertical with northeasterly strike
66VN         26     66 Vein - includes 62a, 68, 69 and 66 narrow quartz veins in mafic volcanics, northeast to east-northeast-striking
                    shallow north dip, at bottom of model, not much data
64VN         27     64 Vein - includes 62b, 6768, 69 and 64 narrow quartz veins, east-northeasterly to easterly strike with moderate north
                    dip, at bottom of model, not much data
1213         28     1213W Vein - narrow quartz vein at flow contact,
                    northeasterly strike, moderate to steep northerly dip, north of Pamour unconformity at west end
UNDF         30     Undefined
OVB          40     Overburden
TAIL         41     Tailings
DUMP         42     Rock dump
AIR          43     Air

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

17.2.2    EXPLORATORY DATA ANALYSIS (EDA)

          The original and composited gold assays were examined. The overall gold population resembles a positively skewed lognormal distribution, with a greater amount of lower-grade values and a decreasing proportion of higher-grade values. The box plots presented as Figures 17-1 and 17-2 compare the different statistical parameters for gold distributions of each domain. Results indicate that the conglomerate and vein domains have higher-grade distributions in general than other sediment and volcanic domains.

          Since the 2004 resource model update, a total of 11 new diamond drill holes have been added to the Pamour open pit deposit. Eight of the holes were located on the southern flank of Domain 3 (SGWK_TN) and three holes are within Domain 21. A total of 667 new composites were added to the data set, with 439 composites within Domain 3 and 228 composites within Domain 21.

          No additional review of primary statistics was deemed necessary for Domain 21, but the addition of the new holes in Domain 3 led to a review of the primary statistics by Pamour Staff and these can be found in the Pamour Pit 2005 Resource Model Update.

          The PJV advised that a new block model is currently under construction for 2006 year end resource update. The new model will be developed to target those domains with extremely high coefficients of variation
          (CVs). AMEC endorses this approach.

          The EDA performed by the Pamour staff is adequate for evaluating mineral resources.

17.2.3    COMPOSITING

          Assay intervals were composited on even lengths down hole, ignoring lithological and domain boundaries, to provide equal support lengths. Two different lengths of composites were carried through the exploratory data analysis, 1.5 m and 3.0 m. The 1.5 m length is equivalent to the mean sample length for the entire sample database, and the 3.0 m length approximates the 10 ft composite used in previous resource models. Sensitivities were also run on 4.5 m and 6.0 m composite lengths during the evaluation of the variability of estimates.

          AMEC believes that ignoring lithological and domain boundaries could have an impact on resource estimates. A study should be undertaken to evaluate the effect of compositing within lithology and domains to current composites that ignore these natural breaks.

          Intervals that were not sampled were converted from null values to
          0.01 g/t Au. A qualitative judgment was made by sampling personnel that no significant mineralization was present in these non-sampled intervals and that it was reasonable to treat the

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          intervals as unmineralized. Although, the unassayed original samples should have been assayed at the same time as the assayed samples, the only consequence of assigning an arbitrary background grade is the potential loss of mineralized material.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-1: EDA OF UNCAPPED ASSAY COMPOSITES-PAMOUR PIT-DOMAINS 2-16
                       (PLACER DOME, 2003)

      [BOXPLOT COMPARING 1.5M GOLD COMPOSITES BY DOMAINS 2-16 APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-2: EDA OF UNCAPPED ASSAY COMPOSITES DOMAINS 17-28 (PLACER
                       DOME, 2003)

     [BOXPLOT COMPARING 1.5M GOLD COMPOSITES BY DOMAINS 17-28 APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          As the majority of the original sample lengths are 1.5 m long, it was decided to composite the drill hole samples to regular 1.5 m lengths from the collar. An alternate composite length of 3.0 m was also statistically examined and it was concluded that the increase in smoothing of the grade distribution was moving away from the intent to better reflect grade variability at the composite level. The different lengths, which are part of the 1.5 m composite intervals, were verified against the average gold grade, due to smaller composite lengths found at the end of drill holes or on the edges of non-sampled intervals. It was decided that composites greater than or equal to 1.0 m lengths would be used for the estimation process.

          AMEC believes that the compositing methodology for the resource model is adequate.

17.2.4    GRADE CAPPING

          The high CV values observed on a per-domain basis, prompted a more in-depth investigation of higher gold grade outliers by PJV. To this effect, a set of probability plots, deciles analysis plots, and cutting statistic plots, was completed for each domain. A review of results from all three utilities guided the selection of different grade capping thresholds, with results presented in Table 17-3. The updated EDA of Domain 3 indicated that no changes were required to the capping thresholds applied by the PJV.

          In general it was observed that higher CV values (greater than 3.0) were associated with lower-grade domains, and that lower CV values were associated with higher-grade domains. Consequently, it was deemed reasonable to select ordinary kriging with capped gold composites as the estimation strategy. An exception was made for Domain 20 (51FW zone) which was estimated with indicator kriging to better address the bi-modal mineralization distribution. AMEC considers this to be reasonable for modeling purposes, but a sensitivity study should be undertaken to assess the underestimation of domain 20, as determined in the model validation exercise discussed later in this section.

17.2.5    SPATIAL DATA ANALYSIS

          Spatial data analysis of the 1.5 m composites was undertaken separately for each domain, using trimmed composites from within the EDA envelope. All composites were used for narrow-vein domains (24-28), while only those composites outside the 105% scaled stope boundaries were used for the remainder of the domains. The contact analysis performed by PJV determined that hard boundaries would be used throughout the modeling process. Wide ranges of CVs are found within the various domains and this is a key criterion in determining when to model across contacts.

          Trend plots were created for the composites, and the composites data were examined in 3-D within Vulcan to derive a basic understanding mineralization continuity trends. Log semi-variogram maps were generated using the Placer program VARMAP in the XY,

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 17-3: GOLD GRADE CAPPING THRESHOLDS (PLACER DOME, 2003)

           Proposed     Final
           Capping     Capping     Number of    Loss of
          Threshold   Threshold   Composites   Contained
Domains    Au (g/t)    Au (g/t)     Capped     Metal (%)                Comments
--------------------------------------------------------------------------------------------
   02        14.0        14.0           8          2.0
   03        30.0        20.0          55         13.0     Reviewed - conservative selection
   04        25.0        20.0         105          4.0     Reviewed - conservative selection
   05        11.0         7.0          45          5.0     Reviewed - conservative selection
   06        25.0        22.0          18          3.0     Reviewed - conservative selection
   07        30.0        22.0          18          4.0     Reviewed - conservative selection
   08        40.0        20.0          35          9.5     Reviewed - conservative selection
   09        30.0        22.0          64          2.0     Reviewed - conservative selection
   11         8.0         8.0           6          4.0
   12        15.0        15.0           9          2.0
   13        25.0        22.0          12          4.0     Reviewed - conservative selection
   14         8.0         7.0          12         32.0     Reviewed - conservative selection
   15        25.0        22.0          21          3.0     Reviewed - conservative selection
   16        50.0        25.0          41          9.0     Reviewed - conservative selection
   17         7.0         6.0          16         31.0     Reviewed - conservative selection
   18         9.0         9.0          11          4.0
   19         8.0         7.0           7          9.5     Reviewed - conservative selection
   20           -           -           -            -          Domain estimated with IK
   21        15.0        15.0          46          5.0
   22         6.0         6.0          27          7.0
   23         3.0         3.0          11         10.0
   24        60.0        60.0          16         11.0
   25        40.0        40.0          22         15.0
   26        20.0        20.0           3         23.0
   27          -         20.0           0          0.0           Capping not necessary
   28        20.0        20.0          15         38.0

          XZ, and YZ directions, using lags of 6, 9 and 12 m. These plots were analyzed to derive preliminary principle directions of continuity.

          The semi-variogram cube function in Vulcan was used to generate relative-by-pairs semi-variograms, log semi-variograms, and correlograms with various lags within a 3-D grid matrix. This format allowed for viewing of 3-D semi-variogram values in any orientation and the creation of isosurfaces at different gamma values to aid in refinement of directions of continuity.

          The directions of continuity were reviewed for each domain to ensure that they made sense geologically. The directions of continuity defined from the spatial data analysis agree well with the understanding of the mineralization.

          The "system" sills for semi-variogram modeling were determined from omni-directional semi-variograms. The "nugget" portion of the sills was determined from down-the-hole semi-variograms. The nugget ranges from 8% to 25% of the sill, with most of the domains being between 11% and 16%, suggesting moderate short-scale variability.

          Once the directions of continuity were finalized, directional relative-by-pairs semi-variograms, log semi-variograms and correlograms were run in the principle directions

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          using Placer's OP10 program. Semi-variograms were also generated in various directions away from the principle directions for review during the modeling process.

          Modeling of semi-variograms was completed within Placer's OP70 program, using two structure spherical models. Semi-variogram modeled structures were then re-scaled to a sill of 1.0. Principally, models were generated using relative-by-pairs semi-variograms, however, where modeling was difficult due to low number of pairs, or exceptionally noisy semi-variograms, log semi-variograms and correlograms were modeled. These models were then brought back to the relative-by-pairs semi-variograms, reviewed, and modified where necessary.

          The majority of domains showed a significantly longer range in the cross-dip direction than would be expected. This is primarily due to this direction being the predominant drilling direction, and therefore artificially long ranges are produced. In previous resource models, the cross-dip ranges were shortened intentionally to 6.1 m or 4 m. An attempt to define across-dip average mineralization widths was made based upon the diamond drilling with no success. However, an evaluation of the average widths of mineralization with the greywackes in blast hole data showed that the larger shoots of mineralization consisted of a number of 4 m wide packages separated by 6 m of unmineralized rock. Based upon this, the cross-dip ranges for 14 domains were reduced to 4 m. This is consistent with previous resource models. Total ranges for the major direction of continuity ranged from 24 m in Domain 8 (CON_C), to 56 m in Domain 15 (CVOL_C). Due to the updated EDA for Domain 3, the major planar structure has been changed to 055 dip direction and 70 dip, with a shallow easterly plunge. The minor range was changed to 4 m to reflect the narrow nature of the veins in this domain and is now consistent with the other vein domains in the model. These edits have been applied to the modeling, but are not updated in the following Table 17-4.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 17-4: 2003 PAMOUR OPEN PIT VARIOGRAM MODEL PARAMETERS (PLACER
                      DOME, 2003)

                         Major         Semi-major          Minor             OP Rotation           Nugget   Sill
 Domain    Domain   --------------   --------------   --------------   ------------------------   -------  -----
Integer    Alpha    Plunge   Trend   Plunge   Trend   Plunge   Trend    VAZM     VDIP     VPLG     C DEG.    C
----------------------------------------------------------------------------------------------------------------
    2     SGWK_W      -40     042      -47     240      -10     140     42.00   -40.00   -77.83    0.219   1.609
    3     SGWK_TN     -30     052      -60     232        0     142     52.00   -30.00   -90.00    0.214   1.675
    4     SGWK_E      -25     048      -46     285      -32     155     48.00   -25.00   -54.37    0.281   1.679
    5     SGWK_CZ     -20     062      -52     301      -30     165     62.00   -20.00   -58.15    0.106   1.325
    6     SEDW        -60     034      -25     247      -15     150     34.00   -60.00   -60.42    0.275   2.068
    7     CON_W       -20     055      -64     272      -15     150     55.00   -20.00   -74.70    0.336   1.984
    8     CON_C       -30     065      -58     265      -10     160     65.00   -30.00   -79.56    0.315   1.829
    9     CON_E       -30     060      -53     274      -20     160     60.00   -30.00   -70.33    0.327   1.436
   11     NGWK_W      -20     055      -64     272      -15     150     55.00   -20.00   -74.70    0.123   1.211
   12     NGWK_C      -30     065      -58     265      -10     160     65.00   -30.00   -79.56    0.168   1.797
   13     NGWK_E      -30     060      -53     274      -20     160     60.00   -30.00   -70.33    0.212   1.906
   14     SVOL        -42     046      -45     245      -10     145     46.00   -42.00   -76.69    0.166   1.483
   15     CVOL_C      -20     075      -70     345      -20     165     75.00   -20.00   -70.00    0.455   1.359
   16     CVOL_E      -10     080      -55     350      -35     170     80.00   -10.00   -55.00    0.235   1.638
   17     NVOL_W      -10     065      -50     335      -40     155     65.00   -10.00   -50.00    0.138   1.061
   18     NVOL_66     -20     065      -80     335      -10     155     65.00   -20.00   -80.00    0.131   1.211
   19     NCONT       -15     080      -65     350      -25     170     80.00   -15.00   -65.00    0.159   1.618
   20     51FW          0     120      -80     030      -10     210    120.00     0.00   -80.00    0.373   1.740
   21     51HW          0     075      -70     345      -20     165     75.00     0.00   -70.00    0.205   1.608
   22     NVOL_E      -15     070      -65     340      -25     160     70.00   -15.00   -65.00    0.054   0.578
   23     NSED        -60     055      -60     325      -30     145     55.00   -60.00   -60.00    0.089   0.884
   24     51VN        -10     070      -50     340      -40     160     70.00   -10.00   -50.00    0.528   2.145
   25     TNVN        -35     052      -55     232        0     142     52.00   -35.00   -90.00    0.337   2.045
   26     66VN         -5     075      -30     345      -60     165     75.00    -5.00   -30.00    0.270   1.925
   27     64VN          0      75      -50     345      -40     165     75.00     0.00   -50.00    0.270   1.925
   28     1213         -5     030      -65     300      -25     120     30.00    -5.00   -65.00    0.332   1.929

                               Structure 1                       Structure 2
                    --------------------------------   --------------------------------
 Domain    Domain           Major    Semi-     Minor           Major    Semi-     Minor
Integer    Alpha     C(1)    A(1)   maj A(1)    A(1)    C(2)    A(2)   maj A(2)    A(2)
---------------------------------------------------------------------------------------
    2     SGWK_W    1.079    9.45     11.20     4.00   0.311   32.80     26.70     4.00
    3     SGWK_TN   0.965    2.95      7.08    12.60   0.496   32.50     25.50    38.00
    4     SGWK_E    0.902    2.22      2.82     4.00   0.496   28.30     29.40     4.00
    5     SGWK_CZ   0.642    5.80      5.80     4.00   0.577   40.00     40.00     4.00
    6     SEDW      1.038    3.04      3.04     3.54   0.755   48.00     36.00     4.00
    7     CON_W     1.072    2.77      3.97     3.97   0.576   30.00     22.60     4.00
    8     CON_C     0.937    5.33      2.48     4.00   0.577   24.20     14.80     4.00
    9     CON_E     0.859    3.13      3.13     3.95   0.250   24.40     24.00     4.00
   11     NGWK_W    0.375    2.77      2.77     3.57   0.836   30.00     22.60     4.00
   12     NGWK_C    1.065    4.23     11.10     4.00   0.586   24.20     15.80     4.00
   13     NGWK_E    1.224    3.50      3.50     4.00   0.470   30.00     17.60     4.00
   14     SVOL      0.759   13.60      7.98     4.00   0.558   36.00     27.00     4.00
   15     CVOL_C    0.876    3.12      7.10     4.00   0.483   55.80     27.90     4.00
   16     CVOL_E    0.916    7.33      6.00     4.00   0.487   44.50     40.50     4.00
   17     NVOL_W    0.623   14.00     16.00    11.30   0.300   37.30     32.60    25.30
   18     NVOL_66   0.595    6.02      4.68     4.00   0.485   43.30     36.00     4.00
   19     NCONT     0.980   10.60     19.50     6.53   0.479   43.00     47.10    16.30
   20     51FW      0.984    6.21      7.54     3.12   0.383   36.80     35.40    23.50
   21     51HW      0.919    7.54      9.75     4.00   0.484   47.40     41.60     4.00
   22     NVOL_E    0.231    9.75      3.56     4.89   0.293   40.30     26.10    23.90
   23     NSED      0.500    6.66      4.67     3.35   0.295   44.50     33.90    21.30
   24     51VN      1.050    7.98      7.98     5.33   0.567   42.50     35.90    16.40
   25     TNVN      1.192    6.50      2.60     5.27   0.516   26.40     20.60    19.00
   26     66VN      1.030    8.13      2.72     5.09   0.625   29.40     16.30    14.60
   27     64VN      1.030    8.13      2.72     5.09   0.625   29.40     16.30    14.60
   28     1213      0.997    7.10      4.00     3.56   0.600   43.00     28.80    11.50

17.2.6    RESOURCE MODEL

          The ordinary kriging (OK) model at the Pamour open pit was run using Vulcan software and was checked using Placer Dome's OP in-house software. All kriging runs were run in parallel using Placer's OP29 program and Vulcan. OP29 is based upon work by Clayton Deutsch, and others, and is accepted within Placer as a standard for resource estimation. Vulcan uses the public domain GSLIB libraries, also written by Clayton Deutsch in conjunction with Andre Journel. The comparisons between the different systems showed that aside from minor local differences, the estimation results are similar, both globally and locally.

          The Pamour open pit model was completed with block sizes of 6 m (north-south) x 6 m (east-west) x 9 m (elevation). There is no rotation to the models and no sub-blocking has been used. The original resource model at Pamour in 2003 used a 6 m x 6 m x 6 m block, but later in 2003, the model was re-blocked in Vulcan to 6 m x 6 m x 9 m

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          (elevation) to reflect the new bench heights used in the pit. Block model setup parameters are summarised in Table 17-5.

          TABLE 17-5: PAMOUR OPEN PIT BLOCK MODEL SETUP

                  Min (m)  Max (m)  Block Size (m)  Min Block Size (m)  Rotation (degrees)
       -----------------------------------------------------------------------------------
       Easting     3,658    8,200          6                6           Bearing= 0
       Northing    3,658    5,398          6                6           Dip = 0
       Elevation   2,987    3,365          9                9           Plunge = 0
       -----------------------------------------------------------------------------------

17.2.7    INTERPOLATION METHODS

          Gold grades for all domains were estimated using ordinary kriging, as the method can address clustering of nearby samples, and take into account the distance and spatial orientation of samples from the point being estimated. The exception is Domain 20, which used multiple indicator kriging, due to the bi-modal distribution.

          The final resource estimation was completed in Vulcan due to its more flexible and dynamic capabilities particularly with the large number of domain and fault block combinations. Discretization of 6 x 6 x 6 was used within the blocks to provide block estimates, instead of point estimates. The resulting Vulcan block model contained the estimated gold grade, the number of composites, the average distance of the composites from the block centroid, the number of drill holes, and the kriging variance, the domain, lithological, specific gravity, and stope attributes built into the core model. The model was later re-blocked to 6 m x 6 m x 9 m in Vulcan and not re-built from the beginning.

17.2.8    RESOURCE CLASSIFICATION

          A number of classification techniques were reviewed, including kriging variance, distance from data, number of samples, number of drill holes, and combinations of these. The final categorization is based upon the distance of the block centroid from composites modified by the number of holes used in the estimation of the block. Table 17-6 describes the criteria used to classify the mineral resource.

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                                                                   GOLDCORP INC.
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          TABLE 17-6: RESOURCE CATEGORIZATION CRITERIA
--------------------------------------------------------------------------------
Category    Criteria
--------------------------------------------------------------------------------
            Distance to samples is less than or equal to the first structure
Measured    range of the semi-variogram model for the domain,
            AND
            number of holes in the estimate is greater than or equal to three
--------------------------------------------------------------------------------
            Distance to samples is less than or equal to the second structure range of the semi-variogram model for the domain,
            AND
            distance to samples is greater than the first structure range of the semi-variogram model for the domain
Indicated   AND
            number of holes in the estimate is greater than or equal to two
            OR
            Distance to samples is less than or equal to the first structure range of the semi-variogram model for the domain,
            AND
            number of holes in the estimate is equal to one
--------------------------------------------------------------------------------
            Distance to samples is less than or equal to 1.5 times the second structure range of the semi-variogram model for the domain,
            AND
            Distance to samples is greater than the second structure range of the semi-variogram model for the domain
            AND
            number of holes is greater than and equal to one
Inferred    OR
            Distance to samples is less than or equal to the second structure range of the semi-variogram model for the domain,
            AND
            distance to samples is greater than the first structure range for the semi-variogram model for the domain
            AND
            number of holes in the estimate is equal to one
--------------------------------------------------------------------------------

          AMEC finds the resource classification to be adequate and acceptable for public disclosure of mineral resources.

17.2.9    MINERAL RESOURCE VALIDATION

          In validating the resource model, AMEC used a nearest-neighbour model for comparison. AMEC constructed a nearest-neighbour model from 9 m composites which were composited downhole using the assay database provided. Composites were constructed only within the 28 domains and tagged with the domain code in which they were located. Composite length corresponds to the height of the blocks estimated, 6 m x 6 m x 9 m. The 9 m composites were capped by domain at the same threshold as the composites used for the OK modeling.

          The nearest-neighbour model is essentially a declustered version of the 9 m composites. Blocks are assigned the value of the closest composite sharing the same

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          domain code. The search strategy followed the anisotropy identified from variogram analysis as stated in the 2003 Feasibility Study and in Table 17-4.

          AMEC used three methods to validate the mineral resource model:

          o Block model grades and composite grades were reviewed on cross-sections through the deposit.

          o Swath plots were used to detect spatial biases in the kriged block model, by comparing it to the nearest-neighbour block model.

          o A Herco-validation was performed to establish an unsmoothed grade-tonnage curve using a Hermitian transformation technique.

          Blocks identified as Measured and Indicated were used in the validation set for Domains 4, 8 and 20. To validate multiple domains, an area covering the main section of the pit was selected and all Measured and Indicated blocks, regardless of domain, were flagged for the validation set.

          There were 41 composites from domain 4 capped at 20 g/t Au, ten composites from domain 8 capped at 20 g/t Au and no capped composites from domain 20. Domain 20 was modeled using indicator kriging since capping was not required. From the global validation set, there were 15 composites from domain 4 capped at 20 g/t Au, nine composites from domain 9 capped at 22 g/t Au and five composites from domain 13 capped at 22 g/t Au.

17.2.10   COMPARING COMPOSITE AND KRIGED MODEL STATISTICS

          Average gold grades and CVs were compared for the capped 1.5 m composites, and capped nearest-neighbour and kriged models. Table 17-7 summarizes these statistics for the domains of interest.

          Average grades of the composites, nearest-neighbour and kriged models were expected to be similar; however, differences between composites and models identified could be a reflection of data clustering. Table 17-7 shows significant differences in the mean between the composites and the kriged model for each domain. Differences of over 25% are observed. The average grades of the nearest-neighbour and kriged model do not differ as much; however domain 8 reflects a 20% difference between average grades.

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                                                                   GOLDCORP INC.
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          TABLE 17-7: COMPARING AU STATISTICS BETWEEN 1.5 M COMPOSITES,
                      NEAREST-NEIGHBOUR AND KRIGED MODEL

                        1.5 m Composites        Nearest-Neighbour Model         Kriged Model
                   -------------------------   ------------------------   ------------------------
                              Average                    Average                    Average
          Domain     No.     Au (g/t)    CV      No.    Au (g/t)    CV      No.    Au (g/t)    CV
          ----------------------------------------------------------------------------------------
          4        100,399     0.90     1.79   66,524     0.78     1.47   66,524     0.71     0.97
          8         11,506     1.00     2.31    7,490     0.91     1.87    7,490     0.75     1.09
          20        17,702     1.04     3.41   28,905     0.88     1.76   28,905     0.79     0.69
          All      414,676     0.93     2.21   61,489     0.92     1.53   61,489     0.82     1.08
          Note: No. = number of samples

          CVs were expected to decrease from the composites to the nearest-neighbour to the kriged model, due to the support effect. Composite and nearest-neighbour model CVs are higher than the kriged model, as expected. A significant reduction in the CV was observed in the kriged model. The severe smoothing effect of the kriging also influenced the reduction of the CV. It is likely that short-range grade variability is responsible for the degree of smoothing seen.

17.2.11   CROSS SECTION VALIDATION

          Drill hole sample gold grades and block model gold grades were reviewed on a series of vertical cross-sections through the Pamour model. Drill hole traces and wireframe domain boundaries were also displayed on the sections. There was generally good agreement between the two sets of values.

17.2.12   SWATH PLOTS

          A series of swath plots were generated using the AMEC proprietary Fortran program SWATHPS30.EXE. If the domaining and modeling parameters were properly formulated and appropriate search methods determined, there a reasonable correlation of the kriged model with a validation model should be noted.

          Swath plots are used to detect any spatial bias within the model. The kriged model is compared with the nearest-neighbour model by easting, northing and elevation for all domains and the three domains of interest averaged by slices of 6 m in the north-south and east-west directions and 9 m in the elevation. Blocks contained within the swath (separated by block dimensions) are averaged and plotted.

          Figures 17-3 and 17-4 show there is good correspondence between the nearest-neighbour and kriged models in the easting and northing directions of Domain 4. The nearest-neighbour model displays higher values than the kriged model. Figure 17-5 plots the elevation swath which illustrates a systematic bias at high levels, as the kriged model consistently under-estimates grades compared to the nearest-neighbour model.

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                                                                   GOLDCORP INC.
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      FIGURE 17-3: SWATH PLOT ALONG EASTING FOR DOMAIN 4 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

      FIGURE 17-4: SWATH PLOT ALONG NORTHING FOR DOMAIN 4 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
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     FIGURE 17-5: SWATH PLOT ALONG ELEVATION FOR DOMAIN 4 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
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          Figure 17-6 shows good correspondence between the nearest-neighbour and kriged models along the easting swath plot in Domain 8 with expected higher values to that of the nearest-neighbour model. Figures 17-7 and 17-8 show a systematic bias is experienced in the northing and elevation swath plots as the kriged model is consistently under-estimating grades as compared to the nearest-neighbour model across the domain.

          Similar observations can be made for Domain 20 as shown by Figures 17-9 to 17-11. A consistent bias is shown in grade estimates for the northing and elevation swath plots. The use of indicator kriging for this domain illustrates the restricted smearing of high grades across indicator thresholds. A sensitivity study on search ranges or maximum samples per block estimate could help reduce the conservative grade estimates in this domain. A reconciliation of gold grade with the mill would help in deciding if the model grades are reasonable.

          Figure 17-12 shows correspondence between the nearest-neighbour and kriged models as being marginal along the easting when all domains are considered. Figures 17-13 and 17-14 show a systematic bias in the northing and elevation directions.

          Regardless of domain, a systematic bias is present. The under-estimation behaviour of the kriged model present in the swath plots follows the observations made from Table 17-7. The mean of the kriged model is lower than that of the nearest-neighbour.

          A potential cause for the systematic bias in the model may be the grade capping threshold as stated in Table 17-3. A total of 623 composites have been capped, with as many as 105 composites from domain 4 and as much as 38% loss of contained metal from domain 28. A total of 13 domains have a final capped grade that is lower then the proposed capped grade. The supporting documentation does not state the reason for the lower capped grades for these domains. It is AMEC's opinion that the final grades are conservative and should be reviewed for the next model. A sensitivity analysis should be undertaken to assess the difference in various capped grade thresholds.

          Another potential cause for the bias could be the boundary relationships. If composites within lower-grade domains are used to krige blocks in higher-grade domains, lower-grade block estimates will result. According to the 2003 Feasibility Study, hard contacts are used to model all domains.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-6: SWATH PLOT ALONG EASTING FOR DOMAIN 8 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-7: SWATH PLOT ALONG NORTHING FOR DOMAIN 8 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-8: SWATH PLOT ALONG ELEVATION FOR DOMAIN 8 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-9: SWATH PLOT ALONG EASTING FOR DOMAIN 20 - PAMOUR OPEN PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-10: SWATH PLOT ALONG NORTHING FOR DOMAIN 20 - PAMOUR OPEN
                        PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-11: SWATH PLOT ALONG ELEVATION FOR DOMAIN 20 - PAMOUR OPEN
                        PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-12: SWATH PLOT ALONG EASTING FOR ALL DOMAINS - PAMOUR OPEN
                        PIT

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-13: SWATH PLOT ALONG NORTHING FOR ALL DOMAINS - PAMOUR OPEN
                        PIT

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                                                                   GOLDCORP INC.
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                              [CHART APPEARS HERE]

          FIGURE 17-14: SWATH PLOT ALONG ELEVATION FOR ALL DOMAINS - PAMOUR OPEN
                        PIT

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

17.2.13   HERCO VALIDATION AND GRADE-TONNAGE CURVES

          The Herco validation compares the nearest-neighbour model adjusted for variance by a Hermitian transformation (Herco) grade-tonnage curve with the kriged model grade-tonnage curve. The Hermitian transformation of the nearest-neighbour distribution was completed using the proprietary AMEC Fortran program HERCO_03D.EXE. The requirements are as follows:

          o Calculate a variance correction factor (CF) requiring the block dispersion variance (BDV) and coefficient of variation (CV) for the 1.5 m and 9 m composites.

          o The BDV of a block 6 m x 6 m x 9 m is estimated using an appropriate variogram and the proprietary AMEC Fortran program SBK500.EXE.

          o Transform the nearest-neighbour distribution using the above CF to adjust the variance, and the average of the kriged estimates to adjust the mean using the proprietary AMEC Fortran program HERCO_03D.EXE.

          o Compute the grade-tonnage curves for the nearest-neighbour, Herco and krige model using the proprietary AMEC Fortran program GTCOMP.EXE for domains 4, 8 and 20 and all domains together.

          The variogram models as defined in the 2003 Feasibility Study were used. No model exists for all domains and so it was constructed using the Isaaks and Co proprietary software Sage2001. A downhole correlogram was first computed to determine the nugget effect, which was fixed for the automatic fitting of the directional correlograms. A single spherical model, fitted with a nugget of 35% and a long range of 15 m, represents a highly variable model.

          Grade-tonnage curves were produced for domains 4, 8 and 20 individually and a global curve was created that included all domains. Herco transformations were performed and therefore BDVs and CVs were required. Table 17-8 summarizes the calculation of the CFs for the domains.

          TABLE 17-8: CORRECTION FACTORS FOR HERCO VALIDATION

                           BDV
          Domain   (6 x 6 x 9 m blocks)   CV(1.5)   CV(9)     CF
          ---------------------------------------------------------
          4                0.1150           1.79     1.16    0.2738
          8                0.1266           2.31     1.76    0.2181
          20               0.2384           3.41     1.63    1.0434
          All              0.2019           2.21     1.36    0.5331

          Figures 17-15 through 17-18 illustrate the grade-tonnage curves for domains 4, 8, 20 and all domains respectively. All grade-tonnage curves illustrate the smoothing associated with the kriging method. Kriging over-estimates low grades and under-

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          estimates high grades. Graphs show the average grade from the kriged model above cut-off is under-estimated.

          All domains except for domain 20 illustrate good estimation of the average grades above cutoff. All grade-tonnage curves illustrate a limited amount of smoothing associated with the kriging method. Excessive smoothing of domain 20 could be attributed to the variations (nugget and short-ranges) displayed in the variogram.

          At the operational cutoff of 0.6 g/t Au, the model is appropriately estimating the tonnage. Domain 20 is the exception with the model estimated to contain over 45 % more tonnes than the nearest-neighbour model.

          The tables corresponding to the grade-tonnage curves allow the quantity of metal to be determined. In general, the difference between the nearest-neighbour and the kriged quantities is less than 10 %, although domain 20 shows a difference of 24%.

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                                                                   GOLDCORP INC.
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          FIGURE 17-15: GRADE-TONNAGE CURVE FOR DOMAIN 4

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
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          FIGURE 17-16: GRADE-TONNAGE CURVE FOR DOMAIN 8.

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
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          FIGURE 17-17: GRADE-TONNAGE CURVE FOR DOMAIN 20

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
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          FIGURE 17-18: GRADE-TONNAGE CURVE FOR ALL DOMAINS

                              [CHART APPEARS HERE]


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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

17.2.14   PAMOUR CONCLUSIONS

          AMEC regards the resource estimate for Pamour Open Pit as potentially grade-conservative and recommends a sensitivity analysis for the grade-capping thresholds.

          A sensitivity study on search ranges or maximum samples per block estimate could help reduce the conservative grade estimates in this domain. A reconciliation of gold grade with the mill would help in deciding if the model grades are reasonable.

          AMEC believes that ignoring lithological and domain boundaries could have an impact on resource estimates. A study should be undertaken to evaluate the effect of compositing within lithology and domains to current composites that ignore these natural breaks.

          The resource is sufficiently robust to support calculation of reserves, and mine design. The estimation methodologies meet industry standard practice, and the resource statement is NI43-101 compliant.

17.3      HOYLE POND UNDERGROUND MINE

          The estimated total Measured and Indicated Resource (excluding Mineral Reserves) as of 31 December 2005 is 528,000 t with a grade of 9.56 g/t Au for all Hoyle Pond underground workings and 16,724 t with a grade of 4.13 g/t for the Hoyle Pond Crown Pillar (note: AMEC has not reviewed the Hoyle Pond Crown Pillar Mineral Resource declared by Goldcorp). This resource is based on a gold price of US$450/oz. An additional Resource of 849,000 t with a grade of 9.50 g/t Au has been classified as Inferred for the Hoyle Pond underground mine. Goldcorp has also declared 84,764 t with a grade of 8.05 g/t as Inferred for the Hoyle Pond Crown Pillar (note: AMEC has not reviewed the Hoyle Pond Crown Pillar Mineral Resource reported by Goldcorp). Tables 17-9 and 17-11 summarize the Mineral Resource by classification category (Goldcorp, 2006).

          TABLE 17-9: SUMMARY OF MINERAL RESOURCE* BY CLASSIFICATION
                      CATEGORY-HOYLE POND UNDERGROUND

          Class           Tonnes   Au Grade (g/t)
          ---------------------------------------
          Measured       117,000        9.06
          Indicated      411,000        9.71
          Subtotal M&I   528,000        9.56
          Inferred       849,000        9.50

              *Note: Mineral resources are exclusive of mineral reserves.

          AMEC has reviewed the files pertaining to the Hoyle Pond underground mining and has selected the UP Vein model for reviewing purposes. This mineralized domain is mined by longhole stoping methods and requires a minimum mining width of 1.8 m. Resources contain mineralised material that is generally greater than 6.11 gpt. This calculation is based on an economic evaluation assuming longhole mining, and $450 US / oz Au. Within

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          a mineralised zone material less than cut-off may be included to establish continuity provided the overall grade exceeds cut-off grade. Resources contain blocks that may be any of the following: the block does not make the reserve cut-off grade; the block is deemed unmineable at present (due to ground conditions, access, crown pillars, sequencing, etc.); or, there is inadequate development, information, or confidence to upgrade to reserves.

          Mineral Resource cut-off grades for Hoyle Pond are reported for blocks depending upon the mining method utilized. See Table 17-10 for Hoyle Pond Underground cut-off grades.

          TABLE 17-10: CUT-OFF GRADES BY MINING METHOD FOR HOYLE POND
                       UNDERGROUND

          Gold Price ($US)                   450
          Mining Method Cutoff             @0.82 fx
          Cut & fill (conventional)          7.86
          Jumbo Mech.Cut & fill              7.13
          Jackleg Mech. Cut & fill           7.13
          Shrinkage                          7.47
          Longhole (10% Dilution, TDB's)     6.11
          Longhole (20% Dilution)            6.67
          Pillar Recovery
          Panel                              7.16

          TABLE 17-11: HOYLE POND CROWN PILLAR MINERAL RESOURCE

          Class          Tonnes   Au Grade (g/t)
          --------------------------------------
          Measured        5,034        8.42
          Indicated      11,690        2.29
          Subtotal M&I   16,724        4.13
          Inferred       84,764        8.05

17.3.1    ASSESSMENT OF POLYGONAL RESERVES AND RESOURCES

          The majority of reserves and resources located above the 720 mL of the mine are estimated with block models, but some zones are estimated using a polygonal method; some of the oldest reserves and resources for the Hoyle Pond underground operation have been estimated using sectional methods. Both resource estimation methods are treated in the same manner for determination of reserves. As the implementation of Mine2-4D and Vulcan software and block modeling progresses, the use of polygonal and sectional methods will be phased out. Averaging grade interpolation techniques are under review for Hoyle Pond, and a decision to proceed with something other than nearest neighbour will be based primarily on reconciliation.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          To assess a potential mineable area, the appropriate long-section drawing is referenced in conjunction with the appropriate reserve spreadsheet to determine a mineable shape. The level drawings are then referenced to estimate the required types and amount of development required to access and develop the potential mineable area. This information is entered into the Stope Economic spreadsheet along with resource tonnes and grade, dilution factor based on method and location, mining recovery (added for 2005 Reserves), tail grades, fill type and amount, and any additional costs expected, including factors such as chute construction and drift rehabilitation.

          If the proposed stope passes the economic criterion (this is often an iterative process), and meets the definition of a reserve, the Measured and Indicated Resources will be upgraded to Proven and Probable Reserves in the reserve spreadsheet with appropriate notes and sign-off. Inferred Resources included within the mineable shape will not be upgraded, and any resource which is classified as Inferred would only be compared against the appropriate cut-off grade to determine if it passes the resource criterion.

          Any resource blocks excluded from the reserve (other than Inferred Resources), are assessed against the resource criterion to the same level of detail as reserves. Any that fail are reduced to Mineral Inventory or Inferred Resource status if the area is thought to have potential (an internal geology decision, which is not applied to many areas).

          Although the history of mining in the PJV has been long and well documented, AMEC believes that the complexity of the geology requires more than simple polygonal and/or longitudinal estimation methods to fully evaluate the resources. AMEC also acknowledges that Goldcorp is progressively upgrading the resources with industry standard estimation techniques.

17.3.2    ASSESSMENT OF BLOCK MODELED RESERVES AND RESOURCES

          The majority of reserves and resources located below the 720 mL are generated using block modeling methods in Vulcan. For the 2005 Year End Reserves, the A Vein EOD, A West, AFO vein, N1 and N2 veins, B1 vein, UM veins 1-4 and the UP vein were all block modeled.

          To assess a proposed stope, a 3D stope shape is cut out of the resource model, utilizing Boolean operations. Being a narrow-vein operation, the cutting triangulations are easily generated by placing the resource model in long-section view and highlighting the grade blocks within the resource model. Since the resource is typically only two or three blocks thick, the high grade and waste sections of the vein are readily apparent and a stope shape can easily be drawn in the plane of the long section. This shape is then offset to either side of the vein model and triangulated to create the cutting triangulation. The resource models are produced by geology when creating the block model and represent the 3D location of the mineralized portion of the vein.

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          After the stope has been Booleaned out of the resource model, the triangulation is checked to ensure proper closure, and there are no internal walls or other irregularities which would cause the block model to report an incorrect tonnage. The stope shape is then run against the block model to determine the tonnage and grade represented by that particular shape.

          After assessing the required development, the process proceeds as for the polygonal method with the resource tonnage and grade, dilution, mining recovery, types and amounts of development required, type and amount of fill material being fed into the Stope Economic spreadsheet to determine if the stope passes the economic criteria.

          If the proposed stope passes the economic criterion (this is often an iterative process) and meets the definition of a reserve, the Measured and Indicated resources will be upgraded to Proven and Probable Reserves in the reserve spreadsheet, accompanied by appropriate notes and sign-off. Inferred Resources included within the mineable shape will not be upgraded, and any resource which is totally classified as Inferred Resources will only be compared against the appropriate cut-off grade to determine if it passes the resource criterion.

          Any resource blocks excluded from the reserve (other than Inferred Resources), are assessed against the resource criterion to the same level of detail as reserves. Any that fail are reduced to Mineral Inventory or Inferred Resource status, if the area is thought to have potential (an internal geology decision, which is not applied to many areas).

          One additional step applied to the block models is to reconcile the reserves and resources reporting against the original resource report to ensure that the whole block model has been assessed properly.

          AMEC believes that the methodology for resource solid modeling is reasonable.

17.3.3    MINERALIZED DOMAINS

          The UP model was completed using Vulcan software. In due course, the Hoyle Pond Mine will convert all the underground polygonal and longitudinal resources into Vulcan for future resource modeling. For the polygonal method, all information is projected on to vertical longitudinal sections. In areas where only drill holes are present, block boundaries are defined by manual polygonal estimation methods. Drill hole intercepts are derived from the sample interval and weighted by length. Mineralized intercepts that are shorter than the minimum mining width are diluted to the mining width. A zone-specific bulk density is applied to determine the mass of each block. The average resource grade is calculated as the mass-weighted average of the polygons included in the resource block.

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          The following describes how the domaining of the UP veins has been created for resource calculations.

17.3.4    VEIN MODEL SOLIDS

          AMEC assumes that the existing vein models were constructed from DDH intersections and modified or updated with geologic mapping and mining development. The existing vein model was checked and updated by Hoyle Pond Staff from the 720 mL elevation to 60 m below the 1040 mL elevation. This was undertaken using all available diamond drill information and new level developments on the vein. In some cases, diamond drill hole-indicated locations for the vein were ignored as geologists contended that the hole was not in its proper location and therefore did not represent the true location of the vein. Existing strings were edited if required and new ones created at approximately 5 m intervals. In some areas, such as above the 880 mL, strings may be slightly closer or further apart. This area is mined out and did not require any other strings, only checking of the old ones. Below the 1040 mL where strings were created as needed to capture the limited drill hole information, the strings are at approximately 10 m intervals. There is very low confidence in the model in this area because of the lack of information.

17.3.5    RESOURCE MODEL SOLIDS

          The resource model was developed by taking the vein model and expanding the strings, where required, to a minimum mining width of
          1.8 m. This is the minimum vein mining width. Areas that have insufficient width are diluted until the 1.8 m minimum is reached. Using these strings, a resource triangulation was created. Hoyle Pond Staff state that the model represents a true tonnage estimate for the vein based on the currently available information.

17.3.6    GRADE MODEL SOLIDS

          A third model was created to represent grade, using the resource model strings These strings were snapped to drill hole intersections which were interpreted to represent actual vein intersections. The intersections, where required, were diluted out to 1.8 m to represent minimum mining width. The holes were reviewed, and if misrepresentation of grade was noted, the holes were removed from the composite database. (i.e. holes that were drilled down-dip would give an inaccurate grade representation.) In addition, strings for this model were developed from face chip samples on the various levels, so that face sampling could also be incorporated in the grade estimation. The chip traverses were treated as diamond drill holes and the new strings were snapped to the chip locations. When the strings were completed, a grade triangulation (grade model) was created to encompass those drill holes and chip traverses which were considered to adequately represent the vein.

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          AMEC does not endorse the use of chip samples in resource estimation.
          Therefore, AMEC has reviewed the document HP_2005_QUALITY CONTROL REPORT_CHIPS.DOC and is satisfied that the chip samples have been properly monitored with QA/QC procedures and agrees that the use of chip samples is acceptable for resource modeling.

          AMEC notes that the DDH and chip sample data sets were not combined on a stope by stope basis, but used independently. DDH samples are the preferred sampling method, but in areas where DDH samples do not exist, chip samples have been used for resource estimation purposes.

17.3.7    EXPLORATORY DATA ANALYSIS (EDA)

          Only the composited data was reviewed by AMEC from the Hoyle Pond Up vein model, as the assay database provided did not have any fields to segregate the original assay data into the associated domains. AMEC suggests that the original database should be designed to extract assays by the appropriate domains used in the modeling. The box plots presented as Figures 17-19 and 17-20 compare the different statistical parameters for composited gold distributions of each domain. The UP Vein model composites are the last two boxes on Figure 17-20 below.

17.3.8    COMPOSITING

          A composite file (hpup_cmp_entry.csv) was supplied by PJV for the UP vein model. The composites for this file have been created by PJV staff, based on mineable solid triangulations. Drill holes that intersect the triangulation are tagged from the pierce point into the solid to the pierce point leaving the solid. This methodology results in varying composite lengths in the file. A field called "bound" in the supplied file has two entries --up_chip and up_ddh, which indicate that these were the composites used in the modeling process, and also indicates the source of the original samples.

          There are a total of 341 composites used to evaluate this model with 270 from the chip sample data set and 71 composites from the DDH data set. The means of the data sets are similar, but the median for the DDH set is much lower, suggesting a lower proportion of higher grade samples as compared to the chip set. The CV for the DDH composites is
          2.00 and the CV for the chip samples is lower at 1.38, suggesting a lower variance in the chip data set.

          Chip samples are collected in development headings and stopes to estimate the as mined grade and for Mineral Reserve estimation. Since mineralized zones are typically narrow, the whole face or back is divided in different lengths representing the high grade, low grade and wall rock portions. Each unit is individually sampled. Sample lengths vary from 20cm to 100cm. Samples are bagged, tagged and sent to the assay laboratory for gold

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          FIGURE 17-19: BOX PLOTS OF HOYLE POND UNDERGROUND DOMAINS (1 OF 2)

                             [GHAPHIC APPEARS HERE]

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          FIGURE 17-20: BOX PLOTS OF HOYLE POND UNDERGROUND DOMAINS (2 OF 2)

                             [GHAPHIC APPEARS HERE]

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          content determination. To be more representative, samples are not collected along a single line across the face but composited over the whole sampling interval. Each round is sampled, corresponding to approximately 20t of material.

          The use of full vein width composites is not normally a best practice for resource estimation. AMEC recommends that Hoyle Pond Staff do a study of comparing full vein width composites to standard length composites and /or composites by lithology. This will aid in determining if any bias exists through weighting or across different lithologies. Hoyle Pond Staff may have already performed a study to evaluate the composites, but AMEC has not seen any documentation to confirm this was reviewed.

          AMEC believes that this method of compositing is acceptable for resource modeling in the case of Hoyle Pond, based on the long production history.

17.3.9    GRADE CAPPING

          Grade caps are applied to various veins throughout the mine. Many of the cut-off grades for veins that have an extensive mining history are based on assumptions derived from historic statistical work and mill reconciliation studies. Veins that were either discovered or developed later in the mine life, have grade cut-offs based on geostatistical methods.

          For the UP veins, two different grade limits have been applied. There are areas of high grade, between 540 to 760 mL, where the cap for both chip samples and DDH samples is 200 g/t Au. Other, "normal grade", areas are subject to 100 g/t Au caps for both chip assays and DDH samples.

          The composite file for the UP Vein contained only two composites capped at 100 g/t Au.

          Although AMEC did not view any documentation specifically related to the UP Vein that justified the cut-off grades chosen, documentation for other domain caps was reviewed in the supplied data and finds that the trimming methodology across the various domains is consistent.

          AMEC believes that the grade capping methodology performed by PJV is acceptable for resource modeling.

17.3.10   RESOURCE MODEL

          The current resource model was completed using Vulcan Maptek Software and has the following parameters, as seen in Table 17-12.

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          TABLE 17-12: UP VEIN BLOCK MODEL SETUP

                      Min (m)   Max (m)   Block Size (ft)   Min Block Size (ft)   Rotation (degrees)
          ------------------------------------------------------------------------------------------
          Easting      10,220    10,721          3                  0.3              Bearing = 021
          Northing     99,600    99,921          3                  0.3              Dip = 30
          Elevation       250       700          3                  1.0              Plunge = 0


17.3.11   RESOURCE CLASSIFICATION

          The classification of resources at Hoyle Pond is based on the following PJV criteria.

          A Measured Resource is that part of the mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and diamond drill holes that are spaced closely enough to confirm both geological and grade continuity. Measured Resources all have some form of underground or surface exposure in addition to diamond drill hole information. Projections within Measured Resources are generally limited to 5 m from development on the mineralised zone. Representative stope-sized blocks may entirely be classified as Measured Resources provided that development and diamond drilling are complete such that stoping could commence (i.e. three-sided development and definition diamond drill holes for conventional stoping blocks; or two-sided development and definition diamond drill holes for longhole stoping blocks).

          An Indicated Resource is that part of the mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as underground workings and diamond drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Indicated Resources usually have some form of underground or surface exposure in addition to diamond drill hole information. Projections within Indicated Resources are generally limited to 10 m, but can be expanded up to 25 m along well-established mineralised plunges that have continuity demonstrated through a detailed mining history of the same structure at nearby locations in the mine.

          An Inferred Resource is that part of the mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is

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          based on limited information and sampling gathered through appropriate techniques from locations such as underground workings and diamond drill holes. Inferred Resources need not necessarily have underground exposures. Projections within Inferred Resources are generally limited to 25 m. Exceptions occur in very limited cases where areas of influence may expand to 40 m when surrounded on all sides by indicated resources within known mineralised plunges.

          Resources contain blocks that may be any of the following: the block does not make the reserve cut-off grade; the block is deemed unmineable at present (due to issues such as ground conditions, access, crown pillars, sequencing); or, there is inadequate development, information, or confidence to upgrade to reserves.

          AMEC finds the resource classification to be adequate and acceptable for public disclosure of mineral resources to the CIM standards as incorporated by reference in NI43-101.

17.3.12   RESOURCE MODEL VALIDATION

          Using Surpac Vision software, AMEC uploaded the UP Vein resource block model for validation checking. Since the model is constructed using nearest-neighbour methodology, it was validated by querying selected blocks in the model using PJV-supplied triangulations and checking the block coding with the composite file. The following triangulations were used for the model check:

          o    1040_960_up_resource.00t,

          o    940_up_splay_resource.00t,

          o    960_upn_lh_resource.00t and

          o    900_ups_lh.00t.

          No inconsistencies were found with the nearest-neighbour estimation of the Au grades in the resource model.

17.3.13   HOYLE POND CONCLUSIONS

          The assay database that stores all the original raw assays should be formatted so that assays can be extracted by the domains used in resource modeling.

          AMEC believes that the complexity of the geology requires more than simple polygonal and/or longitudinal estimation methods to fully evaluate the resources. AMEC also acknowledges that Goldcorp is progressively upgrading the resources with industry standard estimation techniques.

          The use of full vein width composites is not normally a best practice for resource estimation. AMEC recommends that Hoyle Pond Staff do a study of comparing full vein

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          width composites to standard length composites and/or composites by lithology. This will aid in determining if any bias exists through weighting and/or across different lithologies.

          The PJV resource and reserve statement for the Hoyle Pond mine is calculated and reported in accordance with the CIM standards as incorporated by reference to NI43-101.

17.4      DOME UNDERGROUND MINE

          The estimated total Measured and Indicated Resource (excluding Mineral Reserves) as of 31 December 2005 is 3,759 Mt with a grade of 4.42 g/t Au for all Dome U/G workings. This Resource is based on a gold price of US$450/oz. An additional Resource of 0.710 Mt with a grade of 3.98 g/t Au has been classified as Inferred. Table 17-13 summarizes the Mineral Resource by classification category. Mineral Resources are reported for blocks above a 2.95 g/t resource break even cut-off grade (Goldcorp, 2006).

          TABLE 17-13: SUMMARY OF MINERAL RESOURCE* BY CLASSIFICATION CATEGORY -
                       DOME UNDERGROUND

                         Resource Reported to a Cutoff Grade of 2.95 g/t Au
                         --------------------------------------------------
          Class                        Tonnes    Au Grade (g/t)
          -----------------------------------------------------------------
          Measured                     894,000        4.70
          Indicated                  2,865,000        4.34
          Subtotal M&I               3,759,000        4.42
          Inferred                     710,000        3.98

          *    Note: Mineral Resources are exclusive of Mineral Reserves.

          The Dome underground mine was re-commissioned in 2006, following an extensive economic review. Operations had been suspended at the end of May 2004 with the mine infrastructure being placed on care and maintenance. For this review, AMEC has selected the UG sed5 model. The following review looks at the UG sed5 model specifically, but also discusses some of the methods related to the collective underground workings at the Dome Mine.

17.4.1    MINERALIZED ZONE MODELS

          A series of solids from the UG_SED5 model was supplied by PJV. For mineralization evaluated through drill hole composites, a mineralized envelope is created using lithology, vein geometry, morphology and drill hole assays as a guide. Allowance for a minimum mining width of 1.8m and for upper and lower sill pillars (where required) is included in the Mineral Resource estimates.

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          Blocks within voids have their grades set to zero and their densities adjusted to reflect whether they are empty or filled. A density of
          2.79 tm /m3 is used for rock and 1.54tm/m(3) is used for hydraulically filled voids.

          AMEC believes that the mineralized solids supplied are adequate and acceptable for resource estimation.

17.4.2    EXPLORATORY DATA ANALYSIS (EDA)

          A combination of the Placer Dome proprietary OP software and the Vulcan software marketed by Maptek was used to analyze the composite data sets within a hard boundary for the mineralized domains. Box plots, histograms, probability plots and primary geostatistics were generated for clustered and declustered composite data sets. AMEC has hard copies of EDA for sed_5 min_3 domain for the model being reviewed. AMEC is familiar with the methodologies used at PJV for resource modeling and therefore is adequately satisfied with the process of analyzing the drill hole data.

17.4.3    COMPOSITING

          A composite file was supplied to AMEC that was used for the estimation of the UG_SED5 block model. There were a total of 3808 composites in the data set. The drill hole database was composited to run 5 (five) foot composites (~1.5 m). In the composite file, all null values were replaced with a background value of 0.250 dwt/tn (pennyweight/short tonne), which converts to 0.429 gpt Au. Block grades are estimated using 1.5 m long drill hole composites that are constrained by the geologically defined hard boundaries (mineralized envelopes) of the zones.

          AMEC believes that the compositing for Dome underground is adequate for resource estimation.

17.4.4    GRADE CAPPING

          The trimming grade is selected by evaluating the population distribution of the drill hole composites through a combination of probability plots, coefficient of variation plots, and the percentage of contained metal in sample ranges. Grade capping documentation (hard copies) was reviewed for domain sed_5 min_3 with the supplied composite data set. AMEC found that seven (7) composites had a maximum grade of 35 dwt/tn (60.000 g/t Au) for domain 3 (bound field in composite file), eleven (11) composites with a maximum grade of 30 dwt/tn (51.429 g/t Au) for domain 0 (bound field in composite file), and one (1) composite with a maximum grade of 28 dwt/tn (48.000 g/t
          Au) for domain 2 (bound field in composite file). There does not appear to be a capped grade for domain 1 in this data set.

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          AMEC assumes that the composites were capped at these grades, as the capped grades were not stated in the supplied documents.

17.4.5    SPATIAL DATA ANALYSIS

          Orthogonal variogram maps and a cube variogram model were generated by Dome Staff and geologically interpreted to establish variogram model directions. The nugget effect for the mineralized domains was estimated from down-hole variograms.

          AMEC has reviewed hard copies of the variograms for domain sed_5 min_3 in the supplied documents and believes that the variography completed by Dome Staff is acceptable for resource estimation purposes.

17.4.6    RESOURCE MODEL

          The current UG_sed5 resource model exists in Vulcan and has the following parameters, as seen in Table 17-14.

          TABLE 17-14: UG_SED5 BLOCK MODEL SETUP

                      Min (m)   Max (m)   Block Size (ft)   Min Block Size (ft)   Rotation (degrees)
          ------------------------------------------------------------------------------------------
          Easting      5,394     6,194           20                  5            Bearing = 055
          Northing     4,385     5,045           20                  5            Dip = 0
          Elevation    4,200     4,980           20                  5            Plunge = 0

17.4.7    INTERPOLATION METHODS

          Gold grades for the UG sed5 model were estimated using ordinary kriging through Vulcan software. Ordinary kriging accounts for the clustering of nearby samples and their distance and spatial orientation from the point being estimated.

          Historical muck sample data is recorded on linens stored in the Dome vault. This data is only used to evaluate the grade of ankerite veins and select quartz veins. These narrow veins lack diamond drill data and have been defined only through underground development. Only muck sample data is used on these veins due to the poor quality of the pre 1989 chip data. Since much of the development sampled consisted of level drifting at 2.7m widths, as opposed to mining widths of 1.8m, the muck data is considered to be conservative, as it includes a higher proportion of diluting wall rock.

          Computer assisted estimation methods are used primarily for the evaluation of Mineral Resources recoverable through bulk mining/long hole mining methods and vary by mineralized zone size and geometry. Larger zones (above 36,000t) are estimated in a 3-D block model with Ordinary Kriging. In addition, nearest neighbour and polygonal estimates are also completed to serve as a comparison. For smaller or narrow mineralization (less

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          than 8m) a de-clustered average of drill hole composites within the mineralized envelope is used. This approach is also used to estimate Inferred Mineral Resources where data density is low (SRK, 2003).

          AMEC believes the methods of block estimation are adequate and reasonable for public disclosure of resources at the Dome Mine.

17.4.8    RESOURCE CLASSIFICATION

          The resource classification at Dome underground mine is based upon data density.

          For resources based on block models (diamond drill data), 9 m (30 ft) sections backed by level and raise development to confirm continuity are classified as Measured, 9 m spacing for Indicated, and nominal 18 m (60 ft) section spacing is required for Inferred Resources.

          For resources based on chip/muck samples, an area of influence up to 9 m is classified as Measured, to 18 m for Indicated and to 27 m (90 ft) for Inferred. The large ranges are based on mining experience and continuity of quartz-ankerite veins.

          The database entries are filtered by cut-off grades for each of the different mining methods. The summation of the filtered entries constitutes the resource for the Dome underground.

          AMEC finds the resource classification to be adequate and acceptable for public disclosure of mineral resources to the CIM standards as incorporated by reference in NI43-101.

17.4.9    RESOURCE MODEL VALIDATION

          In validating a resource model, AMEC uses a nearest-neighbour (NN) model for comparison. PJV had also used a NN model for validation; an inverse distance (ID) model was also provided by PJV.

          Swath plots and Herco analysis were performed on a validation set from the Dome operation. The data set comprises an ordinary kriging field (which is the validated field), an NN field, and an ID field. The model used by the Dome mine is from Vulcan, with a free-blocking model which can sub-block at different distances in all directions. Block sizes range from 20 x 20 x 20 ft (6 x 6 x 6 m) to 5 x 5 x 5 ft (1.5 x
          1.5 x 1.5 m).

17.4.10   SWATH PLOTS

          Swath plot validation compares the grades from kriged, inverse-distance and nearest-neighbour models averaged in different directions. A geographically-unbiased kriged estimate has a swath close to the nearest-neighbour estimate's swath. The latter is equivalent to declustered composites. However, the nearest-neighbour estimate has a

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          greater variance and usually appears more erratic than the kriged-variable on a short-scale.

          Swath plots were created using the proprietary AMEC Fortran program SWATH2.EXE. Swath plots comparing the kriged, ID and NN models were plotted in east-west, north-south and vertical directions (using block model coordinates). The resulting curves for the kriged and ID models are almost identical, thus only the kriged and NN curves are shown in Figures 17-21, 17-22 and 17-23. The kriged and NN models agree quite well (most differences are within +/-5%), and no major spatial bias is observed.

17.4.11   HERCO VALIDATION AND GRADE-TONNAGE CURVES

          All linear interpolation methods cause some degree of smoothing in the final block model grade distribution relative to the composite grade distribution. This is caused in part due to the change of support in going from the grade distribution of composite-sized samples to the grade distribution of blocks. However, an excess of smoothing can result in incorrect production forecasts of tonnage and average grade. The smoothing excess is manifest on a block model grade-tonnage curve by higher predicted low-grade tonnage and lower predicted high-grade tonnage than in reality.

          Smoothing excess can be detected by comparing the kriged grade-tonnage curve against a Hermitian-correction (Herco)-adjusted NN grade-tonnage curve; the Herco-adjusted nearest-neighbour block model grade distribution is used as a proxy for reality. A gap

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-21: AU EAST-WEST SWATHS PLOTS DOME UG_SED5 MODEL

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-22: AU NORTH-SOUTH SWATHS PLOTS DOME UG_SED5 MODEL

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-23: AU ELEVATION SWATHS PLOTS DOME UG_SED5 MODEL

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          between those curves indicates the presence of excessive smoothing. In general, as the gap between curves increases, so does the smoothing of the kriged grades. If the smoothing is severe, it can usually be reduced by restricting the number of composites used in estimation or subdividing the deposit into domains with different average grades via deterministic methods, spatial domains or soft-firm-hard boundaries on lithology. Conversely, if the degree of smoothing is too low, the number of composites used in estimation and/or the size of the search neighbourhood should be increased.

          Block Dispersion Variance (BDV) is required to perform Herco validation. The BDV was estimated using the proprietary AMEC Fortran program SBKC500.EXE. Prior to running the program, the Placer variogram models had to be re-scaled to a unit sill. No correction factors were applied to the BDV. Since the kriged and NN models were estimated using the same composite data set, it is considered that no significant errors were introduced by this procedure.

          Herco validation was performed using the AMEC Fortran programs GTCOMP.EXE and HERCO04D.EXE. Since there are varying selective mining unit (SMU) sizes being used at the Dome mine, three SMUs of 20 x 20 x 20 ft, 10 x 10 x 10 ft and 5 x 5 x 5 ft (6 x 6 x 6 m; 3 x 3 x 3 m and 1.5 x 1.5 x 1.5 m respectively) were used in the BDV calculations and Herco validation. The grade-tonnage graphs and grade-above-cutoff for the SMU sets are shown in Figure 17-24, Figure 17-25 and Figure 17-26, respectively.

          The grade-tonnage curves show that the kriged model is too smoothed at a 5 x 5 x 5 ft SMU, not smooth enough at a 20 x 20 x 20 ft SMU, and fairly well smoothed at a 10 x 10 x10 ft SMU size.

          However, the difference between the Herco and kriged curves are relatively small for all SMU sizes (Figure 17-27), with overall differences within +/-5% for cut-off grades above 1.0 g/t Au, and differences within +/-3% for cut-off grades above 1.5 g/t Au (at a given cut-off). At the resource cut-off of 2.95 g/t Au for this model the difference is only +/-2% for the 10 x10 x 10 ft SMU, which is the most favourable of the three SMUs that are in use.

          On the other hand, the grade-above-cut-off curves show greater differences (Figure 17-28), ranging up to +/-30%. Overall, the bias in the estimated grades is considered conservative for the 10 x 10 x 10 ft SMU size, which is about 11% under estimated at the resource cutoff of 2.95 g/t. However, large (>20%) grade underestimation, such as that of the 5 x 5 x 5 ft and the 20 x 20 x 20 ft SMU sizes, decreases the use of such a model for planning purposes.

          In summary, the estimated tonnage (at a given cutoff grade) is estimated within reasonable tolerances at all SMU sizes. However, average grades above cutoff are over estimated at SMU sizes greater than 10 x 10 x 10 ft, and underestimated for smaller SMUs. The degree of grade underestimation for SMU sizes smaller than 10 x 10 x 10 ft may be unacceptable

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          for planning purposes. The 10 x 10 x 10 ft SMU is the most appropriate choice based on the current information.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-24: AU HERCO (5 X 5 X 5 FT OR 1.5 X 1.5 X 1.5 M SMU)

               [GOLD GRADE - TONNAGE CURVE FOR DOME APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-25: AU HERCO (10 X 10 X 10 FT OR 3 X 3 X 3 M (SMU)

               [GOLD GRADE - TONNAGE CURVE FOR DOME APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-26: AU HERCO (20 X 20 X 20 FT OR 6 X 6 X 6 M SMU)

               [GOLD GRADE - TONNAGE CURVE FOR DOME APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 17-27: DIFFERENCE IN TONNAGE BY CUT-OFF GRADE AND SMU SIZES
                        (SMU SIZE IN FEET)

                              [CHART APPEARS HERE]

          FIGURE 17-28: DIFFERENCE IN GRADE-ABOVE-CUTOFF BY SMU SIZE (SMU SIZE
                        IN FEET)

                              [CHART APPEARS HERE]

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

17.4.12   DOME MINE CONCLUSIONS

          The model validation work performed by AMEC suggests that the UG sed5 model is underestimated when comparing the kriged model to the nearest neighbour model. AMEC recommends that sensitivity work be performed on cutting stats and the minimum-maximum samples used for populating resource blocks.

          The PJV resource and reserve statement for the Dome mine is calculated and reported in accordance with the CIM standards as incorporated by reference in NI43-101.

17.5      PJV SUMMARY

          AMEC has reviewed selected models from the PJV camp and believes that the methodologies used in the creation of the models are adequate and acceptable for public disclosure of a resource statement. Based on the review of the models, AMEC believes that PJV personnel have supplied the proper information for the conversion of resources to reserves and for the development of mine designs.

          The use of chip/mock samples for resource estimation is not a current industry standard, but their long historical use at the PJV Camp and the due diligence used to support their continued use deems them acceptable.

          The use of full vein width composites is not normally a best practice for resource estimation. AMEC recommends that PJV Staff perform a study of comparing full vein width composites to standard length composites and/or composites by lithology. This will aid in determining if any bias exists through weighting and/or across different lithologies.

          Generally, PJV Staff have used best practices when creating resource models at the respective mine sites. With the eventual elimination of polygonal-sectional estimation methods, PJV will be in a position to make future resource reviews and technical reports that reflect current industry standards.

          Of the three models audited, the Pamour Open Pit has the most significance in terms of tonnage towards the PJV combined resources. Accordingly, AMEC has focused the audit on this model. From the validation work performed, it appears that the overall model grades are conservative and that a sensitivity analysis should be undertaken to assess the current capped grades and the minimum-maximum samples used to populate resource blocks.

          AMEC believes that the complexity of the geology at Hoyle Pond requires more than simple polygonal and/or longitudinal estimation methods to fully evaluate the resources.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          AMEC also acknowledges that Goldcorp is progressively upgrading the resources with industry standard estimation techniques.

          For the Dome underground mine, the validation exercise showed that the 10 x 10 x 10 ft SMU size is the most appropriate for this model. The resource tonnes appear to be well estimated, but the grade above the resource cutoff of 2.95 g/t Au is about 11% underestimated. Dome Staff should perform a sensitivity analyses on capped grades and minimum-maximum samples to aid in reducing the underestimation.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

18.0      OTHER RELEVANT DATA AND INFORMATION

          The 2005 SBP outlines three scenarios for production at the Hoyle Pond
          Mine:

          o    A Base Case (with production until 2007)

          o    A Target Case (with production until 2012)

          o    An Optimistic Case (with production until 2019).

          AMEC has not audited the three cases presented in the SBP.

          Reconciliation between the reserves model prediction (WSS) and the mill measurements outlined some trends: generally, more tonnes were processed than predicted for the PJV mines, but less grade was recovered, for a net gain in metal. Selected 2005 year-end reconciliation information is shown in Table 18-1.

          TABLE 18-1: SELECTED 2005 YEAR-END RECONCILIATION INFORMATION: ACTUAL
                      AGAINST PREDICTED

                          TONNES   GRADE   METAL
          --------------------------------------
          Hoyle Pond       +58%     -10%    +42%
          Pamour-O/P       +25%     -21%     -1%
          Dome-O/P         +16%      -5%    +11%
          Total for PJV    +21%      -1%    +20%

          AMEC notes that reconciliation of grades is done by spreading the difference of the blended mill feed across the three ore sources. Unlike the Pamour or Dome ore, there has not been a batch of Hoyle Pond ore fed independently to the Dome mill.

          AMEC supports the analysis presented by PJV personnel during the site visit and recommends to further study the reconciliation process in order to clearly attribute the appropriate correction factors to the various ore sources.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

19.0      INTERPRETATION AND CONCLUSIONS

          AMEC has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of PJV's mining assets. The LoM Plans for the mining assets as provided to AMEC have been reviewed in detail for appropriateness, reasonableness and viability, including the existence of, and justification for, any departures from industry standards.

          AMEC feels that there are opportunities to reduce mining costs at Pamour by reviewing backfilling alternatives and associated pit phase designs. It has been brought to the attention of AMEC that PJV personnel are reviewing different staging and waste backfill options as mining (in its broad sense) experience is gained. Current mine plans are considered to be the result of industry standard engineering practices and are considered achievable.

          AMEC recommends reviewing the grade control program once more operating data has been accumulated. This would allow for changes to be implemented in future mining plans if necessary.

          Since the Dome mine re-started operations in the first quarter of 2006, historic data was used as a guideline for determining operating cash costs and productivities. AMEC considers that the resulting projections are reasonable.

          Determination of cut-off grades at the Dome mine does not follow industry standard practice as each stope must carry all direct (capital and operating) costs required to mine, which results in a variable cut-off grade; however, AMEC considers the approach appropriate for the current short mine life.

          The risks identified for the three operations include the following:

          o    Limited pool of skilled manpower

          o    Unplanned dilution is higher than planned

          o Environmental rehabilitation costs when re-assessed could increase the financial assurance with the Ministry of Northern Development and Mines.

          Additionally, production interruptions are likely to occur at the Dome mine due to the short mine life available to identify, evaluate and develop enough stopes.

          AMEC reviewed pertinent data from the PJV operations to obtain a sufficient level of understanding to assess the existing Mineral Resource and Mineral Reserve statement. AMEC's general conclusions from this review are as follows:

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          o The geology of the PJV operations is well understood and sound geological interpretations have been applied to develop the Mineral Resource and Mineral Reserves estimates. The highly skilled staff is using appropriate techniques to gather, store and utilize a large amount of detailed geological data.

          The database that forms the basis for the Mineral Resource and Mineral Reserve estimate consists of 224,843 drill holes totalling 5,930,634
          m. AMEC's validation exercises consisted of randomly selecting drill hole logs and comparing the collar location data, down-hole deviation data, geology and assay data against the respective plotted paper sections. No errors were found in this exercise. The database is further supported by an intensive QA/QC program, which incorporates inclusion of standard reference materials, blanks and duplicate samples.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

20.0      RECOMMENDATIONS

          AMEC offers several recommendations in light of reviewing the pertinent data from the PJV operations. AMEC offers the following recommendations:

          o AMEC recommends that PJV Lab staff investigate the potential causes for the poor precision results realized from the pulp rejects duplicate analysis.

          o AMEC recommends that the grade capping be investigated for all models, as the models that were audited have conservative grades as compared to validation models.

          o AMEC feels that there are opportunities for lower mining costs by reviewing backfilling alternatives and associated pit phase designs. AMEC acknowledges efforts from PJV personnel to continue this review. It may be beneficial to design haul roads in backfill in order to eliminate haul roads in the final pit wall. This would reduce the waste dumping requirement; however, it also could reduce the backfilling potential.

          o AMEC recommends undertaking reconciliation work on a stope-by-stope level to predict more accurate stope dilution factors than presently used in the economic forecast and LoM plan.

          o AMEC recommends to further study the reconciliation process in order to clearly attribute the appropriate correction factors to the various ore sources.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

21.0      REFERENCES

          Brisbin, D.I., 1997. Geological setting of gold deposits in the Porcupine Mining Camp, Timmins, Ontario; unpublished Ph.D. thesis, Queen's University, Kingston, Ontario, 523p.

          Goldcorp Inc. Webpage,
          www.goldcorp.com/gold_projects/porcupine/geology

          Lakeshore Gold Corporation Webpage,
          www.lsgold.com/explorationTimmins.html

          Melnik-Proud, N., 1992. The geology and ore controls in and around the McIntyre Mine at Timmins, Ontario, Canada; unpublished Ph.D. thesis, Queen's University, Kingston, Ontario, 353p.

          PJV Pamour Pit Expansion Feasibility Study, Volume 1 - Geology, 2003, 102p.

          Pressaco, R., ed., 1999. Special project: Timmins ore deposit descriptions; Ontario Geological Survey, Open File Report 5985, 222p.

          September 2003, PJV Pamour Final Pit Slope Design, Call & Nicholas, Inc., P.R. Pryor and A.A. Hernandez. (included in Pamour Pit Expansion Feasibility Study, Vol 2 - Mining, 2004)

          Internal Documents, 2003-2005. Various Documents and Spreadsheets.

          Henning, J., 2005. Mine Design Package Dome Underground Mine 2005 Update.

          Independent Technical Report of the Porcupine Joint Venture. SRK Consulting (Canada), Report No. 3CK005.01, March 2003.

          Report on Ore Reserves and Resources, Porcupine Joint Venture, December 31, 2005.

          Strategic Business Plan, Porcupine Joint Venture, June 2005.

          Internal Memorandum from Alf Hills, "2005 Reserve/Resource Price, Assumptions. December 2005.

          Mine Design Package, Pamour Open Pit, PJV, November 2005.

          Mine Design Package, Hoyle Pond Underground Mine, PJV, December 2005.

          Mine Design Package, Dome Underground Mine, PJV, December 2005.

          Pamour Pit Expansion Mine Closure Plan, AMEC Earth and Environmental, December 2003.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Comprehensive Study Report, Pamour Pit Expansion, February 2005.

          Amendments to the Closure Plan for the Hoyle Pond Mine, PJV, November 2002.

          Dilution and stability during mining of stopes 155549 and 257260, McKinnon Engineering Inc., November 2005.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

22.0      DATE AND SIGNATURE PAGE

          The undersigned prepared this technical report titled "Review of Porcupine Joint Venture Operations", dated August 28, 2006. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

          Signed,


          "signed and sealed"

          P. Rocque, P. Eng.    28 August, 2006   AMEC
                                                  2020 Winston Park Drive, Suite 700
                                                  Oakville Ontario, L6H 6X7
                                                  Canada
                                                  Tel (905) 829-5399
                                                  Fax (905) 829-3633


          "signed and sealed"

          S. Mah, P.  Eng.      28 August, 2006   AMEC Americas Limited
                                                  111 Dunsmuir Street, Suite 400
                                                  Vancouver, B.C. V6B 5W3
                                                  Canada
                                                  Tel (604) 664-4142
                                                  Fax (604) 664-3057


          "signed and sealed"

          G. Wilson, P. Eng.    28 August, 2006   AMEC
                                                  2020 Winston Park Drive, Suite 700
                                                  Oakville Ontario, L6H 6X7
                                                  Canada
                                                  Tel (905) 829-5399
                                                  Fax (905) 829-3633

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS



          "signed and sealed"

          R. Hamilton, P.Eng.   28 August, 2006   AMEC
                                                  2020 Winston Park Drive, Suite 700
                                                  Oakville Ontario, L6H 6X7
                                                  Canada
                                                  Tel (905) 829-5399
                                                  Fax (905) 829-3633


          "signed and sealed"

          R. Kilpatrick, P.     28 August, 2006   AMEC
          Geol                                    2020 Winston Park Drive, Suite 700
                                                  Oakville Ontario, L6H 6X7
                                                  Canada
                                                  Tel (905) 829-5399
                                                  Fax (905) 829-3633

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

          In order to bring focus and clarity to this report, the following sections are deemed common to all three operations:

          o    Market for the PJV's gold production (found in Section 23-4)

          o    Environmental considerations (found in Section 23-5)

          o    Taxes and royalties (found in Section 23-6)

          o    Financial analysis (found in Section 23-7).

23.1      PAMOUR OPEN PIT

23.1.1    MINING OPERATIONS

          The Pamour deposit was mined between 1936 and 1999, primarily as an underground operation. A decision was made to start the Pamour Open Pit based upon the results of a feasibility study completed in July 2004. The new pit will encompass the previously mined West, #2 and #3 pits. All mining of currently classified Mineral reserves will be conducted by open pit methods. The pit will be mined in four phases. Phases 1 and 2 are currently active, with Phases 3 and 4 to be mined successively. The pit phases are mined sequentially from west to east to facilitate an efficient and cost effective mining schedule. The 2004 feasibility study base case included three phases within a very similar final pit design. The primary difference appears to be the current phases 2 and 3 approximately replacing the phase 2 in the feasibility study. The approximate current mining phase locations are displayed in Figure 23-1.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 23-1: PAMOUR FINAL PIT DESIGN DISPLAYING PHASE LOCATIONS

                              [CHART APPEARS HERE]

          Mining is accomplished with a typical drill, blast, load and haul cycle. All material will require drilling and blasting except alluvial materials near surface, tailings and waste dumps. All mining parameters are based upon the assumption that ore will be transported to the existing Dome mill with trucks. Ore will be blended with the other underground ore sources within the PJV prior to processing.

          The materials mined throughout the mine life have been classified according to six main material types:

          o    Tailings      - waste only
          o    Overburden    - waste only
          o    Waste Dump    - waste only
          o    Greywackes    - ore and waste
          o    Conglomerates - ore and waste
          o    Volcanics     - ore and waste

          Pit slopes are dependent on rock type. The organic and glacial till materials contain clays, behave geomechanically as soils, and the wall slopes in these materials will be shallow in the range of 18 DEG., or 3H:1V. The orebody is overlaid by up to 30 m of these barren waste sediments. In September 2003, Call & Nicholas, Inc. (CNI) produced a report that is the source for the rock slope design criteria. The fresh rock is very competent and it has been estimated to be able to maintain 70-75 DEG. bench face angles with controlled pre-split and

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          buffer blasting along the final walls. The pit has been divided into 26 design sectors. Inter-ramp design angles vary between 48 DEG. and 55 DEG.. These design sector LOCATIONs are displayed in Figure 23-2.

          FIGURE 23-2: PAMOUR PIT DESIGN SECTORS. INTER-RAMP ANGLES SHOWN ARE
                       FOR 18 M BENCH HEIGHT (CNI, 2003)

                              [CHART APPEARS HERE]

          The active working face heights are multiples of 9 m, typically three 9 m benches between catchment berms. The reference crest elevation is 3,340m, the present topographic elevation near the phase 1 ramp starting point. The catchment berms are 10 m (triple bench) in width and face angles are dependent upon structural domain and recommended wall stability requirements. In addition, the portions of design strings within filled stopes are assigned a batter angle of 38 DEG. AND NO berm width to model angle of repose mining through the filled stopes.

          CNI also performed analysis of the likelihood of overall slope failure. It was not concluded that there would be a significant risk of overall slope failure. Potential slope stability risks were identified that could pose a threat if changes in pore pressures, material properties or location of underground workings were encountered. AMEC agrees with the CNI conclusions.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          The four pit phases were designed from maximum value pit shells generated using a Lerchs-Grossmann pit optimization program (Whittle Four-X) and smoothed using Vulcan. The pit optimization was based on the profitability of the in-situ blocks and on the ability of groups of blocks of ore to cover the cost of stripping the overlaying waste to access the ore blocks. The pit optimization for the December 31, 2005 reserve statement used a base mining cost of 1.395 $/t along with a cost increment of $0.018 per 9m bench. This base mining cost is significantly higher than the 1.06 $/t from the 2004 feasibility study.

          AMEC agrees that the updated costs better reflect higher costs for consumables, tires, explosives, etc.

          Smoothing the pit designs involved redefining the optimized pit shells to provide equipment access and to ensure that slopes were designed in accordance with the recommended slope angles. Pit ramps are be designed at 26.5 m width and 10% grade to accommodate Cat 785 haul trucks. Narrower 13.25 m wide roads will be designed at up to 12% near the phase bottoms to maximize extraction.

          Existing underground workings will also have an effect upon bench mining and final walls. PJV personnel have reviewed historic mine sections to verify that all stopes impacting final walls were identified. Special procedures for open pit mining safely through old underground workings have been developed and successfully implemented at the Dome pit. These procedures are incorporated in an internal PJV document called "Standard Procedures for Working Around Underground Openings". The following two paragraphs are extracted from another internal document called "Mine Design Package - Pamour Pit" as an appropriate summary of special procedures available. There appeared to be no significant issues with water inflow.

          "Specially designed drilling and blasting layouts are employed to mine sills and crown pillars above stope voids. Depending on the volume of the void, solid working surfaces for the trucks and shovels are created either by backfilling with rock via drop raise from surface, or by blast-caving a calculated volume of sill or crown pillar into the void. In some cases, mined-out stopes may have already been backfilled by underground crews prior to closure. Often, specially designed long probe holes are drilled to determine the profile of the void and the amount of fill still required to fill it. Just as often, such probe holes are drilled after blasting to confirm that voids have been filled. Before implementation, the special drilling and blasting layouts are developed and reviewed with consultation and approvals from senior underground, open pit, engineering and geology staff. Hands-on training in producing these specialized mining layouts is provided under close supervision by experienced planners.

          Drillers, shovel operators and their foremen have been provided with specific training to ensure full understanding of the concepts, practices, procedures, information packages provided, field control and safeguards pertaining to their key roles in mining safely through underground workings."

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Project No.: 152236                 Page 23-4                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          AMEC concurs that the open pit mining method, design parameters and additional measures to work around previous underground workings are appropriate.

          WASTE DUMPS

          Overburden is to be placed on an existing waste dump to the northeast of the planned pit. These overburden stockpiles will be later used for reclamation.

          The waste rock from the open pit is not considered acid generating. During the 2004 Pamour Pit Expansion feasibility study, no materials were identified that would require isolation within the waste dump to stop further oxidation. There is still potentially a risk associated with acid generation, but it is considered low by PJV staff.

          In the 2004 Pamour Pit Expansion Feasibility Study, two waste dumps were initially designed for the Pamour Pit Expansion, both of which are confined within the PJV lease. These are designated the #2 Dump
          (West), which is located above and surrounding the Pamour #2 Tailings Dam, and the East Dump, which is located to the east of Three Nations Lake. Both waste dumps were originally designed using 25 DEG. slopes, 30 m construction lifts and an overall slope of 5:1 horizontal to vertical.

          The initial #2 main waste rock (West) dump was designed to encapsulate the #2 dam and associated tailings. This site was selected because it facilitates a short waste haul and provides the opportunity to progressively rehabilitate the tailings dam. The #2 dump was scheduled to receive approximately 88 million tonnes of waste rock in the 2004 feasibility study. Piezometers and visual assessments will be used to monitor stability. More recent studies have determined that the T2 tailings would not support a dump of this size, so the design for the West Dump was modified as more of a ring dump around the T2 tailings. The North Dump was designed to take up material that could no longer be placed on the top of T2. The nominal capacity of the North Dump is
          15.5 million cubic metres. The North dump waste heading was established as to mitigation of the risk of failure at the West dump as its foundations were built. Changes to the Ontario Northland Railway crossing are currently being considered so that haul truck traffic may resume in 2006.

          The East dump is to be located south of the #2 Pit and east of the Three Nations Lake. The East dump was scheduled to receive approximately 50 million tonnes of waste rock in the 2004 feasibility study. This material would be from the final phase of mining.

          Some waste rock will also be used for backfilling underground workings. Rock dumps will be contoured and revegetated on an ongoing basis as part of normal open pit operations.

          AMEC feels that there is a significant opportunity to increase the amount of pit backfilling while mining the third and fourth pit phases and endorses PJV's decision to plan this for phase 4. Long narrow pits typically present these opportunities and also the ability to place haul roads in the backfill rather than in final walls.

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Project No.: 152236                 Page 23-5                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          STOCKPILES

          Ore from the Pamour pit will be transported to the Dome mill for processing. A stockpile will be developed east of the West rock dump for medium grade material. Once additional stockpiling areas become available, it is anticipated to create a low grade and a mineralized material stockpiles. All these materials will be processed once mining is complete.

          EQUIPMENT

          The current major equipment list of the Pamour open pit is listed in Table 23-1. The bulk of the mining equipment fleet has been transferred directly from the Dome open pit, which ceased operations at the end of 2005.

          TABLE 23-1: OPEN PIT MINING EQUIPMENT

          Type of Equipment       Make/Model          Quantity   Status   Year of Purchase
          --------------------------------------------------------------------------------
          Haul Trucks             Caterpillar 785C         1     owned    2004
                                                                          1994(5), 1995(1)
                                  Caterpillar 785B        13     owned    1996(7)
          Electric Cable Shovel   P&H 2300XPB              1     owned    1994
          Loaders                 Caterpillar 994D         1     owned    2004
                                  Caterpillar 992G         1     owned    2002
                                  Caterpillar 992D         2     owned    1994, 1996
          Production Drills       Driltech D90KS           1     owned    1994
                                  Driltech D45KS           2     owned    2004
                                  Cubex QXR920             1     owned    2003
          Graders                 Caterpillar 16G          2     owned    1994, 1995
                                  Caterpillar 16H          2     owned    2004, 2005
          Dozers                  Caterpillar D10T         1     owned    2005
                                  Caterpillar D9R          1     owned    1995
                                  Caterpillar D9N          1     owned    1994
          Excavators              Caterpillar 350L         1     owned    2000
                                  Caterpillar 385BL        1     owned    2004
          Water Truck             Caterpillar 777B         2     owned    1994

          The Caterpillar MineStar (mine automation) system has been installed on various types of mine equipment. This system includes the installation of radio links and GPS tracking devices on the individual equipment. When operational, it will allow for real-time communication of truck dispatch assignments, drill plans, ore control limits and online monitoring of machine health. In the meantime, PJV is looking at remote downloading of VIMS information at way points.

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Project No.: 152236                Page 23-6                         [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          The primary haulage fleet consists of 14 CAT 785 trucks. Only one additional truck was purchased to supplement the previous Dome fleet.

          Ore and waste loading will be handled by the P&H 2300XPB shovel and the CAT 994 loader. The CAT 992 loaders will be used as spare and supplemental loaders. Overall utilization of the loading fleet is expected to be relatively low as the schedule is truck limited.

          Waste patterns will be drilled by a Driltech D90KS (41t rotary) drill while ore, ramp and wall shots and some waste (particularly the waste adjacent to expected ore and as the pit gets smaller) will be drilled by two smaller Driltech D45KS (27t rotary) drills. A Cubex QXR920 drill will be used to drill holes for pre-shear, cable bolts and drainage.

          The small excavators are used for scaling the highwalls to ensure safe working conditions, digging (385) and rock breaking.

          AMEC feels that the selected fleet is appropriate for mining in the Pamour open pit. Continued use of existing personnel and equipment will also benefit the PJV with regards to operator training.

          PRODUCTION PLAN AND SCHEDULE

          Schedules are based upon a combination of historical performance achieved from the Dome open pit operation and anticipated new conditions which will be present during Pamour open pit mining. According to the 2005 SBP (Base Case), the Pamour open pit was scheduled to be in production from 2005 until 2012 (refer to Table 23-2). A total of 51.7 million tonnes of ore and 206 million tonnes of waste are to be mined during the mine life. Since the mill current maximum feed rate is 4.2 Mt/y, not all of the ore mined from the Pamour pits will be processed in the same year (the rest will be stockpiled for processing at a future date).

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Project No.: 152236                Page 23-7                         [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-2: PAMOUR OPEN PIT MINING SCHEDULE (SBP 2005 BASE CASE)

Unit             2005        2006        2007        2008        2009        2010        2011        2012        Total
-------------------------------------------------------------------------------------------------------------------------
Ore Tonnes     2,835,501   5,104,239   4,786,047   8,640,993   9,430,958   6,793,740   5,654,779   8,488,501   51,734,759
Grade (g/t)         1.62        1.45        1.43        1.35        1.41        1.43        1.46        1.40         1.42
Au Ounces        147,546     237,951     220,001     374,463     426,275     313,158     264,630     380,825    2,364,849
Recovery            90.9%       90.4%       91.3%       90.5%       90.1%       90.2%       90.4%       89.8%        90.3%
Recovered Au     134,090     215,111     200,968     338,771     384,076     282,401     239,225     341,860    2,136,502
Ounces
Dilution               5%          5%          5%          5%          5%          5%          5%          5%           0%
Waste Tonnes  18,061,260  34,515,098  24,885,943  29,821,639  19,691,220  30,696,504  28,989,272  19,778,910  206,439,846

          MANPOWER

          A potential risk is the unavailability of skilled manpower. While the Dome open pit mine completion has made available the transfer of many employees to Pamour, it will be difficult to replace or add equipment operators as the market for skilled operators is expected to remain very competitive in the near future.

          Mine operations labour force at the Pamour open pit mine currently stands at 88 hourly and seven staff. Pit operators are scheduled 24 hours per day, seven days per week and 365 days per year.

23.1.2    GOLD RECOVERY

          The average process plant recovery used for the Pamour open pit is 90.63% for the 2005 year-end reserves. Processing recoveries were based on the work performed for the 2004 Pamour Pit Expansion Feasibility Study. This study derived grade-dependant recovery relationships for the three main rock types at Pamour: volcanics, greywacke/slates and conglomerates.

23.1.3    RESERVE ESTIMATE

          BREAKEVEN CUT-OFF GRADE

          A breakeven cut-off grade (BECOG) of 0.77 g/t and 0.73 g/t has been used for the 2005 Year-end reserves and resources respectively. An operating cost of 11.50 $/t and an average milling recovery of 90.63% were used to calculate the BECOG. This operating cost applies to the low grade stockpiles which will be processed at the end of mine life. It includes a stockpile re-handling cost of 1.73 $/t, a G&A cost of
          1.90 $/t and a Pamour ore specific milling cost of 7.87 $/t.

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Project No.: 152236                Page 23-8                         [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          AMEC independently calculated the above reserve cut-off grade and finds it to be correct for the stated conditions.

          MINING EXTRACTION AND ORE LOSSES

          A mining extraction of 97.5% has been assumed in the 2005 reserve and resource values. The ore loss is built into the optimization and scheduling process where the isolated ore blocks report to the waste pile.

          AMEC considers these assumptions to be valid for the mining method and equipment being used.

          MINING DILUTION

          A mining dilution of 5% has been assumed in the 2005 reserve and resource values. AMEC feels that this is a typical value used by many open pit operations. However, the block model grades were estimated at smaller block sizes (6m x 6m x 6m) than the final resource model (6m x 6m x 9m). There is an inherent risk of increased grade variability which may lower actual realized gold grades due to increased waste being sent to the mill.

          AMEC recommends reviewing the grade control reconciliation as more production data is available to ensure that dilution and estimation smoothing are suitable for the current mining methods and equipment. PJV is now using 9 m x 9 m x 9 m SMU in on-going reconciliation model. AMEC endorses this change.

          RESERVE AND MINE PLAN TONNAGE

          The reserves for the Pamour mine are shown in Table 23-3.

          TABLE 23-3: MINERAL RESERVE STATEMENT (DECEMBER 31, 2005)

          Pamour Open Pit      Tonnage (t)  Grade  Contained Metal  Contained
                                            (g/t)        (oz)       Metal (kg)
          --------------------------------------------------------------------
          Proven                 6,119,163  1.502       295,508      9,191.34
          Probable              39,230,881  1.404     1,770,868     55,080.16
          Proven and Probable   45,350,044  1.417     2,066,376     64,271.50

          Additionally, Goldcorp-PJV states that the following stockpiled reserves exist at the Pamour mine (see Table 23-4). These reserves have not been reviewed by AMEC.

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Project No.: 152236                Page 23-9                         [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

                 TABLE 23-4: PAMOUR STOCKPILES MINERAL RESERVES

                   Proven                          Probable
                  Tonnage  Grade   Metal Content    Tonnage  Grade  Metal Content
---------------------------------------------------------------------------------
                    (t)            (oz)    (kg)       (t)           (oz)   (kg)
---------------------------------------------------------------------------------
Stockpiles Total  626,622  1.022  20,598  640.670      0       0     0      0
---------------------------------------------------------------------------------

23.1.4    CAPITAL COST ESTIMATE

          The majority of the capital cost items associated with the Pamour pit expansion have already occurred.

          AMEC has reviewed the capital costs in the SBP 2005 report and finds them to be reasonable.

23.1.5    OPERATING COST ESTIMATE

          An increase in mining cost can be attributed to several factors when compared to historical Dome (open-pit) costs. The most significant of these are the 13 km ore haul to Dome (where the mill is located) and the increasing age of the mining fleet. Due to the increased hardness of Pamour versus Dome rock types, the costs for items that will be affected by this (Ground Engaging Tools (GET), truck boxes, drill bits, etc.) have also been increased.

          Dyno Nobel is the onsite contractor and provides all loading and blasting activities. They are under contract until 2007. Toromont Caterpillar provides all maintenance support for the 994 loader, D10 dozer, 385 excavator and two graders (the rest of the equipment is maintained in house by Assets Management). These contracts allow the PJV to use accurate forecasts for the blasting and maintenance activities.

23.1.6    MINE LIFE

          According to the 2005 SBP, the Pamour open pit is scheduled to operate until 2012.

23.1.7    EXPLORATION POTENTIAL

          Exploration targets have been identified to the immediate north of the Pamour Pit and to the west. Drilling has been completed on the northern targets, and a resource model completed. AMEC has not reviewed that exploration model. Hallnor #5 pit area and Pamour North Contact also show exploration potential.

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Project No.: 152236                Page 23-10                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

23.2      HOYLE POND

          The major change that occurred between the previous technical report and this updated version is the commissioning of the Winze on 655 Level providing access to deeper zones for exploration and ore extraction.

23.2.1    MINING OPERATIONS

          Access to the underground workings is by means of two ramps, one at either end of the ore body and a four-compartment shaft. The ramps extend 700 m below surface and the deepest mining horizon from the shaft is at 720 m. An automated winze was commissioned in October 2005. The control room, located at the top of the winze on 655 Level, was visited and the hoist was activated to confirm functionality (see Figures 23-3 and 23-4).

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Project No.: 152236                Page 23-11                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 23-3: VIEW OF HOIST INSTALLATIONS ON 655 LEVEL

                             [GRAPHIC APPEARS HERE]

          FIGURE 23-4: VIEW OF THE AUTOMATED CONTROL ROOM FOR THE WINZE HOIST

                             [GRAPHIC APPEARS HERE]

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Project No.: 152236                Page 23-12                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          An updated longitudinal section of the mine is presented in Figure
          23-5.

          FIGURE 23-5: UPDATED LONGITUDINAL SECTION OF HOYLE POND MINE

                               [MAP APPEARS HERE]

          DEVELOPMENT

          2-boom Gardner Denver jumbos and 1-boom Atlas Copco jumbo are used to drive development headings in waste. Ramp headings are excavated 4 m high x 4.5 m wide. Haulage headings are driven 3 m high x 3 m wide. Grouted rebars (1.8 m) are installed on a 1.2 m x 1.2 m pattern on both back and walls. Auxiliary ventilation to the faces is supplied through 0.9 m flexible ducting. Depending on the heading width, either 6yd(3) or 2yd(3) LHD (scooptrams) are used for muck removal. Ramps are designed to provide level and sub-level access for draw point mucking, production longhole drilling and exploration diamond drilling.

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Project No.: 152236                Page 23-13                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          MINING METHODS

          The Hoyle Pond mine hosts a variety of ore shapes. In order to maximize the stoping efficiency, numerous stoping methods are used.

          Conventional cut and fill, shrinkage and panel mining methods are typically employed by the PJV to excavate the narrower gold bearing vein structures. Each of the preceding mining methods is used to extract vein structures with vertical and/or near horizontal attitudes. Veins mined by these methods typically range from 0.20 meters to 2.0 meters thick and are usually higher grade material. Mucking is accomplished using appropriately sized slushers.

          Longhole methods with paste backfilling are used in wider stoping areas. Longhole levels are advanced at 60 meter intervals with sub levels at a 20 m interval. Haulage drifts are driven in the footwall about 12 meters offset from the ore zone. Backfilling methods were traditionally a combination of rock fill and cemented slag but these methods have been replaced with high quality paste backfill delivered through holes from surface and distributed with a network of underground piping.

          A break down of mining method currently used and forecast to be used is shown in Figure 23-6.

          FIGURE 23-6: 2007 PRODUCTION DISTRIBUTION BY MINING METHOD

                              [CHART APPEARS HERE]

          The following Figures 23-7 and 23-8 show a layout and associated picture of a Cut and Fill stope that was visited in June 2006. AMEC appreciates the complex and erratic nature of the ore deposit.

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Project No.: 152236                Page 23-14                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 23-7: PASTE CUT AND FILL STOPE LAYOUT

                               [MAP APPEARS HERE]

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Project No.: 152236                Page 23-15                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 23-8: VIEW FROM INSIDE THE STOPE

                             [GRAPHIC APPEARS HERE]

          GROUND SUPPORT

          Ground support is maintained using a regular 1.2 m x 1.2 m pattern of mechanical and/or grouted rebar rock bolts. Swellex and Split Set friction stabilizers, with shotcrete, are used whenever localized ground conditions warrant additional support. Preliminary support design is based on established empirical RMR and Q' approaches. Numerical modelling is used to further refine the support design, taking into account mining-induced stress variation and the potential for wedge instability. AMEC finds this approach reasonable.

          VENTILATION

          Ventilation is upcast through a large raise over the 1060 ore zone. However, a modified ventilation system will be required to develop to the east. Ventilation was adequate in the areas visited.

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Project No.: 152236                Page 23-16                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          LONGHOLE DRILLING AND BLASTING

          Production holes are drilled down between sub-levels using the following patterns:

          o For widths greater than 4.5 m: 2.5" dia. hole on a 1.5 x 1.5 m pattern.

          o For widths between 1.5 and 3 m: 2.125" dia. hole on a 1 x 1 m pattern.

          o    For widths less than 1.5 m: 2.125" dia. hole on a 1.5 m dice or
               1.2 m dice pattern.

          Longhole are pneumatically loaded with emulsion. The wall holes are also traced with a 7/8" detonating cord and a stemming plug; specialty products from wall trim blasting may be used where conditions warrant it. All delays in narrow areas are of the EZ-Drifters 100/3800 type. In wide areas, EZ-Det 25/700 delays are used. Production holes are double primed with 1/3 lbs boosters.

          MUCKING

          Production mucking is carried out using 2.5 yd(3), 3.5 yd(3) and 6 yd(3) LHDs. Some scooptrams are equipped with remote controls, which provide a safe working procedure to empty the stopes.

          EQUIPMENT LIST

          The list of equipment used at Hoyle Pond is found in Table 23-5. While most of the equipment was not seen operating during the site visit, AMEC does not expect production to be constrained by equipment availability based on history at the Hoyle Pond mine.

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Project No.: 152236                Page 23-17                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-5: HOYLE POND EQUIPMENT LIST

           SURFACE SERVICE EQUIPMENT     UNIT    ACQUISITION DATE       REBUILD DATE      CURRENT HOUR METER
          ---------------------------------------------------------------------------------------------------
          Cat IT28F Loader              TL101      June 15, 2002                                 19847
          Manitou Forklift (shaft)      TL102     October 5, 2001                                 4673
          Cat IT28 Loader               TL100     October 5, 1998                                34372
          Cat Dozer D4B                 TL117      July 2, 2001
          Cat Excavator EL200B          TL118      July 2, 2001
          Cat Loader 980G               TL119      March 3, 2006
          440 Shop Forklift             TL131      July 1, 2002                                   2129
          720 Forklift                  TL132     April 16, 2004                                   732
          Totals

          TRUCKS
          MT 413 TRUCK                    411     January 4, 1999                                 3980
          EJC430 TRUCK                    421      June 1, 1990         June 24, 2003             8193
          EJC430 TRUCK                    422      June 1, 1996                                  30424
          EJC430 TRUCK                    423     August 9, 1996     September 22, 2004           4940
          EJC413 TRUCK                    425     January 4, 1999                                  635
          EJC430 TRUCK                    426    December 11, 1996      April 1, 2004             7102
          EJC430 TRUCK                    427      June 1, 1990                                   7963
          Totals                            7

          SCOOPS
          EJC 65D SCOOP                   509      June 10, 2003                                  4388
          EJC 65D SCOOP                   510      May 16, 2003                                   5734
          EJC 65D SCOOP                   511     April 28, 2003                                   209
          EJC 61D SCOOP (REMOTE)          512     April 14, 1999                                  7129
          EJC 61D SCOOP                   513    November 28, 1997                                4147
          EJC 61D SCOOP                   514    November 28, 1997                                9813
          EJC 61D SCOOP                   516     April 14, 1999                                  7166
          EJC 61D SCOOP                   518    February 22, 1996                                8188
          EJC 61E (ELECTRIC)              520    February 22, 2002                                1899
          EJC 61E (ELECTRIC)              521    February 22, 2002                                2588
          Totals                           11

          EJC 100 SCOOP Rammer Jammer     523    December 11, 1996                               10657
          EJC 100D SCOOP Rock Breaker     524    December 11, 1996                                7626
          EJC 100D SCOOP (REMOTE)         526     March 11, 1996                                  8872
          EJC 100D SCOOP                  529    December 11, 1996                               17457
          EJC 115 SCOOP (REMOTE)          532    November 15, 2001    February 23, 2005           4199
          EJC 116 SCOOP (REMOTE)          533      April 2, 2002         May 1, 2005              2096
          EJC 116 SCOOP (REMOTE)          534      July 4, 2002       November 5, 2005            2535
          Totals                            7

          EJC 130D SCOOP                  536    February 29, 1996                                7025
          EJC 130D SCOOP                  537    February 27, 1997       July, 2006              24625
          EJC 130D SCOOP (REMOTE)         538      June 1, 1999                                  11871
          EJC 130D SCOOP (REMOTE)         539      March 1, 2001                                 11169
          EJC 145 SCOOP (REMOTE)          541      March 1, 2001                                  8324
          Totals                            5

          EJC 210DC SCOOP (REMOTE)        561      June 1, 1996         June 15, 2002             3805
          EJC 210DC SCOOP                 562    December 11, 1996      July 7, 2003              8674
          EJC 210D SCOOP (REMOTE)         563      June 11, 1997      November 12, 2005           1215
          EJC 210DC SCOOP (REMOTE)        565    December 11, 1996      August, 2006              3283
          EJC 210DC SCOOP                 566    December 11, 1996                               12463
          Totals                            5

          DRILLS
          MK 35 GARDNER DENVER            203      June 11, 1989                                  1223
          Drill 1, LHS MK 35 HE-PS      tdr204     June 11, 1989                                   319
          Drill 1, LHS H205D Tamrock    tdr206     June 11, 1989        October, 2006              348
          Drill 1, H104 Atlas Copco       207      April 9, 2003                                  1155
          H104 ATLAS COPCO DRILL          208      May 23, 2003                                   2403
          H104 ATLAS COPCO DRILL          209    January 20, 2004                                  353
          H104 ATLAS COPCO DRILL          210    January 20, 2004                                  808
          totals                            7

          U/G SERVICE EQUIPMENT
          Mine Cat w/ Forks               624     October 5, 1998                                  823
          Mine Cat w/ Forks               625     October 5, 1998                                 2114
          Mine Cat w/ Forks               627     October 5, 1998                                 9690
          Mine Cat w/ Forks               628     October 5, 1998     October 24, 2005             579
          John Deere Grader UG            631     October 5, 1998                                 6787
          John Deere Service Tractor      632    February 15, 2002                                2093
          John Deere Service Tractor      633      March 5, 2002                                  1205
          John Deere Service Tractor      634     March 31, 2002                                  6103
          Scissor Lift                    640     October 5, 1998                                  764
          JC Flat Deck                    641     October 5, 1998                                12542
          Tamrock Scissor Lift            642     October 5, 1998                                 1681
          Scissor Lift                    643     October 5, 1998                                  310
          Cable Reeler                    646   September 27, 2001                                 682
          Marcotte Scissor Lift           647     April 13, 2002                                   538
          BTI Boom Truck                  648    December 20, 2003                                7603
          Mine Mule Electrical            656     August 17, 2001                                 2103
          Mine Mule Safety                657     January 1, 2002                                 1464
          Minecat man carrier             662      May 25, 2004                                   1916
          Scissor Lift/Crane              663     January 1, 1991                                  366
          Scissor Lift                    664      July 25, 1991                                    80
          Minecat PC108 electrical        665    December 29, 2005                                 428

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Project No.: 152236                Page 23-18                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          PRODUCTION FORECAST

          The 2005 SBP-Base Case scenario outlines a relatively short production forecast (see Table 23-6).

          TABLE 23-6: HOYLE POND PRODUCTION FORECAST-BASE CASE SCENARIO

                               2005      2006      2007
          ----------------------------------------------
          Ore Tonnes         402,624   237,347   150,000
          Grade (g/t)          11.98     17.00     27.00
          Ounces of Gold     155,121   129,725   130,194
          Recovery              91.6%     91.6%     91.6%
          Recovered Ounces   142,091   118,828   119,257
          Dilution                12%       12%       12%
          Waste Tonnes       124,634    78,527    44,850
          Manpower               225       200       170

          An alternative scenario described in the 2005 SBP is called "Target Case". PJV management is aggressively pursuing this production scenario instead of the Base Case scenario for the Hoyle Pond Mine. The production forecast is extended to 2012, as shown in Table 23-7.

          TABLE 23-7: HOYLE POND PRODUCTION FORECAST-TARGET CASE SCENARIO

                               2005      2006      2007      2008      2009      2010      2011      2012
          ------------------------------------------------------------------------------------------------
          Ore Tonnes         402,624   421,575   441,650   442,860   441,650   441,650   441,650   364,022
          Grade (g/t)          11.98     11.93     11.99     11.99     11.99     11.99     11.76     11.79
          Ounces of Gold     155,121   161,756   170,246   170,658   170,246   170,246   166,942   137,974
          Recovery              91.6%     91.6%     91.6%     91.6%     91.6%     91.6%     91.6%     91.6%
          Recovered Ounces   142,091   148,169   155,945   156,323   155,945   155,945   152,918   126,384
          Dilution                12%       12%       12%       12%       12%       12%       12%       12%
          Waste Tonnes       192,293   231,656   237,460   148,816   147,173   139,613   139,613   108,843
          Manpower               225       225       236       236       236       236       236       236

          Based on historical performance since the mine opened up, AMEC believes the current production forecast for the Target Case is achievable.

          MANPOWER

          Hoyle Pond underground workforce is not unionized and comprises 199 hourly employees. Staff is shared with the Pamour and Dome operations.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

23.2.2    GOLD RECOVERY

          The process plant recovery used for the Hoyle Pond ore is 93.6% in the 2006 budget. The calculated reconciled value for 2005 year-end was 93.9% and the corrected recovery was 93.3%.

23.2.3    RESERVES ESTIMATES

          CUT-OFF GRADE DETERMINATION

          Cut-off grades are calculated for each stope on a break-even basis. The reasons for the different cut-off grades are: different tails grade, different dilution grade and different mining widths for the Hoyle Pond ore bodies. A combined cut-off grade was calculated by PJV for Mineral Resource and Mineral Reserves:

          o    8.85 g/t for Mineral reserves

          o    7.87 g/t for Mineral resource

          Table 23-8 displays the various BECOG by mining method.

          TABLE 23-8: BREAK-EVEN CUT-OFF GRADES AT HOYLE POND BY MINING METHOD

          MINING METHOD               BECOG (G/T)
          ---------------------------------------
          Cut & Fill (conventional)       7.54
          Jumbo Mech.Cut & Fill           6.28
          Jackleg Mech. Cut & Fill        6.28
          Shrinkage                       6.58
          Longhole (20% Dilution)         5.87
          Pillar Recovery                11.81
          Panel                           6.88

          AMEC has independently calculated cut-off grades using parameters supplied by Goldcorp and find the results to be in accordance with the cut-off grades stated by PJV.

          Selected stope packages were reviewed on site and AMEC is satisfied that PJV cut-off grade determination is appropriate for the Hoyle Pond deposit.

          MINING EXTRACTION AND ORE LOSSES

          Stope extraction ratio and ore losses vary by mining method. AMEC has reviewed selected stope packages and is satisfied that the process used by PJV to estimate or calculate the extraction ratio and ore losses is appropriate for the Hoyle Pond deposit.

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Project No.: 152236                Page 23-20                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          MINING DILUTION

          Mining dilution is stated at 12% in the 2005 Strategic Business Plan. All dilution is based as a percent of the overall tonnage. Paste cut-and-fill and panel mining methods are all assigned 10% dilution by engineering. Mechanized cut-and-fill, longhole, and shrinkage stoping are assigned 20%. Exceptions may be made on an individual stope basis where a localized and detailed mining history is available.

          In AMEC's view, the 12% factor is an average and is relatively low when taking into account that approximately 40% of the stoping is performed using longhole mining. AMEC believes a higher dilution factor than 12% should be used for planning purposes. This factor would be calculated following a comprehensive review of the longhole stope volume reconciliation.

          RESERVES AND MINE PLAN TONNAGE

          Reserves are calculated using the following minimum width:

          o 1.2 m minimum mining width for shrinkage and paste cut-and-fill stopes

          o 1.5 m minimum mining width for shrink and paste cut-and-fill stopes on the B1 vein below the 900m level

          o 1.8 m minimum mining width for mechanized cut-and-fill, panel, and longhole methods.

          The appropriate tail grades are added to the above cut-off grades to establish mineable cut-off grades. Tail grades are listed in Table 23-9.

          TABLE 23-9: TAIL GRADES USED FOR HOYLE POND VARIOUS VEIN SYSTEMS

          Vein system          Calculated Tail Grades (g/t)
          -------------------------------------------------
          Hoyle Pond                        0.3
          7 veins                           0.5
          950 zone                          0.5
          B1 vein (+ B1S...)                1.5
          LP/UP type veins                  1.0
          A veins                           0.3
          UM veins                          0.3
          B3Q                               5.0
          S2                                0.5
          B2,B3                       1.0 - 4.0

          Mineral reserves as of December 31st, 2005 are as shown in Table 23-10 (using 400 U$/oz gold price and 0.77 exchange rate from Canadian to US currency).

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Project No.: 152236                Page 23-21                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-10: HOYLE POND UNDERGROUND MINERAL RESERVES

                  Proven                                   Probable
                  Tonnage    Grade      Metal Content      Tonnage     Grade       Metal Content
---------------------------------------------------------------------------------------------------
                  (t)                  (oz)      (kg)        (t)                 (oz)       (kg)
---------------------------------------------------------------------------------------------------
1060 EOD           43,475   15.616    21,827     678,911     38,144    9.596    11,768      366,010
1060 0-280         25,566   10.865     8,930     277,765      4,530    9.309     1,356       42,168
1060 WOD           87,656   19.498    54,949   1,709,120     81,464   16.632    43,562    1,354,930
1060 below 720      4,256   16.030     2,194      68,231     30,721   11.539    11,397      354,485
1060 BM results    93,367   16.078    48,262   1,501,126    539,514   19.591   339,816   10,569,466
7Vein              47,109   14.921    22,600     702,930     18,682   11.196     6,725      209,163
HP                 16,627   12.178     6,510     202,487     42,147   10.424    14,125      439,326
950 zone            4,635   12.533     1,868      58,097      9,341    6.681     2,007       62,411
---------------------------------------------------------------------------------------------------
Total             322,692   16.110   167,141   5,198,667    764,544   17.524   430,754   13,397,958
---------------------------------------------------------------------------------------------------

          AMEC has reviewed selected stope packages outlining the conversion of mineral resource to mineral reserves. AMEC finds the methodology used to be in agreement with industry standards; however, AMEC recommends determining more accurate stope dilution factors than the ones presently used in order to better forecast dilution in the stopes.

          Additionally, Goldcorp-PJV states that the following reserves exist in the Hoyle Pond Crown Pillar Pit (see Table 23-11). These reserves have not been reviewed by AMEC.

          TABLE 23-11: HOYLE POND CROWN PILLAR MINERAL RESERVES

                  Proven                                   Probable
                  Tonnage    Grade      Metal Content      Tonnage     Grade       Metal Content
---------------------------------------------------------------------------------------------------
                    (t)               (oz)        (kg)       (t)                 (oz)       (kg)
---------------------------------------------------------------------------------------------------
Crown Pillar
Total              25,270   11.248    9,138      284.224    257,740   10.433    86,456    2,689.088
---------------------------------------------------------------------------------------------------

23.2.4    CAPITAL AND OPERATING COST ESTIMATES

          CAPITAL COST ESTIMATE

          In 2005, capital expenditures at Hoyle Pond amounted to $15.8 million versus a budget of $14.7 million. The expenses were related to mine development (~$14.3 million) and equipment (~$1.5 million). For the PJV, the capital expenditures amounted to $59.8 million against a budget of $59.2 million.

          AMEC has reviewed the capital expenditures proposed in the 2005 SBP for Hoyle Pond and find the proposed expenditures reasonable.

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Project No.: 152236                Page 23-22                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          OPERATING COST ESTIMATE

          Operating cost ("Total Cash Cost") estimate for Hoyle Pond (2006) is
          106.58 $/t. The break down is listed in Table 23-12.

          A review of the 2005 SBP indicates a steady increase in the mine operation cost until its closure.

          AMEC agrees with the proposed structure cost and the associated increase over time.

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Project No.: 152236                Page 23-23                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-12: HOYLE POND OPERATING COST

          Area                                $Cdn/Tonne   Ex. Rate   $US/Tonne
          ---------------------------------   ----------   --------   ---------
          Mining Method (Average Pastefill included)

          Paste Cut & 11                          54.65
          Jumbo Mech. Cut & 11                    26.59
          Jackleg Mech. Cut & F1                  26.59
          Shrinkage                               33.17
          Longhole                                17.49
          Panel                                   41.88
          Filar Recovery                         126.44
          Ore Development                         56.57

          Average Direct Cost/Tonne               36.70
          Indirect Mining Costs
          Mine Services                           18.61
          Mine Overhead                            7.18
          Mine Management                          8.17
          Mine Allocation                         18.88
          ---------------------------------------------------------------------
          Direct Mining Costs                     79.40      0.77        61.14

          Engineering                              2.84
          Geology                                  4.73
          Milling                                  7.50
          Plant                                    5.67
          ---------------------------------------------------------------------
          Direct Production Costs                100.14      0.77        77.11

          Administration                           2.46
          Human Resources                          1.28
          Safety                                   1.58
          Security                                 0.59
          Management Fees                          0.00
          ---------------------------------------------------------------------
          Mine Administration Costs                5.91      0.77         4.55

          Royalties                                0.10
          Silver Sales                            -0.46
          Smelting & Refining                      0.45
          Current Environmental                    0.45
          ---------------------------------------------------------------------
          Indirect Production Costs                0.53      0.77         0.41
          ---------------------------------------------------------------------
          TOTAL CASH COSTS                       106.58      0.77        82.07
          ---------------------------------------------------------------------
          Depreciation & Depletion                27.08
          Closure & Reclaimation Provisions        1.58
          Other Closure Provisions                 1.12
          ---------------------------------------------------------------------
          TOTAL OPERATING COSTS                  136.35      0.77       104.99
          ---------------------------------------------------------------------

23.2.5    MINE LIFE

          EXPECTED MINE LIFE

          The 2005 SBP indicates that LoM for the Hoyle Pond deposit is difficult to predict and was typically limited to depleting known reserves, usually over a period of two to three years. History of the mine has demonstrated that new mineral resource is converted into mineral reserves at a rate that is sufficient to sustain the operation over a longer period than two to three years.

          The current Base Case scenario proposes an operation until 2012 (similar to the Target Case).

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Project No.: 152236                Page 23-24                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          AMEC agrees with the proposed Base Case scenario.

          EXPLORATION POTENTIAL

          Exploration targets have been identified by PJV personnel in the regional Timmins camp as well as within the Hoyle Pond deposit.

23.3      DOME MINE

23.3.1    MINING OPERATIONS

          The Dome underground mine stopped production abruptly in May 2004 after 94 years of continuous operation and production from the Dome open pit has been suspended since January 2006. Due to economics, the underground mine was put on care and maintenance thus leaving several thousand tons of broken inventory in the stopes.

          Since 2004, the price of gold has roughly doubled in value leading to a decision to re-open the Dome underground mine in February of 2006.

          The mine consists of 37 levels generally spaced at approximately a 45 m interval extending over 1,500 m (one mile) in depth. The main production and service shaft is the #8 shaft which extends 1,668 m in depth. The former #1, #2 and #3 shafts have been mined-through by the open pit operation and are no longer in service. The internal winzes annotated as #4, #5, #6 and #7 are currently used predominantly as secondary egress and ventilation airways (Figure 23-9).

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Project No.: 152236                Page 23-25                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 23-9: DOME MINE LONGITUDINAL SECTION (LOOKING EAST)

                               [MAP APPEARS HERE]

          Mining is predominantly by blasthole methods, such as longhole, that will provide approximately 100% of the tons produced in 2006. Development on ore is expected to be limited.

          The current mine plan is to recover the broken inventory left in five previously mined stopes. Four new stopes are planned within the periphery of the #8 shaft and associated infrastructure.

          AMEC understands that two more 'bulk zones' are pending approval from a recently submitted authorization for expenditure (AFE).

          GROUND CONDITIONS

          The vein contact is altered and is softer than the wall rock. Often the ankerite veins are associated with gouge slips parallel to the veins. The dominant joint set is parallel to the vein and the occurrence of flat joint sets may make the walls very slabby.

          ROCKMASS STRENGTH

          Based on the values presented in Table 23-13, classification of the rockmass observed at Dome mine ranges from 'poor' to 'fair' ratings.

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Project No.: 152236                Page 23-26                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-13: ROCK TYPE STRENGTH VALUES (AVERAGE LABORATORY RESULTS)

                Rock type       RMR76(Range; Average)   Intact Strength (MPa)
          -------------------------------------------------------------------
                 Slates         48-69; 58                        56
          Southern Greenstone   64                               69
             East Porphyry      51-77; 66                        42
           Southwest Porphyry   66                               42
              Conglomerate      53-69; 65                        66
               Greenstone       57-69; 64                        69
            Krist Fragmental    62                               45
              Diabase Dyke      74                               69
             Carbonate Rock     53-72; 66                        42

          ROCKMASS

          STRUCTURE

          Throughout the mine, three joint sets (dip/dip direction) are prominent in most of the rock types: parallel to the ore, sub-perpendicular to the ore and flat dipping.

          o    53 DEG. / 018 DEG. (north-south)

          o    65 DEG. / 340 DEG. (east-west)

          o    37 DEG. / 236 DEG. (flat jointing)

          Depending on the orientation of an excavation, these joint sets may form structural instability (i.e. minor wedges). Experience from the site indicates that these conditions for potential instabilities are normally identified in advance to enable the appropriate ground support measures to be implemented.

          STRESS

          In general, steeply dipping lenticular orebodies reveal an east-west trend at the mine. This suggests that the maximum horizontal compressive stress is aligned on-strike, while the minimum horizontal compressive stress acts perpendicular to the orebodies.

          Variations of horizontal and vertical stresses as a function of depth are within the range of data observed in deep hard rock mines in Northern Ontario.

          At Dome mine, stress induced failures are not as common largely due to a yielding rockmass.

          REPORTABLE FALLS OF GROUND

          For the years 1910-1940, there were no recorded ground instabilities. However, as required by the Occupational Health and Safety Act since 1990, incidents of ground

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Project No.: 152236                Page 23-27                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          instability (exceeding 50 tonnes) are now being reported. Figure 23-11 shows an increase in reportable falls of ground beginning in 1996.

          The most serious unusual occurrences were the fatalities that occurred in February 1989 (triple) and April 2002 (single).

          FIGURE 23-10: HISTORY OF UNUSUAL OCCURRENCES AT DOME MINE

               [CHART SHOWING FREQUENCY OF UNUSUAL OCCURRENCES AT
                    DOME MINE FROM 1940 - 2005 APPEARS HERE]

          AMEC has reviewed the data and finds there is no apparent trend with depth. Of the reportable incidents, the majority of the instability tend to range from 100-500 tons and occur predominantly in the longhole stopes. Upon re-opening the underground mine, AMEC does not expect this trend (i.e. one to two unusual occurrences per year) to change since backfill is not utilized as part of the primary mining method.

          ACCESS DEVELOPMENT AND MATERIALS HANDLING

          Access to the underground operation is through #8 shaft, with active stations covering from 8 level to 37 level. All personnel, equipment and materials are handled by this shaft. The 48 person cage is a modified version to handle long-loads secured onto Zimmerman cars (fully enclosed). Equipment is normally loaded into the main compartment on low-bed cars. As required, larger pieces can be suspended from a load beam beneath the cage.

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Project No.: 152236                Page 23-28                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Muck is moved through a separate ore and waste pass system, manually controlled by chains on six selected levels, for delivery to the double toggle jaw crusher (48" by 60", 200 hp) below 37 level. This crusher, designed for a throughput of 600 t/h, delivers minus 150 mm (6 inch) material to a storage bin (500 tons capacity). A small transfer conveyor (48" by 100") moves the material from the storage bin to a measuring pocket (approximately 15 tons). The entire skipping process is automated to produce at a rate of 250 t/h.

          The skips dump into a surface bin (1,500 tons capacity) that is emptied by the 101A conveyor located below on a ramp (800 level to surface). The conveyor transports the underground material over to surface for blending with open pit material before delivery to the mill.

          Secondary egress is made possible through a network of man-ways connecting each level to level, all the way up to the 101A conveyor ramp elevation.

          MINING

          The primary mining method used at Dome is longhole stoping. Variations of this method include sill pillar recovery or 'bulk zones' (large areas located adjacent to previously mined stopes).

          The typical mining cycle is described as follows:

          Development - The ore horizons are accessed from the main level via
          3.0 m wide x 2.4 m high drifts. Undercuts are developed slightly larger at 5.5 m wide by 2.7 m high. Narrow vein ore lenses are silled out (full ore width by 2.4 m high) to their full extents. Development ore is hauled to the orepass system. Development waste can either be stored on the level in abandoned drifts or skipped to surface and treated as ore (there is no waste pass).

          Production Drilling - The ore is drilled off with either 64 mm (2.5 inch) or 76 mm (3 inch) diameter production holes. Typically, a drop raise is used to create void space for blasting.

          Production Blasting - Blasting begins at the extremity and progresses towards the access point in a retreating fashion. Bulk and packaged emulsion explosive products are used for blasting. Non-electric detonators are used for timing.

          Stoping - Each stope is planned on an individual basis with blasting sequenced from the extremities towards the access. The sub-levels are nominally spaced depending on drill equipment capabilities. Dilution is estimated based on mining method and ground conditions. Appropriately, these 'bulk zones' incorporate a higher amount for dilution, in the range of 20-30%, to account for the recovery of backfill (i.e. hydraulically placed sandfill) from previous cut and fill stopes.

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Project No.: 152236                Page 23-29                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Production Mucking - Mucking is accomplished by a fleet of diesel or electric scoops (2 yd(3)) that load four car (5 ton) trains. Battery locomotives haul the trains from the face to the stations and tip into finger raises that connect to either the orepass or wastepass system. All material is moved down to feed the 37 level jaw crusher, which delivers a crushed product for skipping.

          AMEC concurs that the mining method in use is appropriate for the orebody.

          EQUIPMENT

          Dome mine uses a combination of track and trackless equipment. Each main level is accessible by track. In general, all current stope development utilizes trackless equipment.

          Table 23-14 shows an active list of equipment.

--------------------------------------------------------------------------------


Project No.: 152236                Page 23-30                        [AMEC LOGO]

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-14: DOME UNDERGROUND ACTIVE EQUIPMENT LIST

          Type                  Quantity   Model             Specifications              Operator
          -----------------------------------------------------------------------------------------
          Muck Machines             1      Atlas Copco       LM 57 HE                    Owner
          LHD                       3      Wagner EHST-2D    2.5 yd3, electric, 1 unit   Owner
                                                             has remote package
          LHD                       1      Wagner ST-2D      2.0 yd3, diesel, remote     Owner
                                                             package
          LHD                       1      France/Teledyne   0.6 yd3, diesel             Owner
          Hand-held Drill          10      Secan S250/260    Jackleg                     Owner
          Hand-held Drill          10      Secan S250/260    Stoper                      Owner
          Battery Locomotives      12      Mancha            6 ton                       Owner
          Trolley Locomotive        3      Goodman           17 ton                      Owner
          Cars                     60                        3 ton, side dump, 100 ft3   Owner
          Flat Cars                12                        Low boy                     Owner
          Slusher/Tugger            1      Pikrose           30 bhp, 2 drum              Owner
          LHD                       2      Tamrock           2.0 yd3                     Contractor
          LHD                       1                        1.5 yd3, remote             Contractor
          Mucking Machines          1      Cavo                                          Contractor
          Hand-held Drill        unknown                     Jackleg and stopper         Contractor
          Production Drill          3      BCI 2             2.5 inch, 3.0 inch          Contractor
                                                             diameter drillholes

          Mechanical utilization data was not available for review at the time of the site visit. AMEC believes this information will not be material to the operation as there is only a few months of data collected since start up. As the operation is still ramping up to full production, it is likely the data would not be considered representative for scheduling purposes.

          AMEC is aware that there is a large inventory of equipment listed for auction and therefore, does not expect production to be constrained by equipment availability.

          PRODUCTION PLAN AND SCHEDULE

          According to the 2005 SBP, the Dome underground was not planned for production. However, due to the current favourable economic conditions, the Dome underground has been brought into production. Instead of using long-term economic parameters for evaluation, a case can be made to defend the use of more current values.

          The production schedule, as provided by site personnel, indicate that the underground will ramp up to produce approximately 900 t/d for a mine life of three years. The plan recovers remnant broken muck left-over from 2004 (approximately 80,000 t) and selected mining of stopes that possess the lowest risk in terms of mineability and the highest geological confidence. The majority of the ore originates from block model areas between

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS


          11 level and 25 level that involve remnant mining around previously mined out stope voids that contain varying amounts of backfill. These stopes typically have detailed level engineering and economics performed on them.

          TABLE 23-15: LOM PRODUCTION PLAN (TARGET CASE)

                                                 2005      2006      2007       2008       2009
          ---------------------------------------------------------------------------------------
          Treatment Rate               (t/d)         -       269        998        995        898
          Total Treated                (t/a)         -    98,178    364,235    364,235    327,811
          Process Plant Head Grade     (g/t)      0.00      4.38       4.38       4.38       4.38
          Process Plant Recovery        (%)         95%       95%        95%        95%        95%
          Metal Recovered            (koz Au)        0    12,855     47,690     47,690     42,921
          Operating Cost               ($/t)    $50.25   $ 50.25   $  50.25   $  50.25   $  50.25
          Ore Advance                   (m)
          Waste Advance                 (m)

          MANPOWER

          At the Dome underground, there are three salaried and 15 hourly employees, for a total of 18 personnel on site. This compares to an approved budget of 25 personnel. It is recognized that upon start up, the attraction and retention of skilled manpower is the single greatest risk to the operation.

          Manpower shortfalls are offset by using contractors. At the time of the site visit, Dumas and Boart Longyear were on site to provide the mining / development (12 men) and the production drilling (four men) personnel respectively. As well, there is one electrician and two mechanics on contract supporting the underground operation.

          The site operates on a shift schedule comprised of two eight hour shifts per day over a five day week.

23.3.2    GOLD RECOVERY

          The process plant recovery used for the Dome underground is 94.3%. This is based on the 2003 actual figures.

23.3.3    RESERVE ESTIMATE

          BREAKEVEN CUT-OFF GRADE

          Unique to each stope, a cut-off grade is individually calculated to carry all direct costs associated with mining (refer to Tables 23-16 and 23-17). This includes capital development and other extraordinary costs (i.e. rehabilitation, infrastructure construction).

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-16: BREAK-EVEN CUT-OFF GRADE PARAMETERS (BASE CASE)

                                                           DOME
                                              ------------------------------
                                              Long-Term   Short-Term    AFE     AMEC
          --------------------------------------------------------------------------
          Operating Cash Cost        ($/t)      49.01        49.01     49.01   49.01
          Gold Price               (US$/oz)       375          420       525     475
          Exchange Rate             (Cd:US)       1.3          1.2      1.15    1.15
          Process Plant Recovery      (%)        94.0         94.0      94.0    94.0
          --------------------------------------------------------------------------
             CUT-OFF GRADE           (G/T)        3.3          3.2       2.7     3.0
          --------------------------------------------------------------------------

          Operating cash cost estimates are based on 2003 data that have been escalated to reflect more current costs.

          TABLE 23-17: BREAK-EVEN CUT-OFF GRADE PARAMETERS

                                                    2003         AFE
                                                  ($/tonne)   ($/tonne)
          -------------------------------------------------------------
          Mining                                    $29.44      $33.05
          Process Plant                             $ 7.98      $ 7.44
          G&A (includes engineering and geology     $ 7.50      $ 8.52
          Total                                     $44.92      $49.01
          -------------------------------------------------------------

          Cut-off grades estimated for the broken inventory and stopes range from 2.1 g/t to 3.3 g/t.

          AMEC notes that using a spot metal price is not industry standard practice in determining cut-off grades, but considers the approach appropriate for the current short mine life.

          MINING EXTRACTION AND ORE LOSSES

          To convert mineral resource to mineral reserves, a mine recovery of 93% has been incorporated. An additional mining loss of 4% was specifically applied to the 155549 bulk zone stope tonnage.

          AMEC was informed that a portable screening device is used to sort out backfill fines from the broken ore (i.e. hydraulic sandfill). During the site visit, the screening equipment was not available for inspection.

          MINING DILUTION

          Dilution is calculated separately for each stope to reflect ground conditions and other inherent sources of dilution (i.e. sand backfill). A grade is assigned based on the block model and historic data where applicable. The overall unplanned dilution is 27%, but the expected amount to be realized is much less at 12% (values used in the model).

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS


          A screen plant was operated in 165145AL stope for a short period of time. Not using a screening plant could result in more fill dilution and less ore recovery. After discussions with site personnel, AMEC understands that PJV personnel is looking at using a grizzly on top of a fill raise to reduce the amount of rock going down the raise.

          RESERVE AND MINE PLAN TONNAGE

          AMEC has reviewed the methodology for preparing the reserve estimate and LOM plan and finds them to be in accordance with industry standards.

          Mineral resource is displayed in Table 23-18. Based on Table 23-16, the Mineral Reserves at Dome mine are summarized in Table 23-19 using variable cut-off grades based on 525 US$/oz gold price and an exchange rate of 1.15 (CDN$ to US$).

          TABLE 23-18: MINERAL RESOURCE STATEMENT FOR DOME MINE (DEC. 31, 2005)

                                  Measured                             Indicated                           Inferred
                    -----------------------------------  ------------------------------------  --------------------------------
          Resource  Tonnage    Grade    Contained Metal   Tonnage   Grade    Contained Metal   Tonnage  Grade  Contained Metal
          Item        (t)      (g/t)     (oz)     (kg)      (t)     (g/t)    (oz)      (kg)      (t)    (g/t)   (oz)     (kg)
          ---------------------------------------------------------------------------------------------------------------------
          Total     894 117    4.701   135 137  4 203.2  2 864 791  4.336  399 431  12 420.89  710 326  3.978  90 848  2 825.66

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-19: MINERAL RESERVE STATEMENT FOR DOME MINE (DEC. 31, 2005)

                                           Tonnage    Grade   Contained Metal
                                            (kt)      (g/t)         (oz)
          -------------------------------------------------------------------
                                               75      3.98         9,667
                                            1,084      4.38       152,641
             Total Proven and Probable      1,159      4.35       162,308
          -------------------------------------------------------------------

          The Mineral Reserve was diluted by 12% and an overall mine recovery factor of 93% was applied to the tonnage.

          Reserves defined for the Dome Underground (year-end 2005) are sufficient to sustain a three year mining operation.

          Additionally, Goldcorp-PJV states that the following reserves exist from the Dome Open-Pit stockpiles created during the mining of the pit and from the Dome Open-Pit Ramp Scavenging reserves (see Table 23-20 and Table 23-21). These have not been reviewed by AMEC.

          TABLE 23-20: MINERAL RESERVE STATEMENT FOR DOME MINE OPEN-PIT
                       STOCKPILES (DEC. 31, 2005)

                                           Tonnage    Grade   Contained Metal
                                            (kt)      (g/t)         (oz)
          -------------------------------------------------------------------
          Proven                         14,513,187   0.901       420,468
          Probable                            0         0            0
             Total Proven and Probable   14,513,187   0.901       420,468
          -------------------------------------------------------------------

          TABLE 23-21: MINERAL RESERVE STATEMENT FOR DOME MINE OPEN-PIT RAMP
                       SCAVENGING (DEC. 31, 2005)

                                           Tonnage    Grade   Contained Metal
                                            (kt)      (g/t)         (oz)
          -------------------------------------------------------------------
                                           140,796    2.288        10,357
                                              0         0             0
             Total Proven and Probable     140,796    2.288        10,357
          -------------------------------------------------------------------

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          DOME MINE WASTE ROCK MANAGEMENT PLAN

          In 1993, an assessment of the potential for acid rock drainage (ARD) was completed as part of the open pit feasibility study. Existing geological, water quality, and acid base accounting (ABA) information was used for the study. Additional ABA samples (357 samples) were collected; of which only 18 (or 5%), were noted to be potentially acid generating. The report summarized that no special handling or disposal plans are required to prevent ARD at the Dome mine.

          As well, quarterly composite tailings, ore and waste rock samples are collected and sent to Lakefield Research for standard ABA analyses. Each composite ore and waste rock sample consists of 60 samples collected from the assay sample reject trays at the analytical laboratory. They represent a sampling of the rock types being mined during that quarter.

          A second composite sample was compiled using a weekly grab sample from the mill tailings pump box.

          The ABA test results from 2004 indicate that Dome tailings, Dome pit ore and Hoyle Pond ore are net neutralizing and have a very small potential to generate acidic conditions.

          DOME MINE STORMWATER PLAN

          Spillways are or will be re-designed to account for greater than 100 year storm events. Previous experience gained at the mine site has shown that all past spillways designs have failed as a result of being undersized. Overflow material is contained in ditches constructed at the base of the tailings dams.

          DOME MINE SAMPLING PLAN

          A total of 38 ground water monitoring wells are being monitored at the Dome and Paymaster Mine sites on an annual basis. There are no areas of concern and none of the wells show signs of acid rock drainage or metal leaching.

          Surface water sampling locations established during 1992 and 1993 around the Dome and Paymaster sites document the effect on surface water quality and to obtain background information for the streams and lakes within the local area. To date, no obvious indications of contaminant migration have been observed as a result of the activities.

          DOME MINE DUST AND NOISE CONTROL PLAN

          An extensive Noise Issue Management Plan is in place. It outlines responsibilities for monitoring, reporting, handling of complaints, pit operations, and noise barrier construction. All noise complaints are immediately relayed to the appropriate personnel, and corrective

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          action is taken to lower the noise levels. This noise management plan was relevant for the years the open pit was in operation.

          As well, a dust monitoring and mitigation program is in place at Dome Mine. Voluntary ambient air monitoring for PM10 respirable fraction of suspended particulate matter and dustfall is conducted on the mine site and in South Porcupine (refer to Figure 23-11). All monitoring results were summarized on a monthly basis and reported to the MOE, Mine Manager and Mill Manager. The frequency of this reporting has changed to quarterly as of second quarter of 2004.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          FIGURE 23-11: AIR QUALITY MONITORING STATIONS

                               [MAP APPEARS HERE]

          Any complaints are recorded by security, or the environmental department, and are immediately investigated. In areas where dusting is a problem, water, topsoil or chemical binders is applied to control dust emissions.

23.3.4    CAPITAL COST ESTIMATE

          According to the 2005 SBP, the Base Case scenario does not include capital expenditures for the Dome underground.

          A separate AFE was submitted to initially resume mining of the underground areas. The amount of capital requested was approximately $3.4 million. AMEC understands that a second AFE (refer to Table 23-22) has been submitted for mining of the Upside stopes ($1.8 million).

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-22: AFE CAPITAL COST ESTIMATE (GOLDCORP)

                                     AFE (ORIGINAL)   AFE (UPSIDE)
          --------------------------------------------------------
                    ITEM                 AMOUNT          AMOUNT
          --------------------------------------------------------
          Company Labour               $        0      $  250,231
          Labour (UG prep)             $  166,667      $  303,847
          Material (UG prep)           $        0      $  183,776
          Initial mobile equipment     $  708,940      $   88,950
          -------------------------------------------------------
          Pre-op study                 $  347,500      $        0
          Electrical upgrade           $  500,000      $        0
          Conveyor upgrade             $  314,137      $        0
          Other                                        $  108,134
          -------------------------------------------------------
          Constr & Contr Cost          $1,368,296      $  901,354
          -------------------------------------------------------
          Total                        $3,405,540      $1,836,293
          -------------------------------------------------------

          AMEC has found no reason to dispute the amounts requested in the AFE.

23.3.5    OPERATING COST ESTIMATE

          Since the Dome underground operation was put on care and maintenance in 2004, it is appropriate to use the most recent cost data for estimating a new operating cost when re-activating the underground operation. Escalation factors were used to account for rises in fuel, steel, labour, etc. Refer to Table 23-23.

          TABLE 23-23: ADJUSTED OPERATING COSTS ($/TONNE)

                                       2002 Actual   2003 Actual   2005 Estimate
          ----------------------------------------------------------------------
          Mining                          26.44         25.21          33.05
          Process                         6.44          6.02            7.44
          General and Administration      6.69          6.69            8.52
          ----------------------------------------------------------------------
          Total                           39.58         37.92          49.01
          ----------------------------------------------------------------------

23.3.6    MINE LIFE

          The Proven and Probable Reserve statement as of December 31, 2005 contains 152 koz of gold in 1.2 Mt, resulting in a projected mine life of three years at an estimated mining rate of 1,000 tpd.

          EXPLORATION POTENTIAL

          No capital expenditure for exploration has been allocated in the 2005 SBP.

          Additional reserves are anticipated from reviewing previously conceptually engineered resources, assessing sill pillars and narrow vein potential, and reviewing resources from block models and geomodels. Typically, these zones will require new development;

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          however, in rare instances, it may only be necessary to drill and blast material peripheral to existing voids.

23.4      MARKET AND CONTRACTS

          Gold is a globally traded metal with prices set daily on the London Metal Exchange (LME) and in New York for dealer purposes. It is traded on various exchanges 24 hours a day during the business week. Gold is used in various forms for jewellery, electronics, dentistry, decorative applications and as an investment vehicle to account for approximately 76% of the annual demand.

          The dore bars produced from the three mines at the Dome Mill are shipped under contract by Brink's Canada Limited for delivery to Johnson Matthey Limited for refining. AMEC has reviewed the contract with the refiner, but due to the confidential nature of the contract, it will not be appended to this report.

          There are several contracts on site covering various activities (development, drill and blast in the Pamour pit, ore and waste trucking, exploration drilling, explosives and other consumables, etc.).

          AMEC HAS REVIEWED SELECTED CONTRACTS AND FOUND THEM TO CONTAIN CLAUSES AND PRICES TO BE WITHIN INDUSTRY GUIDELINES.

23.5      ENVIRONMENTAL CONSIDERATIONS

          All PJV mines operate under Goldcorp's sustainability policy, which commits the operations to a high standard of environmental stewardship. Sustainability is an important issue for every department. This involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. The PJV mines have implemented a series of management systems for maintenance, environmental activities and occupational health and safety.

          "There is one active tailings facility for the PJV. The No. 6 Tailings Area, situated in a natural basin extending in an approximate north-south direction, is enclosed by topographic highs of Pre-Cambrian bedrock to the east and west (now increased in height with new containment dykes) and dams at the north and south ends, forming a total impoundment area of approximately 1080 acres (roughly
          1.75 miles long by 1.0 miles wide). The facility is located south of the Dome Mill. It is permitted to receive up to 13,000 metric tonnes of tailings per day.

          Tailings materials are pumped from the Dome Mill to the No. 6 Tailings Area via a two stage pumping system, second stage variable speed, using four 12"X10" ITT-AC pumps

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          and a 22" HDPE pipeline. The reclaim pump house and booster station are situated between the North Dam and East Perimeter Dam.

          The perimeter containment dams were constructed between the bedrock outcrops. The containment structures include the North Dam, the East Perimeter Dam, the East Dams (Nos. 1 to 5), the South Dam, the West Dam and Spillway. Only the North Dam is designed as an impervious water retention dam. The South Dam was originally constructed as a water retention dam and was later upgraded to an upstream constructed dam with a downstream graded filter. The remaining dams were designed as permeable or semi-permeable dams, with the provision of wide upstream tailings beaches to restrict seepage and reduce piping potential. The emergency spillway provides storage of the Environmental Design Flood (EDF) and has the capacity to safely pass the Inflow Design Flood (IDF) without overtopping the dam crests. The water level has reportedly not been high enough to flow over the spillway to date.

          Historical deposition patterns have resulted in tailings beaches being developed at the northeast arm, northwest ends, west side and south side of the area, with a large effluent pond extending from the North Dam toward the South Dam (a distance of approximately 1.75 miles).

          The principal method for regulating the pond level below the elevation of the emergency spillway is through the operation of an effluent treatment plant located near the downstream toe of the North Dam. During an average year, there normally is a net gain in water within the pond. As such, operation of an effluent treatment plant (ETP) is necessary to maintain an acceptable water level within the pond and to discharge water of acceptable quality to the environment. The water treatment plant has typically been operated for about 5 to 6 months per year from about the beginning of June to the end of October. The pond is pumped down to provide sufficient storage space for water accumulating through the winter and spring as well as the potential occurrence of the EDF."

          The PJV has initiated an internal recycling program, which includes the recycling of paper, cardboard, aluminium cans and steel, and recognizes that maintenance of the environment is vital and as such, a commitment to progressive rehabilitation, environmental steward-ship and due diligence is in place.

          Currently, the three mine sites appear to be in compliance with applicable corporate standards and environmental regulations, but site personnel have identified that financial assurance for the Dome mine site reclamation will require further review due to the changes in legislation after the original closure plan was written.

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

23.5.1    BONDING, RECLAMATION AND CLOSURE PLAN

          Through discussions with site personnel, AMEC understands that reclamation liabilities have been set aside by Goldcorp through issuing letters of credit ($7.5 million for Dome plus $5.0 million for No. 6 tailings dam).

          AMEC DID NOT INDEPENDENTLY VERIFY THIS CLAIM.

          The PJV mines and its consultants have prepared the technical data concerning the environmental and closure aspects of the mine site. Currently, the mine sites appear to be in compliance with applicable corporate standards and environmental regulations.

          Reclamation is ongoing at Dome and continued throughout the monitoring period. Unique to the Dome mine site is the use of Biosolids for re-vegetation. Biosolids is a by-product obtained free of charge from a local pulp mill (Abitibi Consolidated in Iroquois Falls) is similar to compost for vegetation. Despite the unpleasant smell noticed only when spreading the Biosolids, this ideal growth-medium enables natural grass to take root in less than one month.

          Both the north arm and west waste dump (fourth quarter 2004) have been successfully reclaimed. As well, reclamation of the East dump began in 1995 and is expected to be completed in 2006. Outstanding areas include the Preston dump's south slopes, which still needs Biosolids and seeds.

          A closure plan for the Dome mine was completed in-house and submitted in June 1995. Since then, it has been updated several times: February 1997, September 2001 (west waste pile), 2003 (Pamour and Dome haul road).

          The 2002 update to Hoyle Pond 1993 closure plan includes three major improvements to the Hoyle Pond mine site over the past few years. Two roads were constructed and one open pit was developed on the property. As well, a temporary paste plant has been set up on site.

          The current Life of Mine Plan has closure of the property beginning in 2010.

          Discussions with site personnel have identified that the monies set aside for the Dome mine site reclamation is likely to be deficient. AMEC has been informed that another update to the closure plan is pending in 2007, which will include an updated remediation cost for the entire tailings facility.

          Klohn-Crippen completed an update to the 1999 Tailings Management Plan and issued the final report to PJV in September 2002.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          Hunt Engineering initially completed closure plans and spillway designs for No. 1 and No. 2 Tailings Dams. Construction of these spillways was completed in mid-March of 2003. However, in March 2004, the spillways suffered severe erosion damage. Golder Associates was commissioned to re-design the spillways (completed May 2004). Spillway construction for Tailings Dams No.1 and No. 2 began in August of 2004 and is only complete for No. 1 dam. Ditching and construction of spillway No. 2 is planned to continue in future years.

          As well, Golder Associates has updated the tailings management plan for No. 6 dam in December of 2005. Further updates to this report are now required to include the ongoing work in raising the tailings dam.

23.6      TAXES AND ROYALTIES

          The PJV mines operate in Ontario, Canada, as a joint-venture formed in 2002. As such, the mine does not pay income taxes directly, but both Kinross and Goldcorp must pay taxes on a corporate level based on their prorated shares of revenue.

          In Ontario, profits are taxed at both the federal and provincial levels. Federal taxes are levied on each partner's share of the mine operations taxable income, which is net of direct operating expenses, appropriate share of depreciation of capital and Resource allowances, and deductions for exploration and pre-production development.

          The net federal tax rate is currently 24.12% for the 2006 calendar year and 22.12% for the 2007 calendar year. For Federal income tax purposes in the 2006 calendar year, only 35% of resource allowance is deductible in computing income for tax purposes. After this year, the resource allowance deduction is repealed. For Federal income tax purposes in the 2006 calendar year, 65% of provincial mining tax incurred is deductible in computing income. In the subsequent years thereafter, 100% of provincial mining tax incurred is deductible in computing income for tax purposes.

          The Ontario income tax rate, with some minor adjustments to deductions and allowances for mining income, is 12%. In addition, Ontario levies a small capital tax on the paid-up capital of the mine above $5 million. Ontario also levies a mining tax after deductions, including processing allowances, at a 2006 rate of about 10%.

          In addition, the PJV pays rent, municipal taxes on claims, options and several royalties (No royalties are applied to the Pamour open pit mining). The approximate amount per annum is $2.9 M (refer to Table 23-24).

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                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-24: TAXES, RENT AND ROYALTIES

          ITEM                                  TYPE
          --------------------------------------------
          Schumacher                           Royalty
          Sollinger Property                   Option
          Tanager                              Option
          MNDM                                   Tax
          City of Timmins                        Tax
          Realty                                 Tax
          Band-Ore                             Option
          McChristie et al                     Option
          Pamour Pit Associated Acquisitions    Rent
          Montreal River                        Rent
          Karpovich/Rousseau                   Option
          Beaumont                             Option
          Stringer                             Royalty

23.7      ECONOMIC ANALYSIS

          While the economic viability of the Pamour open-pit, Dome underground and Hoyle Pond underground mines are not similar, they share comparable parameters used for financial analysis. The PJV has developed an internal Life-of-Mine ("LoM") plan that details the mining of the currently delineated Mineral Reserves for all three mines. AMEC has independently produced a financial model to reflect the current state of the operation.

          Using the economic and technical input values stated below, the resultant cashflow is positive for the Dome underground AFE; thus supporting the declaration of a Mineral Reserve.

23.7.1    ECONOMIC PARAMETERS

          Long-term metal prices and currency exchange rates are difficult to predict. As provided by the client's corporate head office, a set of sliding values are used for gold price and exchange rates.

          General modeling parameters used in the analysis for Dome mine are summarized in Table 23-25.

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

                                                                   GOLDCORP INC.
[GOLDCORP INC. LOGO]                REVIEW OF PORCUPINE JOINT VENTURE OPERATIONS

          TABLE 23-25: DOME MINE ECONOMIC MODEL PARAMETERS

                            UNITS                   DOME             AMEC
                                      ----------------------------
                                      LONG-TERM   SHORT-TERM   AFE
          ---------------------------------------------------------------
          Gold Price        US$/oz       375         420       525   475
          Exchange Rate   CND to US      1.3         1.2       1.2   1.2

          An exception has been made for the Dome underground to use metal price that reflects the near-term metal prices and exchange rates instead of using long-term parameters.

          In light of the short mine life, AMEC believes the economic modeling parameters are less conservative for the AFE, but are considered appropriate for the Dome underground.

          TECHNICAL MODEL INPUTS

          The 2005 SBP uses a process plant recovery value for the Dome underground of 93%. This compares to the overall process plant recovery of 91% for the combined PJV blended feed. However, in 2003, the actual process plant recovery attributed to Dome underground was 94.81%. AMEC has selected a value of 94% to be used in the financial analysis.

          A review of the 2005 SBP models (Base, Target and Optimistic) was completed. With the exception noted above, AMEC agrees with the parameters and assumptions used in the financial models.

--------------------------------------------------------------------------------


Project No.: 152236                Page 23-45                        [AMEC LOGO]

                                                                      APPENDIX A
--------------------------------------------------------------------------------

                                                                  List of Claims

--------------------------------------------------------------------------------


Project No.: 152236                Appendices                        [AMEC LOGO]

Goldcorp Canada Ltd
Porcupine Joint Venture
Tenure totals as of June 14, 2006

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
110 - Mann                                                 33                         534.27          0             0
                                           Lease                  33                             534.27             0           0
                                                                      P               446053      16.19                         0
                                                                      P               446054      16.19                         0
                                                                      P               446057      16.19                         0
                                                                      P               446058      16.19                         0
                                                                      P               446061      16.19                         0
                                                                      P               446062      16.19                         0
                                                                      P               446075      16.19                         0
                                                                      P               446076      16.19                         0
                                                                      P               446079      16.19                         0
                                                                      P               446080      16.19                         0
                                                                      P               446081      16.19                         0
                                                                      P               446082      16.19                         0
                                                                      P               446083      16.19                         0
                                                                      P               446084      16.19                         0
                                                                      P               446085      16.19                         0
                                                                      P               446086      16.19                         0
                                                                      P               446087      16.19                         0
                                                                      P               446090      16.19                         0
                                                                      P               446092      16.19                         0
                                                                      P               446093      16.19                         0
                                                                      P               446094      16.19                         0
                                                                      P               446095      16.19                         0
                                                                      P               446096      16.19                         0
                                                                      P               446097      16.19                         0
                                                                      P               446098      16.19                         0
                                                                      P               446099      16.19                         0
                                                                      P               446100      16.19                         0
                                                                      P               446101      16.19                         0
                                                                      P               446102      16.19                         0
                                                                      P               446103      16.19                         0
                                                                      P               446104      16.19                         0
                                                                      P               446105      16.19                         0
                                                                      P               446106      16.19                         0
246 - Bristol Township                                    101                       1,616.00        101    472,068.00
                                           Unpatented Claim      101                           1,616.00           101  472,068.00
                                                                      P               876377         16             1    1,743.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               876378         16             1         880
                                                                      P               876379         16             1         880
                                                                      P               876380         16             1         440
                                                                      P               985601         16             1    8,807.00
                                                                      P               985602         16             1    2,957.00
                                                                      P               985603         16             1    2,957.00
                                                                      P               985604         16             1    2,957.00
                                                                      P               985605         16             1    2,957.00
                                                                      P               985608         16             1    2,957.00
                                                                      P               985609         16             1    2,957.00
                                                                      P               985610         16             1    2,957.00
                                                                      P               985611         16             1    3,277.00
                                                                      P               985612         16             1    3,094.00
                                                                      P               985613         16             1         800
                                                                      P               985614         16             1         800
                                                                      P               985615         16             1    2,440.00
                                                                      P               985616         16             1    4,473.00
                                                                      P               985617         16             1    3,577.00
                                                                      P               985618         16             1    2,957.00
                                                                      P               985619         16             1    1,879.00
                                                                      P               985622         16             1    1,068.00
                                                                      P               985623         16             1    3,155.00
                                                                      P               985624         16             1    4,016.00
                                                                      P               985625         16             1    2,713.00
                                                                      P               985626         16             1    1,172.00
                                                                      P               985627         16             1         800
                                                                      P               985628         16             1         800
                                                                      P               985629         16             1    2,957.00
                                                                      P               985630         16             1    2,957.00
                                                                      P               985631         16             1   64,161.00
                                                                      P               985632         16             1    2,957.00
                                                                      P               985633         16             1    3,837.00
                                                                      P               985634         16             1    3,837.00
                                                                      P               985635         16             1    2,957.00
                                                                      P               985636         16             1    2,957.00
                                                                      P               985637         16             1    2,957.00
                                                                      P               985638         16             1    2,957.00
                                                                      P               985639         16             1    2,957.00
                                                                      P               985640         16             1    2,957.00
                                                                      P               985641         16             1    3,837.00
                                                                      P               985642         16             1    3,837.00
                                                                      P               985643         16             1    3,837.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               985644         16             1    3,837.00
                                                                      P               985645         16             1    3,837.00
                                                                      P               985646         16             1    3,397.00
                                                                      P               985647         16             1    2,957.00
                                                                      P               985720         16             1         800
                                                                      P               985721         16             1         800
                                                                      P               985722         16             1         800
                                                                      P               985723         16             1         800
                                                                      P               985724         16             1         800
                                                                      P               985725         16             1         800
                                                                      P               985726         16             1         800
                                                                      P               985727         16             1    3,074.00
                                                                      P               985728         16             1    2,103.00
                                                                      P               985729         16             1    3,837.00
                                                                      P               985730         16             1    3,837.00
                                                                      P               985731         16             1    3,837.00
                                                                      P               985732         16             1    3,837.00
                                                                      P               985733         16             1    1,899.00
                                                                      P               985734         16             1    1,240.00
                                                                      P               985735         16             1    1,240.00
                                                                      P               985736         16             1    1,788.00
                                                                      P               985737         16             1    3,837.00
                                                                      P               985738         16             1    3,837.00
                                                                      P               985739         16             1    3,837.00
                                                                      P               985740         16             1    3,729.00
                                                                      P               985741         16             1    1,680.00
                                                                      P               985742         16             1    1,680.00
                                                                      P               985743         16             1    1,680.00
                                                                      P               985744         16             1    1,680.00
                                                                      P               985745         16             1    3,406.00
                                                                      P               985746         16             1    3,837.00
                                                                      P               985747         16             1    3,729.00
                                                                      P               985748         16             1    2,759.00
                                                                      P               985749         16             1    1,680.00
                                                                      P               985750         16             1    1,680.00
                                                                      P               985751         16             1    1,240.00
                                                                      P               985752         16             1    1,680.00
                                                                      P               985753         16             1    1,788.00
                                                                      P               985754         16             1    1,788.00
                                                                      P               997457         16             1    2,759.00
                                                                      P               997458         16             1    3,837.00
                                                                      P               997459         16             1    3,837.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               997460         16             1    3,837.00
                                                                      P               997461         16             1    2,957.00
                                                                      P               997462         16             1    3,837.00
                                                                      P               997463         16             1    3,837.00
                                                                      P               997464         16             1    2,957.00
                                                                      P               997465         16             1    2,957.00
                                                                      P               997466         16             1  114,904.00
                                                                      P               997467         16             1   27,837.00
                                                                      P               997468         16             1    2,957.00
                                                                      P               997469         16             1    2,957.00
                                                                      P               997470         16             1    4,637.00
                                                                      P               997471         16             1    3,837.00
                                                                      P               997472         16             1    2,957.00
                                                                      P               997473         16             1    2,957.00
                                                                      P               997474         16             1    2,957.00
                                                                      P               997476         16             1    2,957.00
334 - Belore                                               39                         888.07          0             0
                                           Lease                   1                              16.17             0           0
                                                                      L               642897      16.17                         0
                                           Lease MR               38                              871.9             0           0
                                                                            1496LC               274.68                         0
                                                                      L               642887      16.24                         0
                                                                      L               642888      16.24                         0
                                                                      L               642889      16.24                         0
                                                                      L               642890      16.08                         0
                                                                      L               642891      16.17                         0
                                                                      L               642892      16.17                         0
                                                                      L               642893      16.17                         0
                                                                      L               642894      16.17                         0
                                                                      L               642895      16.17                         0
                                                                      L               642896      16.17                         0
                                                                      L               642898      16.17                         0
                                                                      L               642899      16.09                         0
                                                                      L               642905      16.17                         0
                                                                      L               642906      16.24                         0
                                                                      L               649602      16.29                         0
                                                                      L               649603      16.29                         0
                                                                      L               649604      16.24                         0
                                                                      L               649605      16.24                         0
                                                                      L               649606      16.24                         0
                                                                      L               649607      16.24                         0
                                                                      L               649608      16.17                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L               649609      16.17                         0
                                                                      L               649610      16.14                         0
                                                                      L               649611      16.17                         0
                                                                      L               649612      16.17                         0
                                                                      L               649613      16.04                         0
                                                                      L               649614      16.04                         0
                                                                      L               649765      16.24                         0
                                                                      L               649766      16.24                         0
                                                                      L               649767      16.24                         0
                                                                      L               649768      16.24                         0
                                                                      L               649769      16.17                         0
                                                                      L               649770      16.04                         0
                                                                      L               740040      15.78                         0
                                                                      L               740041      15.78                         0
                                                                      L               740042      15.78                         0
                                                                      L               740043      15.78                         0
350 - KERRS TWP PROPERTY                                   46                         781.54          0             0
                                           Lease MR & SR          46                             781.54             0           0
                                                                      L               500838      18.56                         0
                                                                      L               500839      23.32                         0
                                                                      L               500840      11.87                         0
                                                                      L               500841       14.4                         0
                                                                      L               500842      18.57                         0
                                                                      L               500843      13.25                         0
                                                                      L               500852      14.23                         0
                                                                      L               500853      18.73                         0
                                                                      L               500854      14.02                         0
                                                                      L               500855      14.74                         0
                                                                      L               500856       17.7                         0
                                                                      L               500857      16.34                         0
                                                                      L               500858      16.85                         0
                                                                      L               500859       22.1                         0
                                                                      L               500860      13.19                         0
                                                                      L               500861      19.47                         0
                                                                      L               500862      23.14                         0
                                                                      L               500863      18.16                         0
                                                                      L               500872      10.25                         0
                                                                      L               500873      12.57                         0
                                                                      L               500874      10.75                         0
                                                                      L               500875       9.71                         0
                                                                      L               500876      17.48                         0
                                                                      L               500877      16.03                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L               512965      25.32                         0
                                                                      L               512966      17.77                         0
                                                                      L               512967      24.31                         0
                                                                      L               512968      19.77                         0
                                                                      L               512969       19.5                         0
                                                                      L               512970      10.21                         0
                                                                      L               512971      11.15                         0
                                                                      L               512972      12.83                         0
                                                                      L               512973      11.81                         0
                                                                      L               512974      18.83                         0
                                                                      L               512975      11.43                         0
                                                                      L               512976       8.84                         0
                                                                      L               512977      10.12                         0
                                                                      L               512978       9.77                         0
                                                                      L               512979      12.98                         0
                                                                      L               512980      14.04                         0
                                                                      L               512983         24                         0
                                                                      L               512984      27.24                         0
                                                                      L               512985      18.34                         0
                                                                      L               512986       24.1                         0
                                                                      L               512987      24.55                         0
                                                                      L               512988      39.21                         0
463 - Dome Mine                                           199                       4,188.21         61    267,957.00
                                           Patented MR             7                              99.46             0           0
                                                                      HR                1010       1.42                         0
                                                                      SWS               1501      16.34                         0
                                                                      SWS               1503      16.34                         0
                                                                      SWS               1504      16.34                         0
                                                                      SWS               1505      16.34                         0
                                                                      SWS               1506      16.34                         0
                                                                      SWS               1508      16.34                         0
                                           Patented MR & SR       94                           1,856.74             1   47,659.00
                                                                      ME                   4          0                         0
                                                                      ME                  15       17.6                         0
                                                                      ED                  98        7.2                         0
                                                                      RSC                177        1.5                         0
                                                                      P                  237      16.09                         0
                                                                      TEM                299      48.56                         0
                                                                      LO                 320      14.33                         0
                                                                      LO                 321       8.98                         0
                                                                      LO                 322      16.51                         0
                                                                      LO                 323      15.48                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      LO                 324       4.69                         0
                                                                      LO                 325       3.44                         0
                                                                      LO                 327      13.03                         0
                                                                      LO                 328      12.14                 42,301.00
                                                                      HF                 390        1.7                         0
                                                                      HF                 392       6.76                         0
                                                                      HF                 393       6.64                         0
                                                                      TC                 607      17.32                         0
                                                                      TC                 608      17.77                         0
                                                                      SWS                671      63.99                         0
                                                                      HS                 747      15.42                         0
                                                                      HS                 748      17.89                         0
                                                                      HS                 749      14.69                         0
                                                                      HR                 826      20.13                         0
                                                                      HR                 840      13.86                         0
                                                                      HR                 841      11.74                         0
                                                                      HR    847A                   5.06                         0
                                                                      HR                 907      14.27                  5,358.00
                                                                      HR                 908      10.12                         0
                                                                      SWS                946      65.56                         0
                                                                      SND                953      64.75                         0
                                                                      SWS                956      64.55                         0
                                                                      HR                 990      14.16                         0
                                                                      SWS               1009      64.95                         0
                                                                      HR                1028       18.9                         0
                                                                      HR                1030      18.97             1           0
                                                                      HR                1031      18.33                         0
                                                                      HR                1038      15.38                         0
                                                                      COCH              1788       7.87                         0
                                                                      P     3386SWS               16.09                         0
                                                                      P                 6264      15.99                         0
                                                                      P                 6563      12.91                         0
                                                                      P                 6564      14.04                         0
                                                                      TEM               7194     230.47                         0
                                                                      P                 9362      16.34                         0
                                                                      P                12864      15.94                         0
                                                                      P     12864A                15.94                         0
                                                                      P                12866      15.94                         0
                                                                      P                12971      15.91                         0
                                                                      P                12984      15.99                         0
                                                                      P                12985      16.09                         0
                                                                      P                12986      15.94                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                13118      16.14                         0
                                                                      P                13119      16.09                         0
                                                                      P                13120      16.24                         0
                                                                      P                13125      16.04                         0
                                                                      P                13127      13.91                         0
                                                                      P                13128      10.36                         0
                                                                      P                13129      12.67                         0
                                                                      P                13149      15.99                         0
                                                                      P                13150      15.99                         0
                                                                      P                13151      16.03                         0
                                                                      P                13152      15.99                         0
                                                                      P                13164      16.24                         0
                                                                      P                13165      16.24                         0
                                                                      P                13166      16.09                         0
                                                                      P                13177      16.14                         0
                                                                      P                13181      16.14                         0
                                                                      P                13187      16.09                         0
                                                                      P                13188      15.94                         0
                                                                      P                13189      16.09                         0
                                                                      P                13190      15.95                         0
                                                                      P                13191      15.99                         0
                                                                      P                13192      16.09                         0
                                                                      P                13197      16.09                         0
                                                                      P                13198      16.04                         0
                                                                      P                13393      16.14                         0
                                                                      P                13394      16.14                         0
                                                                      P                13396      16.34                         0
                                                                      P                13397      16.34                         0
                                                                      P                13398      16.19                         0
                                                                      P                13399      16.39                         0
                                                                      P                13402      16.19                         0
                                                                      P                13403      16.19                         0
                                                                      P                13420      16.14                         0
                                                                      P                13423      16.19                         0
                                                                      P                13562      16.04                         0
                                                                      P                13563      16.04                         0
                                                                      P                13776      15.99                         0
                                                                      P                13931      16.19                         0
                                                                      P                14086      16.39                         0
                                                                      P                14114      16.39                         0
                                                                      P                14115      16.39                         0
                                                                      P                18296      18.68                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                           Patented SR            59                             916.07             1           0
                                                                      ME                  20       16.9                         0
                                                                      ME                  21      16.39                         0
                                                                      ME                  22      16.69                         0
                                                                      ME                  23      18.11                         0
                                                                      ME                  29      16.39                         0
                                                                      ME                  30       17.2                         0
                                                                      ME                  31      15.88                         0
                                                                      ME                  54      15.28                         0
                                                                      SWS                250      64.75                         0
                                                                      P                  331      16.19                         0
                                                                      LO                 338      17.36                         0
                                                                      LO                 339      27.61                         0
                                                                      LO                 340       25.5                         0
                                                                      LO                 341      16.47                         0
                                                                      LO                 342      21.37                         0
                                                                      HF                 361      18.29                         0
                                                                      HR                 885      16.67             1           0
                                                                      HR                 886      18.37                         0
                                                                      HR                 887       15.9                         0
                                                                      HR                 888      16.92                         0
                                                                      HR                 889       15.9                         0
                                                                      HR                 979       0.61                         0
                                                                      TEM                980       7.69                         0
                                                                      TEM                981       1.21                         0
                                                                      HR                 982       0.19                         0
                                                                      HR                 992      13.56                         0
                                                                      HR                1104      17.71                         0
                                                                      HR                1105      13.96                         0
                                                                      HR                1106       16.8                         0
                                                                      HR                1304      21.65                         0
                                                                      HR                1305       17.6                         0
                                                                      SWS               2053       7.53                         0
                                                                      P                 6262      15.99                         0
                                                                      P                 6408      11.96                         0
                                                                      P                 6429        8.2                         0
                                                                      P                 8141      15.42                         0
                                                                      P                 8607      15.99                         0
                                                                      P                13085      16.19                         0
                                                                      P                13089      15.99                         0
                                                                      P                13108      16.19                         0
                                                                      P                13134      15.99                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                13137      15.99                         0
                                                                      P                13138        8.9                         0
                                                                      P                13139      15.99                         0
                                                                      P                13140      15.99                         0
                                                                      P                13159      15.99                         0
                                                                      P                13160      16.19                         0
                                                                      P                13176      16.09                         0
                                                                      P                13309      16.14                         0
                                                                      P                13310      16.14                         0
                                                                      P                13581      15.95                         0
                                                                      P                13600      15.99                         0
                                                                      P                13601      15.99                         0
                                                                      P                13614      16.14                         0
                                                                      P                13848        1.3                         0
                                                                      P                14136      16.34                         0
                                                                      P                14514       0.09                         0
                                                                      P                16332       8.38                         0
                                                                      P                24475      13.96                         0
                                           SR Lease                1                             371.94             0           0
                                                                      RY                 180     371.94                         0
                                           Unpatented Claim       38                                944            59  220,298.00
                                                                      P               688664         16             1    7,600.00
                                                                      P               688665         16             1    7,600.00
                                                                      P               688677         16             1    7,600.00
                                                                      P               688678         16             1    7,600.00
                                                                      P               688679         16             1    7,600.00
                                                                      P               688688         16             1    7,600.00
                                                                      P               688689         16             1    7,600.00
                                                                      P               688690         16             1    7,600.00
                                                                      P               688698         16             1    7,600.00
                                                                      P               688699         16             1    7,600.00
                                                                      P               688700         16             1    7,600.00
                                                                      P               764451         16             1    7,600.00
                                                                      P               764452         16             1    7,600.00
                                                                      P               949059         16             1    6,400.00
                                                                      P               949060         16             1    6,400.00
                                                                      P               949302         16             1    6,400.00
                                                                      P               949303         16             1    6,400.00
                                                                      P               949304         16             1    6,400.00
                                                                      P              1180855         16             1           0
                                                                      P              1189913         32             2    7,200.00
                                                                      P              1193358         64             4   14,400.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              1193359         16             1    3,600.00
                                                                      P              1201138         16             1    3,200.00
                                                                      P              1201195         32             2           0
                                                                      P              1206931         48             3    7,200.00
                                                                      P              1207417         16             1    5,705.00
                                                                      P              1212619         32             2    4,800.00
                                                                      P              1212646         16             1    9,715.00
                                                                      P              1213181         16             1    2,400.00
                                                                      P              1213231         64             4    9,600.00
                                                                      P              1213232         32             2    4,800.00
                                                                      P              1213233         16             1    2,237.00
                                                                      P              1213234         32             2    4,000.00
                                                                      P              1213573         32             2    4,000.00
                                                                      P              1226410         16             1    2,000.00
                                                                      P              1240737         16             1    2,000.00
                                                                      P              1240738         16             1    2,000.00
                                                                      P              3002892        128             8         641
700 - Gervais Proprty                                       3                            512         32     17,050.00
                                           Unpatented Claim        3                                512            32   17,050.00
                                                                      P              1243113        240            15    1,203.00
                                                                      P              1243114        160            10   15,286.00
                                                                      P              1243115        112             7         561
702 - Gervais Ogden                                         3                            272         17     21,890.00
                                           Unpatented Claim        3                                272            17   21,890.00
                                                                      P              3004000         96             6   21,008.00
                                                                      P              3004001         32             2         160
                                                                      P              3004002        144             9         722
703 - J. Logan Kerr Ogden                                   4                          65.36          0             0
                                           Patented MR & SR        4                              65.36             0           0
                                                                      P                 6465      17.52                         0
                                                                      P                 8459       20.4                         0
                                                                      P                16062      12.95                         0
                                                                      P                16063      14.49                         0
704 - Gryba1                                                2                             32          2      2,117.00
                                           Unpatented Claim        2                                 32             2    2,117.00
                                                                      P              3001926         16             1    2,117.00
                                                                      P              3002171         16             1           0
707 - Sollinger Property                                   17                            272          0     15,812.00
                                           Patented MR             3                                 48             0           0
                                                                      P                  938         16                         0
                                                                      P                 8303         16                         0
                                                                      P                 8555         16                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                           Patented MR & SR       13                                208             0   15,812.00
                                                                      P                  937         16                         0
                                                                      P                  939         16                         0
                                                                      P                 1008         16                         0
                                                                      P                 8060         16                         0
                                                                      P                 8061         16                 15,812.00
                                                                      P                 8594         16                         0
                                                                      P                 8595         16                         0
                                                                      P                 8852         16                         0
                                                                      P                 8948         16                         0
                                                                      P                 8949         16                         0
                                                                      P                 9044         16                         0
                                                                      P                11344         16                         0
                                                                      P                11483         16                         0
                                           Patented SR             1                                 16             0           0
                                                                      P                 1021         16                         0
708 - Beaumont                                              9                            144         11    120,388.00
                                           Unpatented Claim        9                                144            11  120,388.00
                                                                      P              1115310         16             1   11,365.00
                                                                      P              1182657         16             1           0
                                                                      P              1193767         16             1    5,921.00
                                                                      P              1193768         16             2         716
                                                                      P              1193845         16             2   27,044.00
                                                                      P              1198985         16             1         385
                                                                      P              1226575         16             1   34,818.00
                                                                      P              1228934         16             1           0
                                                                      P              1229018         16             1   40,139.00
709 - Ogden claims                                          1                             48          3             0
                                           Unpatented Claim        1                                 48             3           0
                                                                      P              3016552         48             3           0
710 - Band-Ore                                             35                            912         57    415,200.00
                                           Unpatented Claim       35                                912            57  415,200.00
                                                                      P               649963         16             1   10,400.00
                                                                      P               757659         16             1   10,400.00
                                                                      P               792829         16             1   10,000.00
                                                                      P               796729         16             1   10,000.00
                                                                      P               796730         16             1   10,000.00
                                                                      P               796737         16             1   10,000.00
                                                                      P               796738         16             1   10,000.00
                                                                      P               796739         16             1   10,000.00
                                                                      P               796740         16             1   10,000.00
                                                                      P               892793         16             1    8,800.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               892796         16             1    8,800.00
                                                                      P               892798         16             1    8,800.00
                                                                      P               892799         16             1    8,800.00
                                                                      P               892800         16             1    8,800.00
                                                                      P               916816         16             1    8,800.00
                                                                      P               998383         16             1    8,800.00
                                                                      P               998384         16             1    8,800.00
                                                                      P              1159632         16             1    7,200.00
                                                                      P              1159633         16             1    7,200.00
                                                                      P              1159634         16             1    7,200.00
                                                                      P              1159642         16             1    7,200.00
                                                                      P              1177821         32             2   12,800.00
                                                                      P              1177823         16             1    6,400.00
                                                                      P              1177825         64             4   25,600.00
                                                                      P              1177826         32             2   12,800.00
                                                                      P              1177827         32             2   12,800.00
                                                                      P              1189550         96             6   38,400.00
                                                                      P              1189561         48             3   19,200.00
                                                                      P              1189562         16             1    6,400.00
                                                                      P              1189764         64             4   25,600.00
                                                                      P              1189887         96             6   38,400.00
                                                                      P              1198802         16             1    6,000.00
                                                                      P              1202591         16             1    5,600.00
                                                                      P              1204623         16             1    5,600.00
                                                                      P              1219630         32             2    9,600.00
790 - Ogden staked                                          2                             32          2      2,949.00
                                           Unpatented Claim        2                                 32             2    2,949.00
                                                                      P              3001492         16             1           0
                                                                      P              3004028         16             1    2,949.00
1101 - Pamour 3 Aunor/Delnite                              27                         390.94          0     53,504.00
                                           Lease MR & SR           5                              71.79             0   25,554.00
                                                                      P                  850      12.02                         0
                                                                      P                  851      11.66                         0
                                                                      P                37705      18.91                         0
                                                                      P               372644      14.98                         0
                                                                      P               372645      14.22                 25,554.00
                                           Patented MR             8                             120.07             0           0
                                                                      TRS                823      15.18                         0
                                                                      HR                1001       9.94                         0
                                                                      HR                1126       17.5                         0
                                                                            22321SEC               9.81                         0
                                                                            22322SEC              19.32                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                            22323SEC              13.27                         0
                                                                            22324SEC              15.42                         0
                                                                            22325SEC              19.63                         0
                                           Patented MR & SR       10                             141.24             0   27,950.00
                                                                      TRS                828      11.94                         0
                                                                      TRS                829      13.05                         0
                                                                      TRS                830       7.59                         0
                                                                      TRS                831      13.96                 27,950.00
                                                                      HR                 941      15.58                         0
                                                                      HR                1002         17                         0
                                                                      HR                1246      19.73                         0
                                                                      HR                1247      16.39                         0
                                                                      HR                1248      10.32                         0
                                                                      TRS   16513SEC              15.68                         0
                                           Patented SR             4                              57.83             0           0
                                                                      HR                 899      19.32                         0
                                                                      HR                 909       9.81                         0
                                                                      P                 7341      13.27                         0
                                                                      P                 7970      15.42                         0
1102 - Acres                                                1                           3.95          0             0
                                           Patented MR & SR        1                               3.95             0           0
                                                                      HR                 802       3.95                         0
1103 - Lalonde                                              1                           1.94          0             0
                                           Patented MR & SR        1                               1.94             0           0
                                                                      P                24507       1.94                         0
1108 - North Shaw                                           2                          32.38          0             0
                                           Patented MR & SR        2                              32.38             0           0
                                                                      P     8235SEC               16.19                         0
                                                                      P     8236SEC               16.19                         0
1201 - Hollinger & staked                                  26                         389.45          5             0
                                           Patented MR             1                              16.09             0           0
                                                                      P                13236      16.09                         0
                                           Patented MR & SR       16                              288.2             0           0
                                                                      P     1697WT                64.75                         0
                                                                      P     10917WT                   0                         0
                                                                      P                13142      16.19                         0
                                                                      P                13143      16.19                         0
                                                                      P                13144      16.19                         0
                                                                      P                13147      16.19                         0
                                                                      P                13154      12.85                         0
                                                                      P                13155      16.19                         0
                                                                      P                13156      16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                13157      16.19                         0
                                                                      P                13163      16.19                         0
                                                                      P                13208      16.19                         0
                                                                      P                13218      16.19                         0
                                                                      P                13219      16.19                         0
                                                                      P                13432      16.19                         0
                                                                      P                13743      16.34                         0
                                           Patented SR             4                               5.17             0           0
                                                                      P     4235WT                 3.24                         0
                                                                      P     5766WT                 0.18                         0
                                                                      P     10914WT                   0                         0
                                                                      P     11476WT                1.75                         0
                                           Unpatented Claim        5                                 80             5           0
                                                                      P              1248931         16             1           0
                                                                      P              1248932         16             1           0
                                                                      P              1248933         16             1           0
                                                                      P              1248934         16             1           0
                                                                      P              1248935         16             1           0
1202 - Schumacher Mine & Staked                            61                         810.23          1     41,425.00
                                           Patented MR            19                              66.32             0   26,680.00
                                                                      P     2895WT                16.34                         0
                                                                      P     9597WT                 1.27                         0
                                                                      P     13095WT                   0                  2,720.00
                                                                      P     13096WT                   0                         0
                                                                      P     13097WT                   0                  2,129.00
                                                                      P     13098WT                   0                       540
                                                                      P     13099WT                   0                  1,292.00
                                                                      P     13100WT                   0                  1,347.00
                                                                      P     13101WT                   0                  1,879.00
                                                                      P     13102WT                   0                  8,416.00
                                                                      P     13103WT                   0                  5,526.00
                                                                      P     13104WT                   0                       848
                                                                      P     13105WT                   0                         0
                                                                      P     13106WT                   0                         0
                                                                      P     13107WT                   0                  1,983.00
                                                                      P     13108WT                   0                         0
                                                                      P                14058      16.19                         0
                                                                      P                14059      16.19                         0
                                                                      P                14060      16.34                         0
                                           Patented MR & SR       17                             255.28             0    5,076.00
                                                                      P     5260WT                  0.7                         0
                                                                      P                12995      16.69                       855

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                13000      16.69                       103
                                                                      P                13066      16.39                  1,050.00
                                                                      P                13067      16.39                  1,546.00
                                                                      P                13068      16.39                         0
                                                                      P                13220      16.19                         0
                                                                      P                13301      16.11                         0
                                                                      P                13318      16.09                       134
                                                                      P                13319      16.09                         0
                                                                      P                13598      16.14                         0
                                                                      P                13599      15.73                         0
                                                                      P                13707      16.19                  1,219.00
                                                                      P                13710      15.78                         0
                                                                      P     13963 1/2 (ME38)      21.65                         0
                                                                      P     14373 1/2 (ME 5)       5.77                         0
                                                                      P                14779      16.29                       169
                                           Patented SR            24                             472.63             0           0
                                                                      P     1699SND               11.86                         0
                                                                      P     2570WT                 0.21                         0
                                                                      P     2776SWS               64.75                         0
                                                                      P     2877WT                16.19                         0
                                                                      P     3228WT                21.04                         0
                                                                      P     3683SWS                2.43                         0
                                                                      P     4668WT                 9.44                         0
                                                                      P     4727WT                 1.74                         0
                                                                      P                 5892      16.34                         0
                                                                      P                 6334      16.34                         0
                                                                      P             6335 1/2      16.34                         0
                                                                      P                 6341      16.34                         0
                                                                      P     6948WT                64.95                         0
                                                                      P     10126WT               16.19                         0
                                                                      P     11316WT                3.05                         0
                                                                      P     11885WT               16.34                         0
                                                                      P     12456WT               16.24                         0
                                                                      P     12464WT               16.34                         0
                                                                      P                13200      16.24                         0
                                                                      P     13320/&13340/1        65.16                         0
                                                                      P                13534      16.24                         0
                                                                      P                13596      16.34                         0
                                                                      P                13709      16.19                         0
                                                                      P                13915      16.34                         0
                                           Unpatented Claim        1                                 16             1    9,669.00
                                                                      P              1036154         16             1    9,669.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
1203 - Coniaurum                                           17                         317.55          0      4,926.00
                                           Patented MR             2                                  0             0           0
                                                                      P     9419WT                    0                         0
                                                                      P     13093WT                   0                         0
                                           Patented MR & SR       13                             247.62             0    4,926.00
                                                                      P     3735WT                16.19                         0
                                                                      P     3736SWS                4.69                         0
                                                                      P     9421WT                64.75                  4,926.00
                                                                      P     9430WT                16.14                         0
                                                                      P                13042      16.19                         0
                                                                      P                13043      16.19                         0
                                                                      P                13044      16.19                         0
                                                                      P                13063      16.29                         0
                                                                      P                13064      16.29                         0
                                                                      P                13065      16.19                         0
                                                                      P                13069      16.19                         0
                                                                      P                13324      16.19                         0
                                                                      P                13597      16.14                         0
                                           Patented SR             2                              69.94             0           0
                                                                      P     9420WT                65.16                         0
                                                                      P     9593WT                 4.78                         0
1205 - East of Tailings                                     3                          48.38          1      9,407.00
                                           Lease MR                2                              32.38             0    3,007.00
                                                                      P               500412      16.19                  1,955.00
                                                                      P               500413      16.19                  1,052.00
                                           Unpatented Claim        1                                 16             1    6,400.00
                                                                      P              1013882         16             1    6,400.00
1208 - Porcupine JV                                         4                          64.85          0             0
                                           Patented MR             4                              64.85             0           0
                                                                      P                13536      16.34                         0
                                                                      P                13539      16.34                         0
                                                                      P                13589      16.09                         0
                                                                      P                13590      16.09                         0
1209 - Porcupine JV                                        38                          749.1          0             0
                                           Patented MR             6                             145.59             0           0
                                                                      P                 6271      16.09                         0
                                                                      P                 6272      16.09                         0
                                                                      P                12994      16.19                         0
                                                                      P                13239      16.09                         0
                                                                      P                14248      16.39                         0
                                                                      P     44835-8               64.75                         0
                                           Patented MR & SR       32                             603.51             0           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                 2917      16.09                         0
                                                                      P     8110WT                64.75                         0
                                                                      P     8111WT                64.14                         0
                                                                      P                 8431      16.29                         0
                                                                      P                 8640      16.24                         0
                                                                      P                12808      16.24                         0
                                                                      P                12891      16.24                         0
                                                                      P                12977        4.1                         0
                                                                      P                12978      16.04                         0
                                                                      P                12979      16.34                         0
                                                                      P                12988      16.09                         0
                                                                      P                12993      16.19                         0
                                                                      P                12998      16.09                         0
                                                                      P                12999      16.19                         0
                                                                      P                13195      16.24                         0
                                                                      P                13270      16.34                         0
                                                                      P                13271      16.34                         0
                                                                      P                13272      16.04                         0
                                                                      P                13274      16.34                         0
                                                                      P                13275      16.34                         0
                                                                      P                13276      16.34                         0
                                                                      P                13277      16.34                         0
                                                                      P                13315      16.29                         0
                                                                      P                13372      16.34                         0
                                                                      P                13558      16.24                         0
                                                                      P                13729      16.09                         0
                                                                      P                13816      16.34                         0
                                                                      P                13817      16.34                         0
                                                                      P                14095      16.24                         0
                                                                      P                14096      16.04                         0
                                                                      P                14097      16.04                         0
                                                                      P                16621      16.24                         0
1211 - Gravel                                               1                          64.95          0             0
                                           Patented MR & SR        1                              64.95             0           0
                                                                      P     3694SEC               64.95                         0
1213 - Tisdale 96                                           1                             16          1      4,190.00
                                           Unpatented Claim        1                                 16             1    4,190.00
                                                                      P              1218640         16             1    4,190.00
1220 - Gervais Tisdale                                      1                             32          2      3,112.00
                                           Unpatented Claim        1                                 32             2    3,112.00
                                                                      P              3001377         32             2    3,112.00
1221 - Caron                                                4                             64          4     12,143.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                           Unpatented Claim        4                                 64             4   12,143.00
                                                                      P              1227968         16             1    3,217.00
                                                                      P              1227969         16             1    2,492.00
                                                                      P              1227970         16             1    3,297.00
                                                                      P              1227971         16             1    3,137.00
1301 - Hallnor 2                                            5                         194.05          0             0
                                           Patented MR             1                                  0             0           0
                                                                      P     13094WT                   0                         0
                                           Patented MR & SR        2                              64.95             0           0
                                                                      P     4736WT                64.75                         0
                                                                      P                19830        0.2                         0
                                           Patented SR             2                              129.1             0           0
                                                                      P     7798WT                64.55                         0
                                                                      P     7799WT                64.55                         0
1302 - Pamour 1 & staked                                   52                         769.34          6             0
                                           Patented MR             5                              32.48             0           0
                                                                      P     9923WT                16.24                         0
                                                                      P     13109WT                   0                         0
                                                                      P     13110WT                   0                         0
                                                                      P     13111WT                   0                         0
                                                                      P                51269      16.24                         0
                                           Patented MR & SR       23                             535.46             0           0
                                                                      P     629SND                64.75                         0
                                                                      P     630SND                64.75                         0
                                                                      P                 1379      16.19                         0
                                                                      P                 7691      16.34                         0
                                                                      P                 7782      16.34                         0
                                                                      P                 8038      16.24                         0
                                                                      P                13205      16.74                         0
                                                                      P                13206      16.74                         0
                                                                      P                13783      16.19                         0
                                                                      P                13784      16.24                         0
                                                                      P                13787      16.24                         0
                                                                      P                13789      30.35                         0
                                                                      P     13792/13793           32.38                         0
                                                                      P     14200/14201           32.17                         0
                                                                      P     14341WT               16.24                         0
                                                                      P     14828/13594           33.49                         0
                                                                      P                18535      16.19                         0
                                                                      P                18536      16.51                         0
                                                                      P                18537      16.19                         0
                                                                      P                18538      16.61                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                18539      16.19                         0
                                                                      P                18540      16.19                         0
                                                                      P                18541      16.19                         0
                                           Patented SR            18                              105.4             0           0
                                                                      P     5360WT                16.19                         0
                                                                      P     5361WT                16.19                         0
                                                                      P     8966WT                 0.24                         0
                                                                      P                 8969       0.05                         0
                                                                      P     8971WT                  2.2                         0
                                                                      P     8972WT                 0.04                         0
                                                                      P     8973WT                 0.04                         0
                                                                      P     9032WT                 2.09                         0
                                                                      P     9033WT                 0.75                         0
                                                                      P     9034WT                 0.13                         0
                                                                      P     9096WT                 2.69                         0
                                                                      P     12875WT               16.24                         0
                                                                      P     12904WT                   0                         0
                                                                      P     13238WT                   0                         0
                                                                      P     13241WT                   0                         0
                                                                      P                13785      16.19                         0
                                                                      P                18533      16.07                         0
                                                                      P                18534      16.31                         0
                                           Unpatented Claim        6                                 96             6           0
                                                                      P              1218639         16             1           0
                                                                      P              1218642         16             1           0
                                                                      P              1218644         16             1           0
                                                                      P              1231013         16             1           0
                                                                      P              1248936         16             1           0
                                                                      P              3003307         16             1           0
1303 - Hoyle JV                                            42                         714.61          0             0
                                           Lease MR                3                              49.03             0           0
                                                                      P                95382      16.34                         0
                                                                      P                95534      16.34                         0
                                                                      P                95543      16.34                         0
                                           Lease MR & SR           1                              16.34             0           0
                                                                      P                95533      16.34                         0
                                           Patented MR             4                              64.95             0           0
                                                                      P                19506      16.24                         0
                                                                      P                19746      16.24                         0
                                                                      P                19755      16.24                         0
                                                                      P                19756      16.24                         0
                                           Patented MR & SR       33                             519.53             0           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P     542SEC                14.97                         0
                                                                      P                 2700      16.19                         0
                                                                      P                 2701      16.19                         0
                                                                      P                 2702      16.39                         0
                                                                      P                 2703      16.34                         0
                                                                      P                 2704      16.39                         0
                                                                      P                 2705      16.39                         0
                                                                      P                 3571      16.24                         0
                                                                      P                 4424      19.22                         0
                                                                      P                 4425      19.22                         0
                                                                      P     6402SEC                1.42                         0
                                                                      P                 7585      16.34                         0
                                                                      P                 7673      16.34                         0
                                                                      P                 7674      16.34                         0
                                                                      P                 9227      16.19                         0
                                                                      P                 9228      16.29                         0
                                                                      P                 9229      16.24                         0
                                                                      P                 9230      16.19                         0
                                                                      P                 9231      16.19                         0
                                                                      P                 9232      16.19                         0
                                                                      P                 9233      16.29                         0
                                                                      P                 9234      16.29                         0
                                                                      P                 9235      15.05                         0
                                                                      P                 9236      16.29                         0
                                                                      P                 9237       13.8                         0
                                                                      P                 9368      16.29                         0
                                                                      P                15826      16.19                         0
                                                                      P                18697      16.19                         0
                                                                      P                18698      17.81                         0
                                                                      P                18746      16.24                         0
                                                                      P                18835      11.41                         0
                                                                      P                18836      16.19                         0
                                                                      P                19761      16.24                         0
                                           Patented SR             1                              64.75             0           0
                                                                      P     9449WT                64.75                         0
1305 - East of Hoyle                                        2                             32          2     12,000.00
                                           Unpatented Claim        2                                 32             2   12,000.00
                                                                      P              1127789         16             1    6,000.00
                                                                      P              1127790         16             1    6,000.00
1306 - Three Nations                                        3                          39.23          0             0
                                           Patented MR & SR        3                              39.23             0           0
                                                                      P                18503      16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                18504       7.08                         0
                                                                      P                18529      15.96                         0
1307 - Broulan                                             55                         952.52          0             0
                                           Patented MR             7                             134.21             0           0
                                                                      P                13086      16.29                         0
                                                                      P                13095      16.27                         0
                                                                      P                13794      16.19                         0
                                                                      P                13943      16.19                         0
                                                                      P     14909/10              35.21                         0
                                                                      P                17544      17.88                         0
                                                                      P                18685      16.19                         0
                                           Patented MR & SR       46                              783.1             0           0
                                                                      P                   44      64.75                         0
                                                                      P                 1193      16.44                         0
                                                                      P                 1780      16.19                         0
                                                                      P                 6578      16.14                         0
                                                                      P                 7640      16.44                         0
                                                                      P                 7643      16.14                         0
                                                                      P                 7644      16.14                         0
                                                                      P                 7645      16.14                         0
                                                                      P                 8872       8.09                         0
                                                                      P                 8873      13.76                         0
                                                                      P                12575      16.59                         0
                                                                      P                12576      16.59                         0
                                                                      P                12691      16.24                         0
                                                                      P                12692      16.24                         0
                                                                      P                12693      15.78                         0
                                                                      P                12694      15.78                         0
                                                                      P                12708      15.99                         0
                                                                      P                12709      15.58                         0
                                                                      P                12727      16.14                         0
                                                                      P                12743      16.19                         0
                                                                      P                12804      16.24                         0
                                                                      P                12805      16.24                         0
                                                                      P                12892      16.14                         0
                                                                      P                13087      16.44                         0
                                                                      P                13090      16.19                         0
                                                                      P                13091      15.58                         0
                                                                      P                13092      16.44                         0
                                                                      P                13096      15.99                         0
                                                                      P                13097      16.44                         0
                                                                      P                13170      16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                13171      16.19                         0
                                                                      P                13728      16.14                         0
                                                                      P                14202      18.11                         0
                                                                      P                14566      16.44                         0
                                                                      P                14597      16.19                         0
                                                                      P                14601      16.19                         0
                                                                      P                14843      16.19                         0
                                                                      P                14908      16.49                         0
                                                                      P            14932 1/2      16.49                         0
                                                                      P            14933 1/2      16.49                         0
                                                                      P                18522      15.45                         0
                                                                      P                18523      14.89                         0
                                                                      P                18524      15.05                         0
                                                                      P                18686      16.88                         0
                                                                      P                18995      16.19                         0
                                                                      P                18996      16.49                         0
                                           Patented SR             2                              35.21             0           0
                                                                      P                14190       17.6                         0
                                                                      P                14909       17.6                         0
1308 - South of Hoyle S                                     4                            160         10             0
                                           Unpatented Claim        4                                160            10           0
                                                                      P              1128986         16             1           0
                                                                      P              1201575         64             4           0
                                                                      P              1204394         64             4           0
                                                                      P              1204397         16             1           0
1309 - Grant                                                1                             16          1             0
                                           Unpatented Claim        1                                 16             1           0
                                                                      P              1189292         16             1           0
1310 - Meunier JV                                           7                         111.78          6             0
                                           Patented MR & SR        1                              15.78             0           0
                                                                      P                12914      15.78                         0
                                           Unpatented Claim        6                                 96             6           0
                                                                      P               753442         16             1           0
                                                                      P               783671         16             1           0
                                                                      P               783672         16             1           0
                                                                      P               789905         16             1           0
                                                                      P               915947         16             1           0
                                                                      P              1028991         16             1           0
1311 - Coyne                                                2                             32          2             0
                                           Unpatented Claim        2                                 32             2           0
                                                                      P              1218671         16             1           0
                                                                      P              1218673         16             1           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
1320 - Tanager                                              3                          24.89          0             0
                                           Lic. of Occupation      1                              11.33             0           0
                                                                            3604LO                11.33                         0
                                           Patented MR & SR        2                              13.56             0           0
                                                                      P                 7718       7.89                         0
                                                                      P                 7719       5.67                         0
1321 - Pamour Pit Associated Acquisitions                  12                              0          0             0
                                           Patented MR & SR        1                                  0             0           0
                                                                            1017WT                    0                         0
                                           Patented SR            11                                  0             0           0
                                                                            3551WT                    0                         0
                                                                            6650WT                    0                         0
                                                                            6663WT                    0                         0
                                                                            7290WT                    0                         0
                                                                            8195WT                    0                         0
                                                                            8807WT                    0                         0
                                                                            8808WT                    0                         0
                                                                            11834WT                   0                         0
                                                                            12270WT                   0                         0
                                                                            13768WT                   0                         0
                                                                            14122WT                   0                         0
1350 - Drew/Schumacher claim                                1                             16          0    113,985.00
                                           Patented MR & SR        1                                 16             0  113,985.00
                                                                            3972WT                   16                113,985.00
1411 - Parsons                                              2                          37.43          0             0
                                           Lease MR                2                              37.43             0           0
                                                                      L               547984      18.72                         0
                                                                      L               547985      18.72                         0
1601 - Goldhawk North                                       5                          82.84          0             0
                                           Patented MR & SR        5                              82.84             0           0
                                                                      P     1HR/HR11/HR12         16.19                         0
                                                                      P                 9333      16.75                         0
                                                                      P                 9334      16.19                         0
                                                                      P                12508      17.52                         0
                                                                      P                12631      16.19                         0
1602 - Hydra                                               16                         651.98          0             0
                                           Lease MR & SR           1                              16.19             0           0
                                                                      P                 7801      16.19                         0
                                           Lic. of Occupation      2                             432.14             0           0
                                                                      P                  931      26.71                         0
                                                                      P                 3244     405.43                         0
                                           Patented MR & SR       13                             203.65             0           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P                  565      17.31                         0
                                                                      P                 1394      14.07                         0
                                                                      P                 8356      15.18                         0
                                                                      P                 8357         17                         0
                                                                      P                 8566      10.93                         0
                                                                      P                 9421      18.21                         0
                                                                      P                 9422      10.52                         0
                                                                      P                 9898       17.1                         0
                                                                      P                10656       16.8                         0
                                                                      P                12371      14.85                         0
                                                                      P                12372      22.86                         0
                                                                      P                15603       17.2                         0
                                                                      P                15604      11.64                         0
1603 - Goldhawk East                                        6                         106.07          0    375,156.00
                                           Patented MR & SR        6                             106.07             0  375,156.00
                                                                      P                12509      16.19                         0
                                                                      P                12578      18.45                         0
                                                                      P                12579      25.05                229,760.00
                                                                      P                12580      12.42                         0
                                                                      P                12583      15.38                         0
                                                                      P                12679      18.58                145,396.00
1604 - Karpovich/Rousseau                                   2                          18.93          0             0
                                           Lease MR                2                              18.93             0           0
                                                                      P              1130159      10.93                         0
                                                                      P              1160160       8.01                         0
1605 - Karpovich East                                       1                              0          0             0
                                           Lease MR                1                                  0             0           0
                                                                      P               567201          0                         0
1606 - Hopson                                              10                         167.59          0    145,848.00
                                           Lease MR               10                             167.59             0  145,848.00
                                                                      P               546619      15.96                         0
                                                                      P               546620      21.72                104,004.00
                                                                      P               546621      14.16                 41,844.00
                                                                      P               546622       5.79                         0
                                                                      P               546623      11.33                         0
                                                                      P               546624      21.72                         0
                                                                      P               546625      21.72                         0
                                                                      P               546626      16.19                         0
                                                                      P               546627      17.63                         0
                                                                      P               555233      21.36                         0
1607 - North Ronnoco                                        9                         136.26          0             0
                                           Lease MR                9                             136.26             0           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               532104      18.12                         0
                                                                      P               532105      28.73                         0
                                                                      P               532106      16.39                         0
                                                                      P               532107      10.36                         0
                                                                      P               532108       8.93                         0
                                                                      P               532109      15.82                         0
                                                                      P               532110         23                         0
                                                                      P               532111      14.33                         0
                                                                      P               532112       0.58                         0
1608 - South Ronnoco                                       19                         274.68         10             0
                                           Lease MR                8                             124.32             0           0
                                                                      P               371157      14.57                         0
                                                                      P               371158       7.26                         0
                                                                      P               567511          0                         0
                                                                      P               567512      20.36                         0
                                                                      P               567513      20.74                         0
                                                                      P               567514      29.73                         0
                                                                      P               567515      14.54                         0
                                                                      P               567516      17.11                         0
                                           Lease MR & SR           1                              14.57             0           0
                                                                      P               371156      14.57                         0
                                           Unpatented Claim       10                             135.79            10           0
                                                                      P               790497      16.19             1           0
                                                                      P               790547         16             1           0
                                                                      P               790588         17             1           0
                                                                      P               849668       6.48             1           0
                                                                      P               849670       7.28             1           0
                                                                      P               995002      16.19             1           0
                                                                      P               995003      16.19             1           0
                                                                      P               995005      16.19             1           0
                                                                      P               995075      16.19             1           0
                                                                      P               995351       8.09             1           0
1609 - North of Hydra                                       4                          64.46          1      6,400.00
                                           Lease MR & SR           3                              48.46             0           0
                                                                      P                33170       9.23                         0
                                                                      P                33171      22.86                         0
                                                                      P                33172      16.37                         0
                                           Unpatented Claim        1                                 16             1    6,400.00
                                                                      P              1029586         16             1    6,400.00
1610 - South of Hydra                                      16                            256         16    121,600.00
                                           Unpatented Claim       16                                256            16  121,600.00
                                                                      P               724599         16             1    7,600.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               724600         16             1    7,600.00
                                                                      P               724601         16             1    7,600.00
                                                                      P               724602         16             1    7,600.00
                                                                      P               724603         16             1    7,600.00
                                                                      P               724604         16             1    7,600.00
                                                                      P               724605         16             1    7,600.00
                                                                      P               724606         16             1    7,600.00
                                                                      P               724607         16             1    7,600.00
                                                                      P               724608         16             1    7,600.00
                                                                      P               724609         16             1    7,600.00
                                                                      P               724610         16             1    7,600.00
                                                                      P               724611         16             1    7,600.00
                                                                      P               779926         16             1    7,600.00
                                                                      P               779927         16             1    7,600.00
                                                                      P               779928         16             1    7,600.00
1611 - South Matheson                                       1                          65.15          0             0
                                           Lease MR                1                              65.15             0           0
                                                                      P     779810-813            65.15                         0
1612 - SE of Hydra                                         32                            512         32    218,800.00
                                           Unpatented Claim       32                                512            32  218,800.00
                                                                      P               867797         16             1    6,800.00
                                                                      P               867798         16             1    6,800.00
                                                                      P               867799         16             1    6,800.00
                                                                      P               867800         16             1    6,800.00
                                                                      P               868201         16             1    6,800.00
                                                                      P               868202         16             1    6,800.00
                                                                      P               868203         16             1    6,800.00
                                                                      P               868204         16             1    6,800.00
                                                                      P               868205         16             1    6,800.00
                                                                      P               868206         16             1    6,800.00
                                                                      P               868207         16             1    6,800.00
                                                                      P               868208         16             1    6,800.00
                                                                      P               868209         16             1    6,800.00
                                                                      P               868210         16             1    6,800.00
                                                                      P               868211         16             1    7,200.00
                                                                      P               868212         16             1    7,200.00
                                                                      P               868213         16             1    7,200.00
                                                                      P               868214         16             1    6,800.00
                                                                      P               868215         16             1    6,800.00
                                                                      P               868216         16             1    6,800.00
                                                                      P               868217         16             1    6,800.00
                                                                      P               868218         16             1    6,800.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               868219         16             1    6,800.00
                                                                      P               868220         16             1    6,800.00
                                                                      P               868221         16             1    6,800.00
                                                                      P               868222         16             1    6,800.00
                                                                      P               868223         16             1    6,800.00
                                                                      P               868224         16             1    6,800.00
                                                                      P               868225         16             1    6,800.00
                                                                      P               868226         16             1    6,800.00
                                                                      P               868227         16             1    6,800.00
                                                                      P               868228         16             1    6,800.00
1613 - McHugh/McLay                                         6                          92.53          0             0
                                           Patented MR & SR        6                              92.53             0           0
                                                                      P                18373       8.12                         0
                                                                      P                18374      18.24                         0
                                                                      P                18375      16.86                         0
                                                                      P                18376      17.51                         0
                                                                      P                18377       14.9                         0
                                                                      P                18378       16.9                         0
1614 - North Matheson                                       1                          61.48          0           412
                                           Patented MR             1                              61.48             0         412
                                                                      P     8346SEC               61.48                       412
1615 - Goose Creek                                         76                       1,216.00         76    446,000.00
                                           Unpatented Claim       76                           1,216.00            76  446,000.00
                                                                      P               970001         16             1    6,000.00
                                                                      P               970002         16             1    6,000.00
                                                                      P               970003         16             1    6,000.00
                                                                      P              1026095         16             1    6,000.00
                                                                      P              1026096         16             1    6,000.00
                                                                      P              1026097         16             1    6,000.00
                                                                      P              1026098         16             1    6,000.00
                                                                      P              1026099         16             1    6,000.00
                                                                      P              1030718         16             1    6,000.00
                                                                      P              1030719         16             1    6,000.00
                                                                      P              1030720         16             1    6,000.00
                                                                      P              1030721         16             1    6,000.00
                                                                      P              1030722         16             1    6,000.00
                                                                      P              1030723         16             1    6,000.00
                                                                      P              1030724         16             1    6,000.00
                                                                      P              1030725         16             1    6,000.00
                                                                      P              1030726         16             1    6,000.00
                                                                      P              1030727         16             1    6,000.00
                                                                      P              1031177         16             1    6,000.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              1031178         16             1    6,000.00
                                                                      P              1031180         16             1    6,000.00
                                                                      P              1031181         16             1    6,000.00
                                                                      P              1031183         16             1    6,000.00
                                                                      P              1031184         16             1    6,000.00
                                                                      P              1031185         16             1    6,000.00
                                                                      P              1031186         16             1    6,000.00
                                                                      P              1031187         16             1    6,000.00
                                                                      P              1031188         16             1    6,000.00
                                                                      P              1031189         16             1    6,000.00
                                                                      P              1031190         16             1    6,000.00
                                                                      P              1031191         16             1    6,000.00
                                                                      P              1031192         16             1    6,000.00
                                                                      P              1031193         16             1    6,000.00
                                                                      P              1031194         16             1    6,000.00
                                                                      P              1031195         16             1    6,000.00
                                                                      P              1031217         16             1    6,000.00
                                                                      P              1031218         16             1    6,000.00
                                                                      P              1031219         16             1    6,000.00
                                                                      P              1031220         16             1    6,000.00
                                                                      P              1031221         16             1    6,000.00
                                                                      P              1031222         16             1    6,000.00
                                                                      P              1031223         16             1    6,000.00
                                                                      P              1031224         16             1    6,000.00
                                                                      P              1031225         16             1    6,000.00
                                                                      P              1031226         16             1    6,000.00
                                                                      P              1031227         16             1    6,000.00
                                                                      P              1031228         16             1    6,000.00
                                                                      P              1031229         16             1    6,000.00
                                                                      P              1031230         16             1    6,000.00
                                                                      P              1031231         16             1    6,000.00
                                                                      P              1031232         16             1    6,000.00
                                                                      P              1031233         16             1    6,000.00
                                                                      P              1031234         16             1    6,000.00
                                                                      P              1031235         16             1    6,000.00
                                                                      P              1031236         16             1    6,000.00
                                                                      P              1031237         16             1    6,000.00
                                                                      P              1031238         16             1    6,000.00
                                                                      P              1031239         16             1    6,000.00
                                                                      P              1031240         16             1    6,000.00
                                                                      P              1031241         16             1    6,000.00
                                                                      P              1031242         16             1    6,000.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              1031243         16             1    6,000.00
                                                                      P              1031244         16             1    6,000.00
                                                                      P              1031245         16             1    6,000.00
                                                                      P              1031246         16             1    6,000.00
                                                                      P              1031247         16             1    6,000.00
                                                                      P              1031248         16             1    6,000.00
                                                                      P              1031249         16             1    6,000.00
                                                                      P              1031250         16             1    6,000.00
                                                                      P              1031251         16             1    6,000.00
                                                                      P              1128382         16             1    5,200.00
                                                                      P              1128383         16             1    5,200.00
                                                                      P              1128384         16             1           0
                                                                      P              1128427         16             1    5,200.00
                                                                      P              1128428         16             1    5,200.00
                                                                      P              1128446         16             1    5,200.00
1616 - Ronnoco                                              8                          92.07          0             0
                                           Patented MR & SR        8                              92.07             0           0
                                                                      P                 6140      16.19                         0
                                                                      P                 7628       4.53                         0
                                                                      P                 7935       9.71                         0
                                                                      P                 8606      15.38                         0
                                                                      P                 8608      15.38                         0
                                                                      P                 8609         10                         0
                                                                      P                 8721      14.25                         0
                                                                      P                16923       6.64                         0
1617 - Croxall/Kangas                                      34                            544         34    216,800.00
                                           Unpatented Claim       34                                544            34  216,800.00
                                                                      P              1025818         16             1    7,200.00
                                                                      P              1025819         16             1    7,200.00
                                                                      P              1025820         16             1    7,200.00
                                                                      P              1025821         16             1    7,200.00
                                                                      P              1025822         16             1    7,200.00
                                                                      P              1025823         16             1    6,400.00
                                                                      P              1025824         16             1    6,400.00
                                                                      P              1025825         16             1    6,400.00
                                                                      P              1025826         16             1    6,400.00
                                                                      P              1025827         16             1    6,400.00
                                                                      P              1025828         16             1    6,400.00
                                                                      P              1025829         16             1    6,400.00
                                                                      P              1025830         16             1    6,400.00
                                                                      P              1025831         16             1    6,400.00
                                                                      P              1025832         16             1    6,400.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              1025833         16             1    6,400.00
                                                                      P              1025834         16             1    6,400.00
                                                                      P              1025835         16             1    6,400.00
                                                                      P              1025836         16             1    6,400.00
                                                                      P              1025837         16             1    6,400.00
                                                                      P              1025838         16             1    6,000.00
                                                                      P              1025839         16             1    6,000.00
                                                                      P              1025840         16             1    6,000.00
                                                                      P              1025841         16             1    6,000.00
                                                                      P              1025842         16             1    6,000.00
                                                                      P              1025843         16             1    6,400.00
                                                                      P              1025844         16             1    6,400.00
                                                                      P              1025847         16             1    6,000.00
                                                                      P              1025848         16             1    6,000.00
                                                                      P              1025849         16             1    6,000.00
                                                                      P              1025850         16             1    6,000.00
                                                                      P              1025851         16             1    6,000.00
                                                                      P              1025852         16             1    6,000.00
                                                                      P              1025867         16             1    6,000.00
1620 - Ronnoco East                                         2                          36.02          0             0
                                           Patented MR & SR        2                              36.02             0           0
                                                                      P                 8279      16.19                         0
                                                                      P                 8280      19.83                         0
1621 - Cabre                                                2                              0          0             0
                                           Lease MR                2                                  0             0           0
                                                                      P                53644          0                         0
                                                                      P                55056          0                         0
1622 - Ronnoco South                                        1                            192         12     43,200.00
                                           Unpatented Claim        1                                192            12   43,200.00
                                                                      P              1129803        192            12   43,200.00
1627 - Gryba                                                7                            208         13     38,400.00
                                           Unpatented Claim        7                                208            13   38,400.00
                                                                      P              1188861         16             1    4,000.00
                                                                      P              1188862         16             1    4,000.00
                                                                      P              1188871         16             1    4,000.00
                                                                      P              1188883         16             1    4,000.00
                                                                      P              1188884         16             1    4,000.00
                                                                      P              1224101         16             1    1,600.00
                                                                      P              1224102        112             7   16,800.00
1800 - Hoylepond OPS                                       54                       1,772.97          0             0
                                           Lease                   2                              80.94             0           0
                                                                            1134LC                16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                            1546LC                64.75                         0
                                           Lease MR               23                             385.27             0           0
                                                                            1831LC                32.38                         0
                                                                            1834LC                    0                         0
                                                                            1864LC                    0                         0
                                                                            1867LC                    0                         0
                                                                            3074SWS               64.75                         0
                                                                      P                44696      16.19                         0
                                                                      P                44697      16.19                         0
                                                                      P                44698      16.19                         0
                                                                      P                44699      16.19                         0
                                                                      P                65016      16.19                         0
                                                                      P                65017      16.19                         0
                                                                      P                65018      16.19                         0
                                                                      P                65019      16.19                         0
                                                                      P                90074      16.19                         0
                                                                      P                90075      16.19                         0
                                                                      P                92244      16.19                         0
                                                                      P                92245      16.19                         0
                                                                      P                93116      15.38                         0
                                                                      P                93412      15.38                         0
                                                                      P                93413      15.38                         0
                                                                      P                93414      15.38                         0
                                                                      P                94325      16.19                         0
                                                                      P                94326      16.19                         0
                                           Lease MR & SR           9                             145.69             0           0
                                                                      P               101382      16.19                         0
                                                                      P               101383      16.19                         0
                                                                      P               397629      16.19                         0
                                                                      P               397630      16.19                         0
                                                                      P               397631      16.19                         0
                                                                      P               413958      16.19                         0
                                                                      P               508687      16.19                         0
                                                                      P               508688      16.19                         0
                                                                      P               508689      16.19                         0
                                           Patented MR             8                             450.63             0           0
                                                                            1755SEC               64.95                         0
                                                                            6302SEC               64.75                         0
                                                                            13435SEC              64.14                         0
                                                                            22926SEC              64.55                         0
                                                                            24182SEC              64.55                         0
                                                                            24183SEC              64.55                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                            24226SEC              32.38                         0
                                                                            24227SEC              30.76                         0
                                           Patented MR & SR        6                              482.6             0           0
                                                                            5132SEC               64.75                         0
                                                                            9088SEC               63.74                         0
                                                                            16480SEC              62.73                         0
                                                                            17091SEC              64.75                         0
                                                                            17092SEC              64.75                         0
                                                                            22931SEC             161.88                         0
                                           Patented SR             6                             227.83             0           0
                                                                            3559SEC               64.14                         0
                                                                            9092SEC               64.75                         0
                                                                            15125SEC              16.19                         0
                                                                            15503SEC              16.19                         0
                                                                            18797SEC              64.95                         0
                                                                            24169SEC                1.6                         0
1801 - Hoyle Staked                                         3                            192         12             0
                                           Unpatented Claim        3                                192            12           0
                                                                      P              3006710         64             4           0
                                                                      P              3006711         64             4           0
                                                                      P              3006712         64             4           0
1804 - Thundermin JV                                        1                          32.38          0             0
                                           Patented MR & SR        1                              32.38             0           0
                                                                            22896SEC              32.38                         0
2001 - Allerston                                            8                         127.53          0             0
                                           Lease MR & SR           8                             127.53             0           0
                                                                      P               515775      15.94                         0
                                                                      P               515776      15.94                         0
                                                                      P               515777      15.94                         0
                                                                      P               515778      15.94                         0
                                                                      P               515779      15.94                         0
                                                                      P               515780      15.94                         0
                                                                      P               515781      15.94                         0
                                                                      P               515782      15.94                         0
2002 - Fisher                                               1                          64.75          0             0
                                           Patented SR             1                              64.75             0           0
                                                                            15504SEC              64.75                         0
2003 - Londry                                              31                            496         31    214,800.00
                                           Unpatented Claim       31                                496            31  214,800.00
                                                                      P              1114814         16             1    7,200.00
                                                                      P              1114815         16             1    7,200.00
                                                                      P              1114816         16             1    7,200.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              1114817         16             1    7,200.00
                                                                      P              1114818         16             1    7,200.00
                                                                      P              1114819         16             1    7,200.00
                                                                      P              1114973         16             1    7,200.00
                                                                      P              1114974         16             1    7,200.00
                                                                      P              1114975         16             1    7,200.00
                                                                      P              1114976         16             1    7,200.00
                                                                      P              1115238         16             1    7,200.00
                                                                      P              1115239         16             1    7,200.00
                                                                      P              1115240         16             1    7,200.00
                                                                      P              1115242         16             1    7,200.00
                                                                      P              1115248         16             1    7,200.00
                                                                      P              1115249         16             1    7,200.00
                                                                      P              1115250         16             1    7,200.00
                                                                      P              1115251         16             1    7,200.00
                                                                      P              1115252         16             1    7,200.00
                                                                      P              1115253         16             1    7,200.00
                                                                      P              1115254         16             1    7,200.00
                                                                      P              1115255         16             1    7,200.00
                                                                      P              1115290         16             1    7,200.00
                                                                      P              1115291         16             1    7,200.00
                                                                      P              1115292         16             1    7,200.00
                                                                      P              1115293         16             1    7,200.00
                                                                      P              1132586         16             1    6,800.00
                                                                      P              1133770         16             1    5,200.00
                                                                      P              1190915         16             1    5,200.00
                                                                      P              1193734         16             1    5,200.00
                                                                      P              1193820         16             1    5,200.00
2004 - Rose                                                 1                          64.75          0             0
                                           Patented MR & SR        1                              64.75             0           0
                                                                            24472SEC              64.75                         0
2006 - Geiger                                               1                          65.36          0             0
                                           Patented MR & SR        1                              65.36             0           0
                                                                            1487SND               65.36                         0
2010 - Murphy Staked                                        2                            512          2             0
                                           Unpatented Claim        2                                512             2           0
                                                                      P              1218912        256             1           0
                                                                      P              3005222        256             1           0
2101 - Prentice                                             1                          64.95          0             0
                                           Patented MR             1                              64.95             0           0
                                                                            460SND                64.95                         0
2102 - Wetmore                                              7                         161.91          0             0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                           Patented MR             3                              96.95             0           0
                                                                            12140SEC              64.95                         0
                                                                      P                25241         16                         0
                                                                      P                25242         16                         0
                                           Patented MR & SR        4                              64.95             0           0
                                                                            12148SEC              16.24                         0
                                                                            12149SEC              16.24                         0
                                                                            12150SEC              16.24                         0
                                                                            12151SEC              16.24                         0
2103 - Whitney                                             27                         431.22          0             0
                                           Lease MR               27                             431.22             0           0
                                                                      P               528935      16.09                         0
                                                                      P               528936      16.09                         0
                                                                      P               536805      15.53                         0
                                                                      P               536806      15.53                         0
                                                                      P               536913      16.09                         0
                                                                      P               536914      16.09                         0
                                                                      P               536915      16.09                         0
                                                                      P               537003      16.09                         0
                                                                      P               537004      16.09                         0
                                                                      P               537013      16.04                         0
                                                                      P               567943      16.45                         0
                                                                      P               567949      16.04                         0
                                                                      P               567954      16.45                         0
                                                                      P               568289      15.53                         0
                                                                      P               568367      15.53                         0
                                                                      P               577575      16.04                         0
                                                                      P               577576      15.53                         0
                                                                      P               577577      15.53                         0
                                                                      P               577583      16.04                         0
                                                                      P               591260      16.15                         0
                                                                      P               591261      16.15                         0
                                                                      P               591262      16.09                         0
                                                                      P               591263      16.15                         0
                                                                      P               591266      16.15                         0
                                                                      P               617638      16.09                         0
                                                                      P               617639      15.53                         0
                                                                      P               834149      16.04                         0
2104 - R-H-Y                                                2                             48          3             0
                                           Unpatented Claim        2                                 48             3           0
                                                                      P              1193792         32             2           0
                                                                      P              1193793         16             1           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
2106 - Whitney 2                                            1                             16          1             0
                                           Unpatented Claim        1                                 16             1           0
                                                                      P              1236909         16             1           0
2201 - Marlhill Mine                                        1                          64.75          0             0
                                           Patented SR             1                              64.75             0           0
                                                                            24053SEC              64.75                         0
2202 - Broulan                                              4                          64.75          0             0
                                           Lease MR                4                              64.75             0           0
                                                                      P                44700      16.19                         0
                                                                      P                44701      16.19                         0
                                                                      P                44707      16.19                         0
                                                                      P                44708      16.19                         0
2203 - Marlhill                                             1                          48.56          0             0
                                           Patented MR & SR        1                              48.56             0           0
                                                                            13436SEC              48.56                         0
2204 - Stringer                                             1                          64.75          0             0
                                           Patented MR             1                              64.75             0           0
                                                                            10568SEC              64.75                         0
2205 - Dommel                                               1                          62.73          0             0
                                           Patented MR & SR        1                              62.73             0           0
                                                                            9083SEC               62.73                         0
2206 - Dennis                                               1                          64.35          0             0
                                           Patented MR & SR        1                              64.35             0           0
                                                                            1485SND               64.35                         0
2207 - Bee                                                  1                          66.17          0             0
                                           Patented MR & SR        1                              66.17             0           0
                                                                            24515SEC              66.17                         0
2803 - GM                                                   3                          48.36          0             0
                                           Lease MR                3                              48.36             0           0
                                                                      P               530646      16.19                         0
                                                                      P               530647      16.23                         0
                                                                      P               595535      15.95                         0
2804 - Tisdale 1                                            1                             16          1             0
                                           Unpatented Claim        1                                 16             1           0
                                                                      P              1229276         16             1           0
2805 - Tisdale 2                                            1                             32          2      4,800.00
                                           Unpatented Claim        1                                 32             2    4,800.00
                                                                      P              1228930         32             2    4,800.00
2806 - Tisdale 3                                            2                             80          5             0
                                           Unpatented Claim        2                                 80             5           0
                                                                      P              1228931         64             4           0
                                                                      P              1228932         16             1           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
3001 - Hoyle 1                                              4                          58.92          0             0
                                           Lease MR & SR           4                              58.92             0           0
                                                                      P               540402      14.73                         0
                                                                      P               540403      14.73                         0
                                                                      P               540404      14.73                         0
                                                                      P               540405      14.73                         0
3002 - Hoyle 2                                             12                         194.56          0             0
                                           Lease MR & SR          12                             194.56             0           0
                                                                      P               525270      15.64                         0
                                                                      P               525271      15.64                         0
                                                                      P               525272       16.5                         0
                                                                      P               525273       16.5                         0
                                                                      P               525274      15.64                         0
                                                                      P               525275      15.64                         0
                                                                      P               525276       16.5                         0
                                                                      P               525277       16.5                         0
                                                                      P               525303       16.5                         0
                                                                      P               525304       16.5                         0
                                                                      P               525305       16.5                         0
                                                                      P               525306       16.5                         0
3003 - Hoyle 3                                              1                          65.97          0             0
                                           Patented SR             1                              65.97             0           0
                                                                            16933SEC              65.97                         0
3004 - Hoyle 4                                              1                          66.37          0             0
                                           Patented MR & SR        1                              66.37             0           0
                                                                            16931SEC              66.37                         0
3005 - Hoyle 5                                             15                         243.97          0             0
                                           Lease MR & SR          15                             243.97             0           0
                                                                      P               508690      16.29                         0
                                                                      P               508691      16.29                         0
                                                                      P               508692      16.29                         0
                                                                      P               515647      16.19                         0
                                                                      P               515648      16.19                         0
                                                                      P               515649      16.19                         0
                                                                      P               515650      16.19                         0
                                                                      P               516160      16.19                         0
                                                                      P               516161      16.19                         0
                                                                      P               516162      16.19                         0
                                                                      P               516163      16.19                         0
                                                                      P               516164       16.4                         0
                                                                      P               516165       16.4                         0
                                                                      P               516166       16.4                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               516167       16.4                         0
3006 - Hoyle 6                                             12                         195.41          0             0
                                           Lease MR               12                             195.41             0           0
                                                                      P                92232      16.35                         0
                                                                      P                92233      16.35                         0
                                                                      P                92234      16.35                         0
                                                                      P                92235      16.35                         0
                                                                      P                92236      16.35                         0
                                                                      P                92237      16.41                         0
                                                                      P                92238      16.35                         0
                                                                      P                92239      16.35                         0
                                                                      P                92240      16.14                         0
                                                                      P                92241      16.14                         0
                                                                      P                92242      16.14                         0
                                                                      P                92243      16.14                         0
3007 - Hoyle 7                                              4                          64.56          0             0
                                           Lease MR                4                              64.56             0           0
                                                                      P                88666      16.14                         0
                                                                      P                88667      16.14                         0
                                                                      P                88668      16.14                         0
                                                                      P                89074      16.14                         0
3008 - Hoyle 8                                              1                          64.95          0             0
                                           Patented MR             1                              64.95             0           0
                                                                      P     22929SEC              64.95                         0
3009 - Hoyle 9                                              1                          64.55          0             0
                                           Patented MR             1                              64.55             0           0
                                                                            22928SEC              64.55                         0
3010 - Hoyle 10                                             1                          64.35          0             0
                                           Patented MR             1                              64.35             0           0
                                                                            22927SEC              64.35                         0
3011 - Hoyle 11                                             4                          64.15          0             0
                                           Lease MR                4                              64.15             0           0
                                                                      P                53962      16.04                         0
                                                                      P                53963      16.04                         0
                                                                      P                53964      16.04                         0
                                                                      P                53965      16.04                         0
3012 - Hoyle 12                                             4                          64.75          0             0
                                           Lease MR                4                              64.75             0           0
                                                                      P                54317      16.19                         0
                                                                      P                54318      16.19                         0
                                                                      P                54319      16.19                         0
                                                                      P                54320      16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
3013 - Hoyle 13                                             4                          64.75          0             0
                                           Lease MR                4                              64.75             0           0
                                                                      P                69459      16.19                         0
                                                                      P                69460      16.19                         0
                                                                      P                69461      16.19                         0
                                                                      P                69462      16.19                         0
3014 - Hoyle 14                                             1                          64.14          0             0
                                           Patented MR             1                              64.14             0           0
                                                                      P     22930SEC              64.14                         0
3015 - Hoyle 15                                             8                         127.53          0             0
                                           Lease MR                8                             127.53             0           0
                                                                      P               214228      15.94                         0
                                                                      P               214229      15.94                         0
                                                                      P               214230      15.94                         0
                                                                      P               214231      15.94                         0
                                                                      P               214255      15.94                         0
                                                                      P               214256      15.94                         0
                                                                      P               214257      15.94                         0
                                                                      P               214258      15.94                         0
3016 - Hoyle 16                                             4                           64.2          0             0
                                           Lease MR & SR           4                               64.2             0           0
                                                                      P               363518      16.05                         0
                                                                      P               363519      16.05                         0
                                                                      P               363520      16.05                         0
                                                                      P               363521      16.05                         0
3017 - Hoyle 17 (Squaw Island)                              1                           3.84          0             0
                                           Patented MR & SR        1                               3.84             0           0
                                                                      P                 2095       3.84                         0
3023 - Murphy 1                                            16                         257.92          0             0
                                           Lease MR & SR          16                             257.92             0           0
                                                                      P               516562      16.12                         0
                                                                      P               516563      16.12                         0
                                                                      P               516564      16.12                         0
                                                                      P               516565      16.12                         0
                                                                      P               516572      16.12                         0
                                                                      P               516573      16.12                         0
                                                                      P               516574      16.12                         0
                                                                      P               516575      16.12                         0
                                                                      P               546519      16.12                         0
                                                                      P               546522      16.12                         0
                                                                      P               546523      16.12                         0
                                                                      P               546524      16.12                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               546525      16.12                         0
                                                                      P               546526      16.12                         0
                                                                      P               546527      16.12                         0
                                                                      P               546528      16.12                         0
3024 - Matheson 1                                           2                          33.19          0             0
                                           Lease MR                2                              33.19             0           0
                                                                      P               371443      16.59                         0
                                                                      P               371444      16.59                         0
3025 - Matheson 2                                           1                          64.75          0           414
                                           Patented MR & SR        1                              64.75             0         414
                                                                      P     6SEC                  64.75                       414
3026 - Matheson 3                                           2                          48.38          0      9,006.00
                                           Lease MR                2                              48.38             0    9,006.00
                                                                      P               525298      32.38                  4,606.00
                                                                      P               525299         16                  4,400.00
3027 - Matheson 4                                           1                          64.75          0             0
                                           Patented MR             1                              64.75             0           0
                                                                      P     24055SEC              64.75                         0
3030 - Matheson 7                                           1                          31.36          0             0
                                           Patented MR             1                              31.36             0           0
                                                                            9950SEC               31.36                         0
3032 - Matheson 9                                           2                          66.78          0             0
                                           Patented MR             1                              33.39             0           0
                                                                      P     6636SEC               33.39                         0
                                           Patented SR             1                              33.39             0           0
                                                                      P     12521SEC              33.39                         0
3033 - Matheson 10                                          4                          64.75          0             0
                                           Lease MR                4                              64.75             0           0
                                                                      P               516604      16.19                         0
                                                                      P               516605      16.19                         0
                                                                      P               521780      16.19                         0
                                                                      P               521781      16.19                         0
3034 - Matheson 11                                          1                           29.2          0             0
                                           Patented MR             1                               29.2             0           0
                                                                      P     14191SEC               29.2                         0
3035 - Matheson 12                                          2                             32          2     16,000.00
                                           Unpatented Claim        2                                 32             2   16,000.00
                                                                      P               805693         16             1    8,000.00
                                                                      P               805694         16             1    8,000.00
3036 - Matheson 13                                          1                          16.19          0             0
                                           Patented MR & SR        1                              16.19             0           0
                                                                      P                20202      16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
3037 - Matheson 14                                          1                          16.19          0             0
                                           Patented MR & SR        1                              16.19             0           0
                                                                      P                20203      16.19                         0
3038 - Matheson 15                                          1                          16.19          0             0
                                           Patented MR & SR        1                              16.19             0           0
                                                                      P                20204      16.19                         0
3039 - Matheson 16                                          1                          16.19          0             0
                                           Patented MR & SR        1                              16.19             0           0
                                                                      P                20205      16.19                         0
3040 - Matheson 17                                         16                         259.01          0             0
                                           Lease MR               16                             259.01             0           0
                                                                      P               525091      16.19                         0
                                                                      P               528343      16.19                         0
                                                                      P               528344      16.19                         0
                                                                      P               528345      16.19                         0
                                                                      P               528346      16.19                         0
                                                                      P               528347      16.19                         0
                                                                      P               528348      16.19                         0
                                                                      P               528349      16.19                         0
                                                                      P               528371      16.19                         0
                                                                      P               528372      16.19                         0
                                                                      P               528373      16.19                         0
                                                                      P               528404      16.19                         0
                                                                      P               528405      16.19                         0
                                                                      P               528406      16.19                         0
                                                                      P               528407      16.19                         0
                                                                      P               528408      16.19                         0
3041 - Matheson 18                                          2                          32.38          0             0
                                           Lease MR                2                              32.38             0           0
                                                                      P               528340      16.19                         0
                                                                      P               528341      16.19                         0
3042 - Matheson 19                                         15                         242.82          0             0
                                           Lease MR               15                             242.82             0           0
                                                                      P               528351      16.19                         0
                                                                      P               528352      16.19                         0
                                                                      P               528353      16.19                         0
                                                                      P               528354      16.19                         0
                                                                      P               528355      16.19                         0
                                                                      P               528356      16.19                         0
                                                                      P               528359      16.19                         0
                                                                      P               528360      16.19                         0
                                                                      P               528361      16.19                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P               528362      16.19                         0
                                                                      P               528363      16.19                         0
                                                                      P               528366      16.19                         0
                                                                      P               528367      16.19                         0
                                                                      P               528368      16.19                         0
                                                                      P               528369      16.19                         0
3043 - Matheson 20                                          4                         113.32          0           412
                                           Lease MR                4                             113.32             0         412
                                                                      P               528409      64.75                       412
                                                                      P               528410      16.19                         0
                                                                      P               528411      16.19                         0
                                                                      P               528412      16.19                         0
3044 - Matheson 21                                          1                             64          4     10,012.00
                                           Unpatented Claim        1                                 64             4   10,012.00
                                                                      P              1204654         64             4   10,012.00
3045 - Matheson                                             1                            160         10     16,268.00
                                           Unpatented Claim        1                                160            10   16,268.00
                                                                      P              3001497        160            10   16,268.00
3047 - Matheson 24                                         12                          57.48          0             0
                                           Patented MR            11                              56.88             0           0
                                                                      P     24170SEC               2.02                         0
                                                                      P     24171SEC               9.51                         0
                                                                      P     24172SEC                0.2                         0
                                                                      P     24173SEC               0.04                         0
                                                                      P     24174SEC               10.5                         0
                                                                      P     24175SEC              33.59                         0
                                                                      P     24176SEC                0.2                         0
                                                                      P     24177SEC                0.2                         0
                                                                      P     24178SEC                0.4                         0
                                                                      P     24179SEC                0.1                         0
                                                                      P     24180SEC                0.1                         0
                                           Patented SR             1                               0.61             0           0
                                                                      P     1-2,M-180-C            0.61                         0
3048 - Matheson 25                                          1                             64          4           412
                                           Unpatented Claim        1                                 64             4         412
                                                                      P              1180852         64             4         412
3049 - Matheson 26                                          2                            128          8           824
                                           Unpatented Claim        2                                128             8         824
                                                                      P              3010892         32             2         206
                                                                      P              3010893         96             6         618
3050 - Matheson claims                                      2                            112          7             0
                                           Unpatented Claim        2                                112             7           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              3018749         48             3           0
                                                                      P              3018751         64             4           0
3101 - Birker                                               1                          64.75          0             0
                                           Patented MR             1                              64.75             0           0
                                                                      P     24473SEC              64.75                         0
3102 - Burkhardt                                            1                          32.38          0             0
                                           Patented MR             1                              32.38             0           0
                                                                      P     24369SEC              32.38                         0
3103 - Brandon                                              1                          32.38          0             0
                                           Patented MR             1                              32.38             0           0
                                                                      P     24470SEC              32.38                         0
3104 - Major General                                        5                         125.46          0             0
                                           Lease MR                4                              61.51             0           0
                                                                      P               585548      15.38                         0
                                                                      P               585549      15.38                         0
                                                                      P               585550      15.38                         0
                                                                      P               585551      15.38                         0
                                           Patented MR & SR        1                              63.94             0           0
                                                                      P     1180SEC               63.94                         0
3110 - Matheson staked                                      2                            128          8           824
                                           Unpatented Claim        2                                128             8         824
                                                                      P              3003939         64             4         412
                                                                      P              3012788         64             4         412
3200 - Ogden                                               13                         210.44          0             0
                                           Lease MR               13                             210.44             0           0
                                                                      P               528812      16.19                         0
                                                                      P               528813      16.19                         0
                                                                      P               528814      16.19                         0
                                                                      P               528815      16.19                         0
                                                                      P               528816      16.19                         0
                                                                      P               528817      16.19                         0
                                                                      P               528915      16.19                         0
                                                                      P               528916      16.19                         0
                                                                      P               528917      16.19                         0
                                                                      P               528918      16.19                         0
                                                                      P               528919      16.19                         0
                                                                      P               528920      16.19                         0
                                                                      P               528921      16.19                         0
3405 - Clergue 1                                            1                            128          8             0
                                           Unpatented Claim        1                                128             8           0
                                                                      P              1245302        128             8           0
3407 - Clergue 2                                            2                            160         10             0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                           Unpatented Claim        2                                160            10           0
                                                                      P              1245323         96             6           0
                                                                      P              1245324         64             4           0
3409 - Clergue                                              2                            160         10     56,000.00
                                           Unpatented Claim        2                                160            10   56,000.00
                                                                      P              1204367         96             6   33,600.00
                                                                      P              1204567         64             4   22,400.00
3701 - Renaudat 1                                           3                            256         16      2,968.00
                                           Unpatented Claim        3                                256            16    2,968.00
                                                                      P              1212880         64             4           0
                                                                      P              1244809        160            10           0
                                                                      P              1244810         32             2    2,968.00
3711 - Tully 4                                              1                            112          7             0
                                           Unpatented Claim        1                                112             7           0
                                                                      P              1245331        112             7           0
4001 - Carr 1                                               8                            128          8     48,000.00
                                           Unpatented Claim        8                                128             8   48,000.00
                                                                      L              1114456         16             1    6,000.00
                                                                      L              1114457         16             1    6,000.00
                                                                      L              1114458         16             1    6,000.00
                                                                      L              1114459         16             1    6,000.00
                                                                      L              1116013         16             1    6,000.00
                                                                      L              1116014         16             1    6,000.00
                                                                      L              1116015         16             1    6,000.00
                                                                      L              1116016         16             1    6,000.00
4004 - Carr 4                                               1                             64          4     16,000.00
                                           Unpatented Claim        1                                 64             4   16,000.00
                                                                      L              1193794         64             4   16,000.00
4005 - Carr 5                                               1                            128          8     12,800.00
                                           Unpatented Claim        1                                128             8   12,800.00
                                                                      L              1218632        128             8   12,800.00
4007 - Taylor 2                                             1                             64          4             0
                                           Unpatented Claim        1                                 64             4           0
                                                                      L              1228937         64             4           0
4008 - Carr 6                                               1                             16          1      2,800.00
                                           Unpatented Claim        1                                 16             1    2,800.00
                                                                      L              1218618         16             1    2,800.00
4011 - Yardy                                                1                          64.95          0     12,000.00
                                           Patented MR & SR        1                              64.95             0   12,000.00
                                                                      L     14694SEC              64.95                 12,000.00
4017 - Elbthal                                              1                          16.19          0             0
                                           Patented MR & SR        1                              16.19             0           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L     14062SEC              16.19                         0
4024 - Garrett                                              1                          32.38          0     12,000.00
                                           Patented MR & SR        1                              32.38             0   12,000.00
                                                                      L     15745SEC              32.38                 12,000.00
4101 - McChristie et al                                    10                            160         10     53,600.00
                                           Unpatented Claim       10                                160            10   53,600.00
                                                                      L               979579         16             1    8,800.00
                                                                      L               979580         16             1    6,400.00
                                                                      L               981450         16             1    6,400.00
                                                                      L               981451         16             1    6,400.00
                                                                      L              1151435         16             1    4,400.00
                                                                      L              1151436         16             1    4,400.00
                                                                      L              1151437         16             1    4,400.00
                                                                      L              1151735         16             1    4,400.00
                                                                      L              1186173         16             1    3,600.00
                                                                      L              1188183         16             1    4,400.00
4201 - Michaud                                             77                       1,232.00         77             0
                                           Unpatented Claim       77                           1,232.00            77           0
                                                                      L               798803         16             1           0
                                                                      L               798804         16             1           0
                                                                      L               798805         16             1           0
                                                                      L               798806         16             1           0
                                                                      L               798807         16             1           0
                                                                      L               798811         16             1           0
                                                                      L               798812         16             1           0
                                                                      L               798813         16             1           0
                                                                      L               798814         16             1           0
                                                                      L               798816         16             1           0
                                                                      L               798817         16             1           0
                                                                      L               798818         16             1           0
                                                                      L               798820         16             1           0
                                                                      L               798821         16             1           0
                                                                      L               798822         16             1           0
                                                                      L               798823         16             1           0
                                                                      L               798824         16             1           0
                                                                      L               798825         16             1           0
                                                                      L               798826         16             1           0
                                                                      L               798827         16             1           0
                                                                      L               802477         16             1           0
                                                                      L               802479         16             1           0
                                                                      L               802482         16             1           0
                                                                      L               802483         16             1           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L               802484         16             1           0
                                                                      L               802487         16             1           0
                                                                      L               802488         16             1           0
                                                                      L               802489         16             1           0
                                                                      L               802490         16             1           0
                                                                      L               802491         16             1           0
                                                                      L               802492         16             1           0
                                                                      L               802493         16             1           0
                                                                      L               802496         16             1           0
                                                                      L               802497         16             1           0
                                                                      L               802498         16             1           0
                                                                      L               802501         16             1           0
                                                                      L               802539         16             1           0
                                                                      L               802541         16             1           0
                                                                      L               806020         16             1           0
                                                                      L               806021         16             1           0
                                                                      L               806022         16             1           0
                                                                      L               806023         16             1           0
                                                                      L               806024         16             1           0
                                                                      L               806025         16             1           0
                                                                      L               806026         16             1           0
                                                                      L               806027         16             1           0
                                                                      L               806028         16             1           0
                                                                      L               806029         16             1           0
                                                                      L               806030         16             1           0
                                                                      L               806031         16             1           0
                                                                      L               806032         16             1           0
                                                                      L               806033         16             1           0
                                                                      L               849656         16             1           0
                                                                      L               849659         16             1           0
                                                                      L               950207         16             1           0
                                                                      L               950208         16             1           0
                                                                      L               950209         16             1           0
                                                                      L               950210         16             1           0
                                                                      L               950217         16             1           0
                                                                      L               950218         16             1           0
                                                                      L               950219         16             1           0
                                                                      L               950220         16             1           0
                                                                      L               950221         16             1           0
                                                                      L               950222         16             1           0
                                                                      L               950223         16             1           0
                                                                      L               950224         16             1           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L               950225         16             1           0
                                                                      L               950226         16             1           0
                                                                      L               950242         16             1           0
                                                                      L               950243         16             1           0
                                                                      L               950244         16             1           0
                                                                      L               950245         16             1           0
                                                                      L               950246         16             1           0
                                                                      L               950247         16             1           0
                                                                      L               950248         16             1           0
                                                                      L               950249         16             1           0
                                                                      L               950250         16             1           0
4202 - Canyon                                              12                         166.33          0             0
                                           Lease MR               12                             166.33             0           0
                                                                      L               536797      13.86                         0
                                                                      L               536798      13.86                         0
                                                                      L               536799      13.86                         0
                                                                      L               536800      13.86                         0
                                                                      L               539922      13.86                         0
                                                                      L               539928      13.86                         0
                                                                      L               549199      13.86                         0
                                                                      L               549200      13.86                         0
                                                                      L               549201      13.86                         0
                                                                      L               549204      13.86                         0
                                                                      L               549205      13.86                         0
                                                                      L               549206      13.86                         0
4203 - Thibault                                            31                            496         31             0
                                           Unpatented Claim       31                                496            31           0
                                                                      L               724903         16             1           0
                                                                      L               724904         16             1           0
                                                                      L               724905         16             1           0
                                                                      L               724906         16             1           0
                                                                      L               724907         16             1           0
                                                                      L               724908         16             1           0
                                                                      L               724909         16             1           0
                                                                      L               724910         16             1           0
                                                                      L               724911         16             1           0
                                                                      L               724912         16             1           0
                                                                      L               724913         16             1           0
                                                                      L               724914         16             1           0
                                                                      L               739288         16             1           0
                                                                      L               739289         16             1           0
                                                                      L               739290         16             1           0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L               739291         16             1           0
                                                                      L               739292         16             1           0
                                                                      L               739293         16             1           0
                                                                      L               739294         16             1           0
                                                                      L               739295         16             1           0
                                                                      L               739296         16             1           0
                                                                      L               739297         16             1           0
                                                                      L               739298         16             1           0
                                                                      L               739299         16             1           0
                                                                      L               739300         16             1           0
                                                                      L               739301         16             1           0
                                                                      L               739302         16             1           0
                                                                      L               739303         16             1           0
                                                                      L               739304         16             1           0
                                                                      L               739305         16             1           0
                                                                      L               739306         16             1           0
4301 - Caman                                               23                         371.92          0             0
                                           Patented MR & SR       23                             371.92             0           0
                                                                      L                11369      16.24                         0
                                                                      L                11370      16.04                         0
                                                                      L                14647      16.24                         0
                                                                      L                14648      16.24                         0
                                                                      L                14649      16.04                         0
                                                                      L                14650      16.04                         0
                                                                      L                14651      16.04                         0
                                                                      L                15423      16.24                         0
                                                                      L                15474      16.14                         0
                                                                      L                15475      16.19                         0
                                                                      L                15476      16.19                         0
                                                                      L                15477      16.19                         0
                                                                      L                15478      16.19                         0
                                                                      L                15479      16.19                         0
                                                                      L                15480      16.19                         0
                                                                      L                15481      16.19                         0
                                                                      L                15482      16.19                         0
                                                                      L                15483      16.24                         0
                                                                      L                15484      16.24                         0
                                                                      L                15485      16.19                         0
                                                                      L                36724      16.24                         0
                                                                      L                36725      16.14                         0
                                                                      L                36726      16.14                         0
4302 - Morgan                                               2                          32.33          0             0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                           Patented MR & SR        2                              32.33             0           0
                                                                      L                45161      16.14                         0
                                                                      L                45162      16.19                         0
4303 - Dunmar                                               5                          80.64          0             0
                                           Patented MR & SR        5                              80.64             0           0
                                                                      L                44243      16.49                         0
                                                                      L                44244      16.29                         0
                                                                      L                44245      16.29                         0
                                                                      L                44246      15.78                         0
                                                                      L                44247      15.78                         0
4304 - Marchaud                                            19                         552.68          0             0
                                           Patented MR & SR       19                             552.68             0           0
                                                                      L                40909      16.28                         0
                                                                      L     40910-13              64.75                         0
                                                                      L     40914-5&40917-8       66.78                         0
                                                                      L                40916      16.84                         0
                                                                      L     40919-22               63.7                         0
                                                                      L     40923&40928-30        66.37                         0
                                                                      L     40931-34              63.26                         0
                                                                      L                45149      16.19                         0
                                                                      L                45151      16.19                         0
                                                                      L                45152      16.37                         0
                                                                      L                45153      16.23                         0
                                                                      L                45154      16.27                         0
                                                                      L                45155      16.32                         0
                                                                      L                45156      16.14                         0
                                                                      L                45157      16.14                         0
                                                                      L                45158      16.24                         0
                                                                      L                45159      16.24                         0
                                                                      L                46238      16.19                         0
                                                                      L                46239      16.19                         0
4305 - Garrison                                            26                         561.59          0             0
                                           Patented MR & SR       26                             561.59             0           0
                                                                      L                39506      16.29                         0
                                                                      L                39509        6.1                         0
                                                                      L                39526        4.7                         0
                                                                      L                42905      16.52                         0
                                                                      L                42906       45.3                         0
                                                                      L                42907      22.93                         0
                                                                      L                42908      46.69                         0
                                                                      L                42909      31.57                         0
                                                                      L                42910      16.09                         0

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      L                42911      10.03                         0
                                                                      L                42912      14.05                         0
                                                                      L                42913      15.53                         0
                                                                      L                42914      25.62                         0
                                                                      L                42915      58.86                         0
                                                                      L                42916      32.89                         0
                                                                      L                42917      23.87                         0
                                                                      L                42918      14.83                         0
                                                                      L                42919      12.19                         0
                                                                      L                42920      16.99                         0
                                                                      L                42932      11.36                         0
                                                                      L                42933      25.98                         0
                                                                      L                42934      16.45                         0
                                                                      L                42935      20.12                         0
                                                                      L                42936      18.03                         0
                                                                      L                42937      19.97                         0
                                                                      L                42938      18.62                         0
4505 - Beatty                                               3                             64          4      2,000.00
                                           Unpatented Claim        3                                 64             4    2,000.00
                                                                      L              1218619         16             1    2,000.00
                                                                      L              1245321         32             2           0
                                                                      L              1245322         16             1           0
4601 - Garrison 1                                           2                             32          2             0
                                           Unpatented Claim        2                                 32             2           0
                                                                      L              1206689         16             1           0
                                                                      L              1236936         16             1           0
4602 - Guibord                                              3                             96          6             0
                                           Unpatented Claim        3                                 96             6           0
                                                                      L              1206695         16             1           0
                                                                      L              1206696         64             4           0
                                                                      L              1206697         16             1           0
4605 - Guibord 3                                            1                             64          4             0
                                           Unpatented Claim        1                                 64             4           0
                                                                      L              1226521         64             4           0
4606 - Guibord 4                                            1                             48          3             0
                                           Unpatented Claim        1                                 48             3           0
                                                                      L              1222297         48             3           0
4607 - Guibord 5                                            1                             32          2             0
                                           Unpatented Claim        1                                 32             2           0
                                                                      L              1245303         32             2           0
5000 - SHK                                                 11                       1,264.00         79    144,679.00
                                           Unpatented Claim       11                           1,264.00            79  144,679.00

                                                                                                                        AGGREGATE
PROJECT #                                  TENURE TYPE         COUNT        TENURE            SIZE (Ha)     SIZE (un)   WORK DONE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      P              1160197         96             6   11,908.00
                                                                      P              1207001         64             4    6,675.00
                                                                      P              1207003         64             4           0
                                                                      P              1207004        144             9           0
                                                                      P              1207005        128             8           0
                                                                      P              1207007         64             4    3,713.00
                                                                      P              1207009        160            10   84,082.00
                                                                      P              1207010         64             4           0
                                                                      P              1207701        256            16   15,963.00
                                                                      P              1207702        192            12   19,424.00
                                                                      P              1207703         32             2    2,914.00
5003 - Evelyn Staked                                        2                            288         18     12,399.00
                                           Unpatented Claim        2                                288            18   12,399.00
                                                                      P              3018746         96             6   12,399.00
                                                                      P              3018750        192            12           0
GRAND TOTALS                                            1,733                      36,815.57        933  3,851,757.00